As confidentially submitted to the Securities and Exchange Commission on March 14, 2022.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission,

and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Perfect Moment Ltd.
(Exact name of registrant as specified in its charter)

Delaware	2300	86-1437114
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

209 Canalot Studios

222 Kensal Road

London W10 5BN

United Kingdom

+ 44 (0204) 5588849

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

National Registered Agents, Inc.

28 Liberty Street

New York, New York 10005

(800) 717-2810

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Nimish Patel	Barrett S. DiPaolo
Blake Baron	Sichenzia Ross Ference LLP
Mitchell Silberberg & Knupp LLP	1185 Avenue of the Americas, 31st Floor
2049 Century Park East, 18th Floor	New York, NY 10036
Los Angeles, CA 90064	212-930-9700
(310) 312-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, check indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)		Amount of Registration Fee(7)
Common stock, par value $0.0001 per share(2)(3)	$		$
Underwriters’ common stock purchase warrants(4)		$—		$—
Shares of common stock, $0.0001 par value per share underlying underwriters’ common stock purchase warrants(2)(3)(5)	$		$
Common stock, par value $0.0001 per share (3)(6)	$		$
Total	$		$

(1)	There is no current market for the securities or price at which the shares are being offered. Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended (the “Securities Act”).

(2)	Includes the offering price of any additional shares of common stock that the underwriters have the option to purchase to cover over-allotments, if any.

(3)	Pursuant to Rule 416 under the Securities Act, there is also being registered hereby such indeterminate number of additional shares of common stock of the Registrant as may be issued or issuable because of stock splits, stock dividends, stock distributions, and similar transactions.

(4)	No fee required pursuant to Rule 457(g) of the Securities Act.

(5)	Represents underwriters’ warrants to purchase up to an aggregate of 5% of the shares of common stock sold in the primary offering, at an exercise price equal to 120% of the public offering price. As estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g) under the Securities Act, the proposed maximum aggregate offering price of the underwriters’ warrants is $ (which is equal to 120% of $ (5% of $ )).

(6)	Represents the shares of common stock to be offered for resale by the selling stockholders named herein pursuant to the applicable prospectus contained herein.
(7)	To be paid in connection with the initial public filing of the registration statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Registration Statement contains two forms of prospectus: one to be used in connection with the initial public offering of        shares of our common stock (including         shares which may be sold upon exercise of the underwriters’ overallotment option to cover over-allotments, if any) through the underwriters named on the cover page of that prospectus (the “IPO Prospectus”) and one to be used in connection with the potential resale by certain selling stockholders of an aggregate amount up to        shares of our common stock (the “Selling Stockholder Prospectus”), consisting of up to (i)        shares of our common stock issuable upon the automatic conversion of 8% senior subordinated secured convertible promissory notes (the “Notes”) held by certain selling stockholders and (ii)        shares of our common stock held by certain stockholders who held shares prior to the 2021 share exchange or provided certain advisory services in connection with the 2021 share exchange and the 2021 convertible note financing. The IPO Prospectus and the Selling Stockholder Prospectus will be identical in all respects except for the alternate pages for the Selling Stockholder Prospectus included herein which are labeled “Alternate Page for Selling Stockholder Prospectus.”

The Selling Stockholder Prospectus is substantively identical to the IPO Prospectus, except for the following principal points:

●	they contain different outside and inside front covers;

●	they contain different Offering sections in the Prospectus Summary section;

●	they contain different Use of Proceeds sections;

●	the Capitalization section is deleted from the Selling Stockholder Prospectus;

●	the Dilution section is deleted from the Selling Stockholder Prospectus;

●	a Selling Stockholder section is included in the Selling Stockholder Prospectus;

●	the Underwriting section from the IPO Prospectus is deleted from the Selling Stockholder Prospectus and a Plan of Distribution is inserted in its place; and

●	the Legal Matters section in the Selling Stockholder Prospectus deletes the reference to counsel for the underwriters.

The registrant has included in this Registration Statement, after the financial statements, a set of alternate pages to reflect the foregoing differences of the Selling Stockholder Prospectus as compared to the Prospectus.

Sales of the shares of our common stock registered in the IPO Prospectus and the Selling Stockholder Prospectus will result in two offerings taking place concurrently which might affect price, demand, and liquidity. This risk and other risks are included in “Risk Factors” beginning on page 12 of the Prospectus.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated           , 2022

Shares of Common Stock

This is an initial public offering of shares of common stock of Perfect Moment Ltd. We are offering shares of our common stock.

Prior to this primary offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share of our common stock will be between $       and $        .. We intend to apply to list our common stock on the Nasdaq Capital Market (“Nasdaq”) under the symbol “PMNT.” If our application is not approved or we otherwise determine that we will not be able to secure the listing of our common stock on the Nasdaq, we will not complete this primary offering.

We intend to use the proceeds from this primary offering to be used for working capital or general corporate purposes. See “Use of Proceeds.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 12 of this prospectus for a discussion of information that should be considered in connection with an investment in our common stock.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, and we have elected to comply with certain reduced public company reporting requirements.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See “Underwriting” beginning on page 98 of this prospectus for additional information regarding underwriter compensation.

We have granted the underwriters an option for a period of 45 days to purchase up to        additional shares on the same terms and conditions set forth above.

The underwriters expect to deliver the shares of common stock against payment in New York, New York on             , 2022.

Laidlaw & Company (UK) Ltd.

Prospectus dated                , 2022

Through and including __________, 2022 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

You should rely only on the information contained in this prospectus or any prospectus supplement or amendment. Neither we, nor the underwriters, have authorized any other person to provide you with information that is different from, or adds to, that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The selling stockholders are offering to sell and seeking offers to buy our common stock only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date. We are not making an offer of any securities in any jurisdiction in which such offer is unlawful.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock, and the distribution of this prospectus outside the United States.

i

ABOUT THIS PROSPECTUS

Throughout this prospectus, unless otherwise designated or the context suggests otherwise,

●	all references to the “company,” the “registrant,” “Perfect Moment,” “we,” “our” or “us” in this prospectus mean Perfect Moment Ltd. and its subsidiaries;

●	assumes an initial public offering price of our common stock of $ per share, the midpoint of the estimated range of $ to $ per share;

●	all references to the “primary offering” refer to the offering contemplated by the IPO Prospectus;

●	“year” or “fiscal year” mean the year ending March 31st; and

●	all dollar or $ references when used in this prospectus refer to United States dollars.

Concurrent with the primary offering, the company is registering shares of common stock in connection with the potential resale by certain selling stockholders of an aggregate amount up to shares of our common stock (the “Selling Stockholder Prospectus”), consisting of (i)      shares of our common stock that will be issued upon the automatic conversion at the closing of the primary offering of the Notes held by selling stockholders, calculated using the midpoint of the price range listed on the cover page of this prospectus and (ii)       shares of our common stock are currently being offered under this prospectus by certain stockholders. Please read the risk factors, including the risk factor titled “Sales of our common stock in the primary offering will be taking place concurrently with common stock registered by selling stockholders which might affect the price, demand, and liquidity of our common stock.” on page 32.

MARKET AND INDUSTRY DATA

Market data and certain industry data and forecasts used throughout this prospectus were obtained from internal company surveys, market research, consultant surveys, publicly available information, reports of governmental agencies and industry publications, articles and surveys. Industry surveys, publications, consultant surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but the accuracy and completeness of such information is not guaranteed. We have not independently verified any of the data from third party sources, nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, internal surveys, industry forecasts and market research, which we believe to be reliable based on our management’s knowledge of the industry, have not been independently verified. Forecasts are particularly likely to be inaccurate, especially over long periods of time. Statements as to our market position are based on the most currently available data. While we are not aware of any misstatements regarding the industry data presented in this prospectus, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus. Among other items, certain of the market research included in this prospectus was published prior to the COVID-19 pandemic and did not anticipate the virus or the impact it has caused on our industry. We have utilized this pre-pandemic market research in the absence of updated sources. These and other factors could cause results to differ materially from those expressed in the projections and estimates made by the independent third parties and us.

References in this prospectus to “Generation X” refer to those born between 1965 and 1980, references to “Generation Y” refer to those born between 1981 and 1996 (ages 26 to 41 in 2022), and references to “Generation Z” refer to those born from 1997 onward.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements.” Forward-looking statements reflect the current view about future events. When used in this prospectus, the words “anticipate,” “believe,” “estimate,” “expect,” “future,” “intend,” “plan,” or the negative of these terms and similar expressions, as they relate to us or our management, identify forward-looking statements. Such statements, include, but are not limited to, statements contained in this prospectus relating to our business strategy, our future operating results and liquidity and capital resources outlook. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees of assurance of future performance. We caution you therefore against relying on any of these forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, without limitation:

●	our expectations regarding our revenue, expenses, profitability and other operating results;

●	the growth rates of the markets in which we compete;

●	the costs and effectiveness of our marketing efforts, as well as our ability to promote our brand;

●	our ability to provide quality products that are acceptable to our customers;

●	our reliance on key personnel and our ability to identify, recruit, and retain skilled personnel;

●	our ability to effectively manage our growth, including offering new product categories and any international expansion;

●	our ability to maintain the security and availability of our software;

●	our ability to protect our intellectual property rights and avoid disputes in connection with the use of intellectual property rights of others;

●	our ability to protect our users’ information and comply with growing and evolving data privacy laws and regulations;

●	the impact of the COVID-19 pandemic on our business and customers;

●	future investments in our business, our anticipated capital expenditures, and our estimates regarding our capital requirements;

●	our ability to compete effectively with existing competitors and new market entrants; and

●	our success at managing the risks involved in the foregoing.

Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may differ significantly from those anticipated, believed, estimated, expected, intended or planned.

Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision..

All references to “PMA” herein refer to Perfect Moment Asia Limited, a privately held Hong Kong corporation. In March 2021, PMA, as the previous global parent company, engaged in a transaction (the “Share Exchange”) to exchange shareholder interests in PMA for shares in the Company. As a result, PMA and Perfect Moment UK (“PMUK”) became subsidiaries of the Company, as the U.S. domiciled ultimate holding company. Unless otherwise stated or the context otherwise indicates, references to “Perfect Moment,” the “Company,” “we,” “our,” “us,” or similar terms refer to Perfect Moment Ltd. and our subsidiaries, PMA and PMUK.

Our Mission

Our mission is to create statement pieces to ski, surf, swim and move in for those perfect moments and the people who make them.

Overview

Perfect Moment is a premium lifestyle brand that combines fashion and technical performance for its ranges of outerwear, skiwear, swimwear and activewear. We create apparel and products that feature what we believe is an unmatched combination of fashion, form, function and fun for women, men and children.

The brand was born in Chamonix, France in 1984, when the professional skier and extreme sports filmmaker, Thierry Donard, began making apparel for his team of free-ride skiers and surfers. Donard used his experience to create designs that were characterized by quality, style and performance to enable his athletes to achieve their perfect ski-run or perfect wave-ride: that “perfect moment.” His designs – combining high performance materials with daring prints and colours – were inspired by his team of free-ride skiers and surfers. Our almost 37 years of sportswear experience informs every design, with best-in-class materials still part of every product.

Perfect Moment was later purchased and relaunched by Jane and Max Gottschalk, our Creative Director and our Chairman, respectively, while living in Hong Kong in 2012, where its production team still sits, working alongside its London-based finance, technology, sales, marketing, operations and public relations teams. Until March 2021, our brand was operated by Perfect Moment Asia Ltd. In March 2021, we effected a reorganization, in which all of the equity of Perfect Moment Asia Ltd. was exchanged for newly issued shares of our common stock and Series A convertible preferred stock, which preferred stock will be converted to common stock in connection with the closing of this offering.

Today, the brand continues to draw on its rich heritage of performance garments and statement designs. Retro-inspired vivid and bold color palates complement technical fabrics to deliver fashion, form, function and fun for women, men and children. Primarily known for its on-and-off the slopes skiwear, in 2016 Perfect Moment developed a summer range inspired by the island of Ibiza to bring its unique style to swimwear and activewear. We believe our bold fashion and technical proposition resonates with the modern fashion-conscious consumer that sees value in authentic European heritage and statement-design tailored for an active and healthy lifestyle at a compelling quality-to-value price point.

Perfect Moment’s growth plan is predicated on (i) continuing to develop its winter and summer product ranges at improved gross margins, including extensions into more lifestyle ranges, (ii) drive more direct sales through its unique marketing strategy, (iii) test strategic pop-up and flagship retail and (iv) recruit senior operators to continue to develop and grow our brand.

Our Industry

We operate at the intersection of luxury fashion and online commerce. The global luxury industry is large and characterized by specific market dynamics and consumer trends that are shaping the future of the industry, including the following:

Large, Stable and Resilient Addressable Markets

Perfect Moment has an attractive core ski apparel market in which it is believes it is well-positioned and has a large growth runway. According to Absolute Reports, the core ski-apparel market which Perfect Moment has served to date is a valuable and highly stable market (approximately $6 billion revenues worldwide in 2021 and approximately 4.5% Compound Annual Growth Rate (“CAGR”)) with a relatively narrow target demographic. We believe that this demographic is characterized by relatively high affluence and either proximity to a ski area or a location with a traditional interest in skiing as a recreational activity. We believe that due to the relatively high affluence and international nature of the demographic, there has been, and continues to be, significant space for premium and luxury products that deliver both fashion and technical performance.

Perfect Moment has started to make inroads into the adjacent, significantly larger, premium outerwear market, which we believe is set to continue growing, yet remains somewhat fragmented and localized. The premium outerwear market, compared to the core ski apparel market, is a larger and faster growing market. According to Absolute Reports, the premium outwear market is estimated to be approximately $300 billion revenues worldwide in 2021 with a CAGR over 3%. Again, we believe the demographic for this market is relatively high affluence, but has a broader geographical spread as it is not linked to the activity of skiing. In the premium outerwear market, we believe an increasingly large number of consumers are turning to heritage brands with technical credentials for premium outerwear products that not only serve a technical function but also make a fashion statement.

In addition, Perfect Moment is also targeting the broader leisure markets for swimwear, activewear and lifestyle products. Both the ski apparel market and premium outerwear market share some key consumer demographics and purchasing behavior with the athleisure and lifestyle market (approximately $180 billion revenues worldwide in 2021 and approximately 7% CAGR, according to by Absolute Reports). We believe this market stretches beyond skiing and winter sports to a range of healthy and athletic pursuits, with products increasingly being worn as part of a broader day-to-day lifestyle statement. We also believe the growth of this market goes hand-in-hand with broader cultural shifts, such as a greater emphasis on health, exercise and well-being, as well as a relaxation in dress codes at work and social occasions. Based on the characteristics of these respective markets, we believe Perfect Moment has the right brand profile, geographic footprint, target demographic, marketing tools and operational expansion plan to gain significant share.

Luxury Channel Shift to Online

According to Bain & Company (“Bain”), online is set to become the leading channel for luxury purchases by 2025, fueling what we call the omnichannel transformation. The online share of the global personal luxury goods market in 2017 was approximately 9%, significantly lower than other retail markets, according to Bain, which has been driven by luxury brands’ cautious approach to adopting technology and social platforms; however, online sales are expected to become a larger percentage of the total market, reaching 25% by 2025.

Transition to Digital

We believe the digital shopping behavior of consumers is evolving at a rapid pace and the shift to digital is affecting how the luxury industry and consumers interact. E-commerce sales have climbed steadily for years, according to Statista, with continuous further growth expected. Statista estimates a growth in global e-commerce market revenue from $2.276 billion in 2020 to $7.391 billion in 2025, and with the COVID-19 pandemic, we believe e-commerce use among consumers has advanced even faster than expected. Since the start of the COVID-19 pandemic in March 2020, we believe there have been a significant number of first-time online shoppers around the world. According to Statista, the total number of digital shoppers worldwide grew by over one billion between 2014 and 2021 and is expected to keep growing.

On the marketing side, we believe that inspiration and trends have shifted from editorial content on the printed pages of monthly fashion magazines to the real-time social media channels of the world’s leading fashion bloggers, influencers and celebrities. We believe in Europe and in the United States, digital is already informing approximately 70% of consumers’ purchasing decisions and according to Bain, online is set to become the leading channel for luxury purchases by 2025, fueling the omnichannel transformation.

Generational Demographic Shift

As new generations of global luxury consumers account for a larger share of spending, we believe they are fundamentally changing the way luxury products are purchased. According to Bain, Generation Y and Generation Z online shoppers accounted for approximately 85% of the growth in luxury fashion in 2017, and they are expected to make 45% of total luxury fashion spend by 2025.

Emerging Markets Driving Growth

We believe the demand for luxury fashion is truly global. Consumers of luxury fashion have traditionally been from Europe, the Americas and Japan. In 2020, the global ranking of luxury sales by region changed quite dramatically. According to Bain, until 2019, Europe and the Americas were the biggest regions for luxury sales, but, in 2020, Asia became the top region for luxury sales. Growth of the global luxury goods market is expected to be significantly driven by demand from emerging markets, including China, the Middle East, Latin America and Eastern Europe. Regional shifts mark an acceleration of a rebalancing of where luxury purchases take place, as tourists shift to buy in their home markets with Chinese consumers becoming a dominating nationality for luxury, growing to represent over 45% of global purchases.

Our Strengths

●	Strong Brand Positioning. Perfect Moment’s affordable luxury offering sits below the ultra-luxury positioning and luxury performance positioning by our direct competitors. Most of our competitors skew to either fashion or pure performance, while Perfect Moment focuses on both.

●	Authentic Brand That Resonates with Highly Valuable Customer Segments. With approximately 37 years of European ski and worldwide surf heritage, bold fashion, distinct design aesthetic and technical performance, we believe our products and our mission resonate with the modern fashion-conscious consumer who sees value in authentic European heritage and statement-design tailored for an active and healthy lifestyle, which generates brand loyalty among our key customers, Generation Y and Generation Z consumers, and drives repeat purchases.

●	Digital Native Company with Proven and Unique Marketing Engine and Significant Growth Runway. We believe that e-commerce will continue to shape the consumer and retail industries by changing shopping behavior as well as contributing to the digital transformation of retail business models, which we believe has been accelerated as a direct result of the COVID-19 pandemic. We are a digitally native direct-to-consumer brand that utilizes technology to deliver what we believe is a customer experience with a specific focus on engaging and interacting with the Generation Y and Generation Z tech-savvy consumer segment by offering speed, convenience, and a seamless customer experience. By selling directly through our digital platform, we control all aspects of the customer experience and are able to engage with our community before, during and after purchase, through our digital platform and social channels. We believe this direct engagement enables us to establish personal relationships at scale and provides us with valuable customer data and feedback that we leverage across our organization to better serve our community. We also have collaborations with a growing group of A-list celebrities and influencers whom we consider to have an authentic feel and on-brand partner collaborations with luxury brands that we believe speak to the same audience. We also focus on top-tier editorial coverage in fashion magazines and arrangements with luxury wholesale partners, which include The Wall Street Journal, Forbes, Vogue, Conde Nast Traveler, and Harper’s Bazaar to name a few. We believe these marketing efforts will be translated into an engaged lifestyle-driven Instagram community.

●	Visionary, Passionate and Committed Management Team. Through steady brand discipline and a focus on sustainable growth, our management team has transformed a small family business into a global brand. We have assembled a team of seasoned executives from diverse and relevant backgrounds who draw on experience working with a wide range of leading global companies including Compagnie Financière Richemont SA. and The YOOX Net-A-Porter Group. Members of our team have created and grown leading luxury, fashion and technology businesses globally, and they retain a strong entrepreneurial spirit. Their leadership and passion have accelerated our evolution into a lifestyle brand and the growth of our direct-to-consumer channel alongside strengthening our wholesale business.

●	Multi-Channel Distribution. Our global distribution strategy allows us to reach customers through two distinct, brand-enhancing channels. In our wholesale channel, which as of December 2021 extends into 22 countries, we carefully select the best retail partners and distributors to represent our brand in a manner consistent with our heritage and growth strategy. As a result, we believe our retail partnerships include best-in-class luxury and online retailers. Through our fast growing direct-to-consumer channel, which includes our global e-commerce site, we are able to more directly control the customer experience, driving deeper brand engagement and loyalty, while also realizing more favorable margins. Our direct-to-consumer (“DTC”) e-commerce channel, perfectmoment.com, is complemented by our luxury marketplace partnerships globally and in emerging markets. We employ product supply discipline across both of our channels to manage scarcity, preserve brand strength and optimize profitable growth for us and our retail partners. Going forward, we plan to open a limited number of pop-up and retail stores in major metropolitan centers as well as premium outdoor destinations where we believe they can operate profitably.

●	Established Partner Relationships. As of December 2021, we had 3 luxury marketplace partners, Farfetch, Amazon Luxury and Ounass Middle East’s premier luxury multi-brand platform, and 124 luxury wholesale partners, of which 37 are online multi-brand retailers or brands and 25 are luxury department stores, including many of what we believe are the most sought-after and prestigious names in the fashion industry. We believe these relationships cannot easily be replicated and represent a high barrier to entry.

●	Flexible Supply Chain. We directly control the design, innovation and testing of our products, which we believe allows us to achieve greater operating efficiencies and deliver superior quality products. We manage our production through long-standing relationships with our third-party suppliers and vendors. We believe our flexible supply chain gives us distinct advantages including the ability to scale our operations, adapt to customer demand, shorten product development cycles and achieve higher margins.

●	Culture of Innovation and Uncompromised Craftsmanship. We strive to create the most innovative, functional, comfortable and stylish apparel in the industry. Leveraging decades of experience, field testing and obsessive attention to detail gained through our founder, Thierry Donard, making apparel for his team of free-ride skiers and surfers, combining high performance materials with daring prints and colors. We develop cross-functional products that we believe are characterized by quality, style and performance. Our almost 37 years of sportswear experience informs every design, and we still aim to use best-in-class materials in every product. In addition to innovation in our products, we believe that technology will continue to enable a better luxury ecosystem, and we will continue to pioneer innovation, through our direct-to-consumer channel, perfectmoment.com for our young consumer base who are fluent in technology and crave information on demand.

●	Efficient, Technology-Enabled Operations at Scale with Data-Driven Insights. Over the past couple of years, we have invested significant resources to optimize our logistics, processes and technology platform, which we believe enables us to efficiently manage the complexities of our current and future operational model at scale alongside offering flexibility for us to be responsive to the changes in the market and customer behaviors. We believe our data capturing technology provide us with operational insights to continuously enhance our customer experiences. Through these insights, we believe not only we are able to provide a better online experience and service to our customers, we are also able to identify customer trends early and use it as an input in our creative process and design of our collections to obtain on-trend, highly coveted merchandise.

Our Business Strategy

Perfect Moment sits at the intersection of three large and growing markets (ski apparel, premium outerwear and athleisure and lifestyle). Based on the characteristics of these respective markets, we believe we have the right brand profile, geographic footprint, target demographic, marketing tools and operational expansion plan to gain significant market share. We believe we are also well-positioned to drive sustainable growth and profitability by executing on the following strategies:

Grow brand awareness and attract new customers

Building brand awareness among potential new customers and strengthening our connections with those who already know us will be a key driver of our growth. While we believe our brand has achieved substantial traction globally and those who have experienced our products demonstrate strong loyalty, our presence is relatively nascent in many of our markets. We believe we have a significant opportunity to grow brand awareness and attract new customers to Perfect Moment through word of mouth, brand marketing and performance marketing.

In the past, Perfect Moment’s strong skiing heritage has been used to engage with a core ski audience for whom we believe the combination of technical performance and retro inspired designs resonate strongly. We believe the nature of skiing as a largely affluent, international pursuit means there is a large opportunity in aspirational, lifestyle-led social media engagement. Perfect Moment believes it has captured this social media opportunity to great effect, combining the style and form of the brand with celebrities, influencers, top-tier editorial, collaborations and luxury locations to create a distinct, fun and engaging aspirational lifestyle narrative. Beyond social media, we believe Perfect Moment has been able to deploy this same core brand proposition and narrative to direct digital marketing and traditional media, elevating brand profile and driving high levels of engagement simultaneously. Perfect Moment has also been able to build an effective online marketing engine driving large volumes of direct, organic search and paid search traffic to our e-commerce website, www.PerfectMoment.com.

Perfect Moment expects to continue its approach to social media, building its follower base through a similar and evolving mix of celebrities, influencers, editorials and locations. It also expects to continue to pursue and scale the effective search engine optimization and paid search strategies which have contributed to online sales growth, as well as direct marketing and customer engagement via their successful newsletter. Perfect Moment also plans to leverage its physical store network to deepen its brand identity and profile, as well as driving higher levels of loyalty and engagement at the local level.

Brand marketing and performance marketing also work together to drive millions of visits to our digital platform. Brand marketing includes differentiated content, our network of ambassadors, and social media, all of which result in what we believe is outsized engagement with our community. Our digital-centric performance marketing efforts are designed to drive customers from awareness to consideration to conversion. These efforts include retargeting, paid search and product listing advertisements, paid social media advertisements, search engine optimization, personalized email and mobile push notifications through our app. We believe our highly productive, diversified strategy generates a significant return on new customer acquisition investments resulting from high average order value, strong product margins and attractive repeat purchase behavior.

Accelerating Digital Growth

Having used the wholesale channel to establish our brand globally, we believe we will become less reliant on wholesale partners during the next 5 years by committing more resources to our direct-to-consumer strategy and accelerating our digital growth. We believe technology is the key underpinning factor in any e-commerce business and as such we will continue to enhance customer experience, focusing on mobile as the dominant growth channel and leveraging the emerging benefits of social and conversational commerce.

Pursue International Expansion and Enter New Markets

We believe there is an opportunity to increase penetration across our existing markets and selectively enter new regions. Although the Perfect Moment brand is recognized globally, our past investments have been focused on North America and the United Kingdom and have driven revenue growth in the United States during the past fiscal year.

While we expect the majority of our near-term growth to continue to come from the United States and the United Kingdom, we believe there is a tremendous opportunity over the long term throughout the rest of the world. In 2020 and 2021, we increased our outreach in what we believe are the most promising countries in continental Europe. Over time, we plan to enter other new markets, such as China and the Middle East, as we seek to enhance our ability to serve our international customers and further establish Perfect Moment as a global brand.

In order to offer a more localized experience to customers internationally, we plan to launch products that are specific to local markets and digital experiences that are tied to local culture. We also intend to offer market-specific languages, currency and content, as well as strategic international shipping and distribution hubs. We plan to leverage our social media strategy and expand our network of social media ambassadors to grow our brand awareness globally.

Enhance our wholesale network

Although in the next 5 years we will be mainly focused on accelerating digital growth and our direct-to-consumer channel, we still intend to continue broadening customer access and strengthening our global foothold in new and existing markets by strategically expanding our wholesale network and deepening current relationships. In all of our markets, we have an opportunity to increase sales by adding new wholesale partners and increasing volume in existing retailers. Additionally, we are focused on strengthening relationships with our retail partners through broader offerings, exclusive products and shop-in-shop formats. We believe our retail partners have a strong incentive to showcase our brand as our products drive customer traffic and consistent full-price sell-through in their stores.

Physical Retail

Perfect Moment has grown to date without a physical store presence. Sales growth has been driven by our online offering and wholesale network. As part of our growth strategy, we believe opening directly operated stores in strategically selected major cities and pop-up stores in strategic ski resorts would provide an excellent opportunity to generate sales in key locations, providing a premium in-store experience, reflecting the character of the brand and providing an experiential contact point for customers.

Broaden our Lifestyle Offering

Continuing to enhance and expand our product offering represents a meaningful growth driver for Perfect Moment. We expect that broadening our product line will allow us to strengthen brand loyalty with those customers who already love Perfect Moment, drive higher penetration in our existing markets and expand our appeal across new geographies and climates. We intend to continue developing our offering through the following strategies.

Elevate Fall and Winter. Perfect Moment will continue to focus on quality materials and distinctive designs in order to create luxury products which aim to deliver technical performance and style impact. However, believing that people want to bring the functionality of our ski apparel in to their everyday lives, Perfect Moment is broadening the product range beyond the core “on-slope” skiwear to encompass less technical lifestyle products and a wide range of exceptional winter products for any occasion.

Expand Spring and Summer. We intend to continue building out our successful Spring and Summer collections in categories such as surfwear, activewear, loungewear and swimwear. We believe offering inspiring new and complementary product categories that are consistent with our values of heritage, functionality and quality and can become part of our core business represents an opportunity to develop a closer relationship with our customers and expand our addressable market.

Price Optimization. We intend to continue optimizing our pricing to capture the full value of our products and the superior functionality they provide to our customers. Additionally, we actively balance customer demand with scarcity of supply to avoid the promotional activity that is common in the apparel industry. This allows us and our retail partners to sell our products at full price, avoid markdowns and realize full margin potential.

We believe this strategy will deliver a number of benefits:

●	Increased Sales. We expect that cross-over into adjacent product markets will increase sales by allowing us to sell outerwear, lifestyle products, activewear and swimwear to non-skiers and cross-sell lifestyle and “off-slope” products to existing skiwear customers in a winter setting.

●	Improved Margins. We believe that our margins will be improved by this strategy because modest price increases across the existing range will allow Perfect Moment to strengthen its gross margins, greater use of high-margin luxury materials such as cashmere will support price and margin increases and a move towards more less technically-complex lifestyle pieces will also drive margin improvement.

●	Reduced Seasonality. We expect that sales of new lifestyle products as well as activewear and swimwear products will be less concentrated in the winter months.

COVID-19

Our global operations, and those of the third parties upon whom we rely, have experienced disruptions from the outbreak of COVID-19. To date, they have included mandatory and elective shut-downs of retail and manufacturing operations and ski resorts, disruption to supply chains, a decrease in discretionary consumer spending and travel bans. During the year ended March 31, 2021, as international COVID-19 restrictions came into effect, our spring/summer season orders from wholesale customers reduced 81% relative to sales in the prior year. The continued impact of COVID-19 remains highly uncertain and out of our control. While the pandemic may present opportunities for businesses able to capture the potential acceleration in purchases made through luxury ecommerce platforms, the path to business as usual operations is uncertain following COVID-19. Management growth plans assume a return to pre-COVID trading and economic conditions in the near future. However, the path to full recovery of discretionary consumer spending and tourism and business travel across the globe is not possible to predict and additional impacts may arise that we are not aware of currently, making it challenging for management to estimate and guide the future performance of our business.

Corporate and Other Information

Perfect Moment Ltd. was incorporated in the State of Delaware on January 11, 2021. The Company acquired PMA on March 15, 2021 through a share exchange. PMA, formed on May 10, 2012, commenced business operations on June 17, 2019. The Company mainly operates its business through PMA. Our principal executive offices and mailing address are 209, Canalot Studios, 222 Kensal Rd, London W10 5BN, United Kingdom. Our main telephone number is +44 (0204) 5588849. Our corporate website address is www.perfectmoment.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus and should not be relied upon with respect to this offering.

Perfect Moment, the Perfect Moment logo and any other current or future trademarks, service marks and trade names appearing in this prospectus are the property of Perfect Moment Ltd. Other trademarks and trade names referred to in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus are referred to without the symbols ® and ™, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

This Prospectus Summary highlights information contained elsewhere and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our financial statements and the related notes included elsewhere in this prospectus. You should also consider, among other things, the matters described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in each case appearing elsewhere in this prospectus.

Nasdaq Listing Application and Proposed Symbol

We intend to file an application to have our common stock listed on the Nasdaq under the symbol “PMNT.” No assurance can be given that our application will be approved. If our application is not approved or we otherwise determine that we will not be able to secure the listing of our common stock on the Nasdaq, we will not complete the primary offering.

Summary Risk Factors

An investment in our common stock involves a high degree of risk. You should carefully consider the risks summarized below. These risks are discussed more fully in the “Risk Factors” section appearing elsewhere in this prospectus. These risks include, but are not limited to, the following:

●	Our history of losses and the substantial doubt about our ability to continue as a going concern, which could cause our stockholders to lose some or all of their investment in us.

●	Our business depends on our strong brand, and if we are not able to maintain and enhance our brand we may be unable to sell our products, which would adversely affect our business.

●	Our business partially depends on our wholesale partners, and our failure to maintain and further develop our relationships with our wholesale partners could harm our business.

●	A downturn in the global economy, including as a result of the COVID-19 pandemic worldwide, will likely affect, and in the case of the COVID-19 pandemic, has substantially affected and will likely continue to affect, customer purchases of discretionary items, which could materially harm our sales, profitability and financial condition.

●	Our financial performance is subject to significant seasonality and variability, which could significantly impact our cash flow and cause the price of our common stock to decline.

●	Our success is substantially dependent on the service of our senior management and other key employees.
●	We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate the material weaknesses in a timely manner, identify additional material weaknesses in the future or otherwise fail to maintain effective internal control over financial reporting, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations, our ability to comply with applicable laws and regulations and our access to the capital markets to be impaired.

●	The fluctuating cost of raw materials could increase our cost of goods sold and cause our results of operations and financial condition to suffer.
●	Our ability to deliver our products to the market and to meet customer expectations could be harmed if we encounter problems with our distribution system.

●	Data security breaches and other cyber security events could result in disruption to our operations or financial losses and could negatively affect our reputation, credibility, and business.

●	Our fabrics and manufacturing technology generally are not patented and can be imitated by our competitors. If our competitors sell products similar to ours at lower prices, our net revenue and profitability could suffer.

●	An active, liquid, and orderly market for our common stock may not develop or be sustained. You may be unable to sell your shares of common stock at or above the price at which you purchased them.

●	Our share price may be volatile, and you may be unable to sell your shares at or above the offering price.

●	Our management has broad discretion in the use of the net proceeds from this offering and may not use the net proceeds effectively.

If we are unable to adequately address these and other risks we face, our business may be harmed.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the JOBS Act. As an emerging growth company, we have elected to take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

●	the requirement that we provide only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

●	reduced disclosure about our executive compensation arrangements;

●	an exemption from the requirement that we hold a non-binding advisory vote on executive compensation or golden parachute arrangements; and

●	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC. We may choose to take advantage of some but not all of these exemptions. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold securities.

Going Concern

Our financial statements appearing elsewhere in this prospectus have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. During the years ended March 31, 2021 and 2020, we generated net revenue of $9.74 million and $10.58 million, respectively, and incurred a net loss of $6.14 million and $3.40 million, respectively.

We intend to rely on debt and equity financing for working capital until positive cash flows from operations can be achieved, which may never occur. We have incurred operating losses since inception. These matters raise substantial doubt about our ability to continue as a going concern. We expect that the net proceeds from this offering, together with our existing cash and cash equivalents will fund our operations through at least 12 months from the date of this prospectus. If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations. There are no assurances that we will be able to raise capital on terms acceptable to us. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our development, which could harm our business, financial condition and operating results. The consolidated financial statements contained in this prospectus do not include any adjustments that might result from the outcome of these uncertainties. As a result, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of and for the fiscal years ended March 31, 2021 and 2020 with respect to this uncertainty.

THE OFFERING

Common stock offered by us	shares.

Common stock to be outstanding after the primary offering(1)	shares ( shares if the underwriters exercise their option to purchase additional shares in full).

Over-allotment option of common stock offered by us	The underwriters have a 45-day option to purchase up to additional shares of common stock.

Use of proceeds	We currently intend to use the net proceeds to us from this primary offering for general corporate purposes, including working capital, sales and marketing activities and general and administrative matters. See the section of this prospectus titled “Use of Proceeds” beginning on page 35.

Proposed trading symbol	We intend to apply to list our shares of common stock on the Nasdaq Capital Market under the ticker symbol “PMNT.”

Dividend policy	We do not expect to pay any dividends on our common stock for the foreseeable future. See “Dividend Policy.”

Risk factors	Investing in our securities is highly speculative. See the section of this prospectus titled “Risk Factors” beginning on page 12.

(1)	The number of shares of common stock outstanding after this primary offering, as set forth in the table above, is based on shares of our common stock outstanding as of , 2022, which includes (i) the automatic conversion of all outstanding shares of our Series A convertible preferred stock into 5,323,782 shares of common stock and (ii) shares that will be issued upon the automatic conversion of the outstanding Notes at the closing of the primary offering based on the assumed initial public offering price of $ per share, the midpoint of the price range listed on the cover page of this prospectus, and excludes, as of that date, the following:

●	shares of our common stock available for future issuance under our 2021 Equity Incentive Plan and any other additional shares of our common stock that may become available under such plan;

●	warrants to purchase up to shares of our common stock issuable to the underwriters in connection with this primary offering; and.

●	rights granted to six holders of our common stock to be issued additional shares of common stock if the initial public offering price per share is less than $5.00, or if we sell our equity securities before the initial public offering at the purchase price per share or conversion price per share that is less than $5.00.

Unless expressly indicated or the context requires otherwise, all information in this prospectus assumes:

●	the automatic conversion of all outstanding shares of our Series A convertible preferred stock into 5,323,782 shares of our common stock in connection with this primary offering; and

●	the filing of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws in connection with this primary offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table summarizes our consolidated financial data as of and for the fiscal years ended March 31, 2021 and 2020 and have been derived from our audited consolidated financial statements included elsewhere in this prospectus. You should read the consolidated financial data set forth below in conjunction with our consolidated financial statements and the accompanying notes and the information in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected for any period in the future.

	Years ended March 31,
	2021	2020
(Amounts in thousands)
Statements of operations data:
Revenue
Product sales	$9,689	$10,330
Other revenue	48	247
Total revenue	9,737	10,577
Cost of goods sold	6,791	6,952
Gross profit	2,946	3,625
Operating expenses
General and administrative expenses	9,052	6,568
Depreciation and amortization	110	25
Bad debt expense	94	100
Loss from operations	(6,310)	(3,068)
Interest expense	(237)	(213)
Foreign currency transactions gains and (losses)	610	(126)
Other income (expense), net	(201)	3
Loss before income taxes	(6,138)	(3,404)
Income tax benefit (expense)	-	-
Net loss	(6,138)	(3,404)
Other comprehensive income (loss)
Foreign currency translation adjustment	(392)	110
Comprehensive loss	$(6,530)	$(3,514)

Basic loss per share	$(4.02)	$(2.32)
Diluted loss per share	$(4.02)	$(2.32)

Balance sheet data:
Cash and cash equivalents	$6,075	$1,040
Total assets	10,013	3,612
Total liabilities	7,658	5,239
Working capital	1,558	(1,730)
Accumulated (deficit)	(17,117)	(10,979)
Total shareholders’ equity (deficit)	$2,355	$(1,627)

Statements of cash flows data:
Net cash used in operating activities	$(3,046)	$(2,932)
Net cash used in investing activities	(734)	(74)
Net cash provided by financing activities	$8,533	$2,166

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this prospectus, including the section titled “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and the related notes thereto, before making a decision to invest in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that affect us. If any of the following risks occur, our business, financial condition, results of operations, and prospects could be materially and adversely affected. In that event, the price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business, Our Brand, Our Products and Our Industry

We have a history of losses, expect to continue to incur losses in the near term and may not achieve or sustain profitability in the future, and as a result, our management has identified and our auditors reported that there is a substantial doubt about our ability to continue as a going concern.

For the fiscal years ended March 31, 2021 and 2020, our operating loss was $6.31 million and $3.10 million, respectively. We intend to rely on debt and equity financing for working capital until positive cash flows from operations can be achieved, which may never occur. These matters raise substantial doubt about our ability to continue as a going concern. Throughout the next twelve months, we expect to fund our operations from additional debt and/or equity offerings, and increased revenue from our operations. If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations. There are no assurances that we will be able to raise capital on terms acceptable to us. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our operations, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

The report of our independent registered public accounting firm that accompanies our audited consolidated financial statements contains a going concern explanatory paragraph in which such firm stated that there is substantial doubt about our ability to continue as a going concern. Our consolidated financial statements contained in this prospectus do not include any adjustments that might result if we are unable to continue as a going concern. If we are unable to continue as a going concern, holders of our securities might lose their entire investment. Although we plan to attempt to raise additional capital through one or more private placements or public offerings, the doubts raised relating to our ability to continue as a going concern may make our shares an unattractive investment for potential investors. These factors, among others, may make it difficult to raise any additional capital and may cause us to be unable to continue to operate our business.

Our business has been and will continue to be adversely affected by the COVID-19 pandemic.

Our global operations, and those of the third parties upon whom we rely, are experiencing disruptions from the COVID-19 pandemic. To date, they include mandatory and elective shut-downs of retail and manufacturing operations and ski resorts, a decrease in discretionary consumer spending and travel bans. These and other potential impacts make it more challenging for management to estimate the future performance of our business. Specifically, our Spring/Summer 2020 collection production was cancelled due to factory shutdowns in China and we experienced delays relating to our Fall/Winter 2021 collection deliveries, which resulted in lower net revenue than initially expected for fiscal 2021. While we cannot predict the specific impacts to our business, financial condition and results of operations in the future, we do expect such impacts would be negative. These impacts will depend on future developments, which are highly uncertain and out of our control, including, among others, the duration and intensity of the COVID-19 pandemic, as well as the subsequent resumption of business operations and recovery of discretionary consumer spending and tourism and business travel across the globe. Additional impacts may arise that we are not aware of currently. The potential of such additional impacts intensifies the business and operating risks that we face, and should be considered when reading the additional risk factors below.

Our business depends on our strong brand, and if we are not able to maintain and enhance our brand we may be unable to sell our products, which would adversely affect our business.

The Perfect Moment name and brand image are integral to the growth of our business, and to the implementation of our strategies for expanding our business. We believe that the brand image we have developed has significantly contributed to the success of our business and is critical to maintaining and expanding our customer base. Maintaining and enhancing our brand will depend largely on the success of our marketing and merchandising efforts and our ability to provide a consistent, high quality product and customer experience. Maintaining and enhancing our brand may require us to make substantial investments in areas such as product design, store openings and operations, marketing, e-commerce, community relations and employee training, and these investments may not be successful. We anticipate that, as our business continues to expand into new markets and new product categories and as the market becomes increasingly competitive, maintaining and enhancing our brand may become difficult and expensive. Conversely, as we penetrate these new markets and our brand becomes more widely available, it could potentially detract from the appeal stemming from the scarcity of our brand. Our brand may also be adversely affected if our public image or reputation is tarnished by negative publicity. In addition, ineffective marketing, product diversion to unauthorized distribution channels, product defects, counterfeit products, unfair labor practices, and failure to protect the intellectual property rights in our brand are some of the potential threats to the strength of our brand, and those and other factors could rapidly and severely diminish consumer confidence in us. Maintaining and enhancing our brand will depend largely on our ability to be a leader in affordable luxury skiwear, outerwear and activewear and to continue to offer a range of high-quality products to our customers, which we may not execute successfully. Any of these factors could harm our sales, profitability or financial condition. A key element of our growth strategy is expansion of our product offerings into new product categories. We may be unsuccessful in designing products that meet our customers’ expectations for our brand or that are attractive to new customers. If we are unable to anticipate customer preferences or industry changes, or if we are unable to modify our products on a timely basis or expand effectively into new product categories, we may lose customers. As we expand into new geographic markets, consumers in these new markets may be less compelled by our brand image and may not be willing to pay a higher price to purchase our products as compared to traditional outerwear. We also plan to add new revenue opportunities across the purchase lifecycle, including introducing a direct-to-consumer online outlet, a product rental model and a buy-back program, which may hurt our brand image as a luxury product. More generally, our operating results would suffer if our investments and innovations do not anticipate the needs of our customers, are not appropriately timed with market opportunities or are not effectively brought to market.

We continue to focus on our direct-to-consumer channel, which may be costly and could materially harm our sales, profitability and financial condition.

Our business operates on a multi-channel distribution model, which includes distributing products on a wholesale basis for resale by others and online by us. Focusing on our e-commerce platform is essential to our future strategy. This strategy has and will continue to require significant investment in cross-functional operations and management focus, along with investment in supporting technologies. If we are unable to provide a convenient and consistent experience for our customers, our ability to compete and our results of operations could be adversely affected. In addition, if our e-commerce platform does not appeal to our customers, reliably function as designed, or maintain the privacy of customer data, or if we are unable to consistently meet our brand promise to our customers, we may experience a loss of customer confidence or lost sales, or be exposed to fraudulent purchases, which could adversely affect our reputation and results of operations.

A downturn in the global economy, including as a result of the COVID-19 pandemic worldwide, will likely affect, and in the case of the COVID-19 pandemic, has substantially affected and will likely continue to affect, customer purchases of discretionary items, which could materially harm our sales, profitability and financial condition.

Many factors affect the level of consumer spending for discretionary items including performance luxury outerwear. These factors include general economic conditions, interest and tax rates, the availability of consumer credit, disposable consumer income, unemployment and consumer confidence in future economic conditions. Consumer purchases of discretionary items, such as our performance luxury outerwear, tend to decline during recessionary periods when disposable income is lower. During our history, we have experienced recessionary periods, but we cannot predict the effect of future recessionary periods on our sales and profitability. A downturn in the economy in markets in which we sell our products may materially harm our sales, profitability and financial condition. The ongoing COVID-19 pandemic has led to a general slow-down in the global economy and reduced the amount of discretionary income available for consumers to purchase our products. We have already seen significant decreases in consumer spending as a result of the COVID-19 pandemic, and such trends may continue. These circumstances have been amplified by the significant decline in global travel that has also occurred as a result of the COVID-19 pandemic. If periods of decreased consumer spending persist, our sales could decrease, and our financial condition and results of operations could be adversely affected.

We operate in a highly competitive market and the size and resources of some of our competitors may allow them to compete more effectively than we can, resulting in a loss of our market share and a decrease in our revenue and profitability.

The market for outerwear is highly fragmented. We compete against a wide range of brands and retailers. Many of our competitors have significant competitive advantages, including larger and broader customer bases, more established relationships with a broader set of suppliers, greater brand recognition, greater financial resources, more established research and development processes, a longer history of store development, greater marketing resources, more established distribution processes, and other resources which we do not have. Our competitors may be able to achieve and maintain brand affinity and market share more quickly and effectively than we can. Many of our competitors have more established and diversified marketing programs, including with respect to promotion of their brands through traditional forms of advertising, such as print media and television commercials, and through celebrity endorsements, and have substantial resources to devote to such efforts. Our competitors may also create and maintain brand affinity using traditional forms of advertising more quickly than we can. Our competitors may also be able to increase sales in their new and existing markets faster than we can by emphasizing different distribution channels than we can, such as catalog sales or an extensive retail network, and many of our competitors have substantial resources to devote toward increasing sales in such ways.

Use of social media and influencers may adversely affect our reputation or subject us to fines or other penalties.

We use third-party social media platforms as, among other things, marketing tools. For example, we maintain Instagram, Facebook, Pinterest, Twitter and TikTok accounts. We also maintain relationships with thousands of social media influencers and engage in collaborations. As existing e-commerce and social media platforms continue to rapidly evolve and new platforms develop, we must continue to maintain a presence on these platforms and establish presences on new or emerging social media platforms. If we are unable to cost-effectively use social media platforms as marketing tools or if the social media platforms we use change their policies or algorithms, we may not be able to fully optimize such platforms, and our ability to maintain and acquire consumers and our financial condition may suffer. Furthermore, as laws and regulations and public opinion rapidly evolve to govern the use of these platforms and devices, the failure by us, our employees, our network of social media influencers, our sponsors or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms and devices or otherwise could subject us to regulatory investigations, class action lawsuits, liability, fines or other penalties and have an adverse effect on our business, financial condition, results of operations and prospects.

In addition, an increase in the use of social media influencers for product promotion and marketing may cause an increase in the burden on us to monitor compliance of the content they post, and increase the risk that such content could contain problematic product or marketing claims in violation of applicable laws and regulations. For example, in some cases, the Federal Trade Commission, or the FTC, has sought enforcement action where an endorsement has failed to clearly and conspicuously disclose a financial relationship or material connection between an influencer and an advertiser. We do not control the content that our influencers post, and if we were held responsible for any false, misleading or otherwise unlawful content of their posts or their actions, we could be fined or subjected to other monetary liabilities or forced to alter our practices, which could have an adverse impact on our business.

Negative commentary regarding us, our products or influencers and other third parties who are affiliated with us may also be posted on social media platforms and may be adverse to our reputation or business. Influencers with whom we maintain relationships could engage in behavior or use their platforms to communicate directly with our consumers in a manner that reflects poorly on our brand and may be attributed to us or otherwise adversely affect us. It is not possible to prevent such behavior, and the precautions we take to detect this activity may not be effective in all cases. Our target consumers often value readily available information and often act on such information without further investigation and without regard to its accuracy. The harm may be immediate, without affording us an opportunity for redress or correction.

Our current and future products may experience quality problems from time to time that can result in negative publicity, litigation, product recalls and warranty claims, which could result in decreased revenue and operating margin, and harm to our brand.

We have occasionally received, and may in the future receive, shipments of products that fail to comply with our technical specifications or that fail to conform to our quality control standards. We have also received, and may in the future receive, products that are otherwise unacceptable to us or our customers. Under these circumstances, unless we are able to obtain replacement products in a timely manner, we risk the loss of net revenue resulting from the inability to sell those products and related increased administrative and shipping costs. Additionally, if the unacceptability of our products is not discovered until after such products are sold, our customers could lose confidence in our products or we could face a product recall and our results of operations could suffer and our business, reputation, and brand could be harmed. There can be no assurance we will be able to detect, prevent, or fix all defects that may affect our products. Failure to detect, prevent, or fix defects, or the occurrence of real or perceived quality, health or safety problems or material defects in our current and future products, could result in a variety of consequences, including a greater number of product returns than expected from customers and our wholesale partners, litigation, product recalls, and credit, warranty or other claims, among others, which could harm our brand, sales, profitability and financial condition. Each Perfect Moment clothing product has a warranty against defects with reasonable use, for the expected lifetime of the product. Because of this comprehensive warranty, quality problems could lead to increased warranty costs, and divert the attention of our manufacturing facilities. Such problems could hurt our premium brand image, which is critical to maintaining and expanding our business. Any negative publicity or lawsuits filed against us related to the perceived quality and safety of our products could harm our brand and decrease demand for our products.

If we are unable to manage our operations at our current size or to manage any future growth effectively, our growth may be slowed.

We have expanded our operations for many years and plan to continue our expansion efforts. In order to support growth, of which there can be no assurance, we will be required to continue to expand our sales and marketing, product development, manufacturing and distribution functions, to upgrade our management information systems and other processes, and to obtain more space for our expanding administrative support and other personnel. Continued or fluctuating growth could strain our resources, and we could experience operating difficulties, including difficulties in hiring, training and managing an increasing number of employees and manufacturing capacity to produce our products, and delays in production and shipments. These difficulties may result in the erosion of our brand image, divert the attention of management and key employees and impact financial and operational results. In order to continue to expand our direct-to-consumer channel, we expect to add selling, general and administrative expenses to our cost base. These costs, which include capital assets, lease commitments and headcount, could result in decreased margins if we are unable to drive commensurate direct-to-consumer revenue growth.

Our financial performance is subject to significant seasonality and variability, which could cause the price of our common stock to decline.

Our business is affected by a number of factors common to our industry and by other factors specific to our business model, which drive seasonality and variability. Historically, key metrics, including those related to our growth, profitability and financial condition, have fluctuated significantly across fiscal periods. Consumer purchases of Women, Men and Kids skiwear and outerwear, which are the Perfect Moment core categories, are concentrated in the Fall/Winter season. As a result, a large proportion of our direct-to-consumer revenue is recognized in the third and fourth fiscal quarter. Our wholesale revenue is weighted earlier in the second and third fiscal quarters, when most orders are shipped to wholesale partners. At the consolidated level, our net revenue is concentrated in the end of third and fourth fiscal quarters, while our operating costs are more evenly distributed throughout the year. In the fiscal year ended March 31, 2021, the third and fourth fiscal quarters represented approximately 91% of total net revenue. We expect our expanding direct-to-consumer channel to continue increasing as a percentage of total net revenue, resulting in a growing proportion of our net revenue occurring during the third and fourth fiscal quarters. Working capital requirements typically increase throughout the first, second and early third quarters as overheads continue to be incurred and inventory builds to support our peak shipping and selling periods in the third and fourth quarter. Cash provided by operating activities is typically highest in the quarter ending March 31 following the significant inflows associated with our peak selling season. Historical results, especially comparisons across fiscal quarters, should not be considered indicative of the results to be expected for any future periods. In addition to the seasonality of demand for our products, our financial performance is influenced by a number of factors which are difficult to predict and variable in nature. These include input cost volatility, the timing of consumer purchases and wholesale deliveries which very often shift between fiscal quarters, demand forecast accuracy, inventory availability and the evolution of our channel mix, as well as external trends in weather and discretionary consumer spending. A number of other factors which are difficult to predict could also affect the seasonality or variability of our financial performance. Therefore, you should not rely on the results of a single fiscal quarter as an indication of our annual results or future performance.

Our sales and profitability may decline as a result of increasing product costs and decreasing selling prices.

Our business is subject to significant pressure on costs and pricing caused by many factors, including intense competition, constrained sourcing capacity and related inflationary pressure, pressure from consumers to reduce the prices we charge for our products, and changes in consumer demand. These factors may cause us to experience increased costs, reduce our prices to consumers or experience reduced sales in response to increased prices, any of which could cause our operating margin to decline if we are unable to offset these factors with reductions in operating costs and could have a material adverse effect on our financial condition, operating results, and cash flows. If we are unable to anticipate consumer preferences and successfully develop and introduce new, innovative, and differentiated products, we may not be able to maintain or increase our sales and profitability.

Our success depends on our ability to identify and originate product trends as well as to anticipate and react to changing consumer demands in a timely manner.

All of our products are subject to changing consumer preferences that cannot be predicted with certainty. If we are unable to introduce new products or novel technologies in a timely manner or our new products or technologies are not accepted by our customers, our competitors may introduce similar products in a more timely fashion, which could hurt our goal to be viewed as a leader in affordable luxury skiwear and activewear. Our new products may not receive consumer acceptance as consumer preferences could shift rapidly to different types of athletic apparel or away from these types of products altogether, and our future success depends in part on our ability to anticipate and respond to these changes. Our failure to anticipate and respond in a timely manner to changing consumer preferences could lead to, among other things, lower sales and excess inventory levels. Even if we are successful in anticipating consumer preferences, our ability to adequately react to and address those preferences will in part depend upon our continued ability to develop and introduce innovative, high-quality products. Our failure to effectively introduce new products that are accepted by consumers could result in a decrease in net revenue and excess inventory levels, which could have a material adverse effect on our financial condition.

Our business and results of operations could be materially harmed if we are unable to accurately forecast customer demand for our products.

To ensure adequate inventory supply, we forecast inventory needs, which are subject to seasonal and quarterly variations in consumer demand. If we fail to accurately forecast demand, we may experience excess inventory levels or a shortage of product. Our ability to forecast accurately has become increasingly important as we have expanded our direct-to-consumer channel globally and could be affected by many factors outside of our control, including an increase or decrease in consumer demand for our products or for products of our competitors, our failure to accurately forecast consumer acceptance of new products, product introductions by competitors, unanticipated changes in general market conditions and, therefore, consumer spending in the sector (for example, because of unexpected effects on inventory supply and consumer demand caused by the current COVID-19 pandemic) and weakening of economic conditions or consumer confidence in future economic conditions. In our wholesale channel, a majority of orders delivered in a given fiscal year are received in the prior fiscal year, enabling us to manufacture inventory relative to a defined order book. In the direct-to-consumer channel, we manufacture according to our forecasts of consumer demand. If we overestimate the demand for our products, we could face inventory levels in excess of demand, which could result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which would harm our gross margins and our brand management efforts. The impact of an overestimation is expected to increase as a larger portion of our sales comes through our direct-to-consumer channel, and as we expand our product offerings. If we underestimate the demand for our products, we may not be able to produce products to meet our wholesale partner requirements, and this could result in delays in the shipment of our products and our failure to satisfy demand, as well as damage to our reputation and wholesale partner relationships. In addition, failures to accurately predict the level of demand for our products could harm our profitability and financial condition.

Our limited operating experience and limited brand recognition in new international markets may limit our expansion and cause our business and growth to suffer.

Our future growth depends in part on our expansion efforts in North America, Europe, the Middle East and the Asia-Pacific region, and establishing our presence in China. We have limited experience with regulatory environments and market practices internationally, and we may not be able to penetrate or successfully operate in any new market. In connection with our expansion efforts we may encounter obstacles we did not face in our current markets, including cultural and linguistic differences, differences in regulatory environments, labor practices and market practices, difficulties in keeping abreast of market, business and technical developments, and foreign customer tastes and preferences. We may also encounter difficulty expanding into new international markets because of limited brand recognition leading to delayed acceptance of our performance luxury outerwear by customers in these new international markets. Our failure to develop our business in new international markets or disappointing growth outside of existing markets could harm our business and results of operations.

If we fail to attract new customers, we may not be able to increase sales.

Our success depends, in part, on our ability to attract new customers. In order to expand our customer base, we must appeal to and attract consumers who identify with our brand and products. We have made significant investments in enhancing our brand and attracting new customers. We expect to continue to make significant investments to promote our current products to new customers and new products to current and new customers, including through our e-commerce platform. Such marketing investments can be expensive and may not result in increased sales. Further, as our brand becomes more widely known, we may not attract new customers as we have in the past. If we are unable to attract new customers, we may not be able to increase our sales.

Our plans to improve and expand our product offerings may not be successful, and implementation of these plans may divert our operational, managerial and administrative resources, which could harm our competitive position and reduce our net revenue and profitability.

In addition to our global expansion plans, we are growing our business by expanding our product offerings outside performance luxury outerwear, including an expanded winter and summer collection, knitwear, activewear and accessories. The principal risks to our ability to successfully carry out our plans to expand our product offering include:

●	the success of new products and new product lines will depend on market demand and there is a risk that new products and new product lines will not deliver expected results, which could negatively impact our future sales and results of operations;

●	if our expanded product offerings fail to maintain and enhance our distinctive brand identity, our brand image may be diminished and our sales may decrease;

●	implementation of these plans may divert management’s attention from other aspects of our business and place a strain on our management, operational and financial resources, as well as our information systems; and

●	incorporation of novel materials or features into our products may not be accepted by our customers or may be considered inferior to similar products offered by our competitors.

We also may fail to create adequate brand awareness around new product offerings. In addition, our ability to successfully carry out our plans to expand our product offerings may be affected by economic and competitive conditions, changes in consumer spending patterns (including reductions in discretionary consumer spending as a result of the COVID-19 pandemic) and changes in consumer preferences and styles. These plans could be abandoned, could cost more than anticipated and could divert resources from other areas of our business, any of which could negatively impact our competitive position and reduce our net revenue and profitability.

We partially depend on our wholesale partners to display and present our products to customers in their wholesale channel, and our failure to maintain and further develop our relationships with our wholesale partners could harm our business.

We sell our products in our wholesale channel either directly or indirectly, through distributors and to wholesale partners. Our wholesale partners service customers by stocking and displaying our products and explaining our product attributes. Our relationships with these partners are important to the authenticity of our brand and the marketing programs we continue to deploy. Our failure to maintain these relationships with our wholesale partners or financial difficulties experienced by these wholesale partners could harm our business. Our sales depend, in part, on wholesale partners effectively displaying our products, including providing attractive space in their online or physical stores or marketing campaigns, including shop-in-shops, and training their sales personnel to sell our products. If our wholesale partners reduce or terminate those activities, we may experience reduced sales of our products, resulting in lower revenue and gross margins, which would harm our profitability and financial condition. If we lose any of our wholesale partners, or if they reduce their purchases of our existing or new products, or their number of stores or operations are reduced, or they promote products of our competitors over ours, or they suffer financial difficulty or insolvency, our sales would be harmed. The recent decline in the overall retail sector, including ongoing disruptions related to COVID-19, has been challenging for our wholesale partners. Such conditions, among other things, have resulted, and in the future may result, in financial difficulties leading to restructurings, bankruptcies, liquidations and other unfavorable events for our wholesale partners and may cause such partners to reduce or discontinue orders of our products or be unable to pay us for products they have purchased from us. This has caused us to negotiate shortened payment terms and reduce credit limits in certain cases. If the overall retail environment continues to decline or if one or more of our wholesale partners is unable or unwilling to meet our payment terms, our business and results of operations could be harmed.

We rely on payment cards to receive payments and are subject to payment-related risks.

For our direct-to-consumer sales, we accept a variety of payment methods, including credit cards, debit cards and mobile payment methods. Accordingly, we are, and will continue to be, subject to significant and evolving regulations and compliance requirements relating to payment card processing. This includes laws governing the collection, processing and storage of sensitive consumer information, as well as industry requirements such as the Payment Card Industry Data Security Standard (“PCI-DSS”). These laws and obligations may require us to implement enhanced authentication and payment processes that could result in increased costs and liability and reduce the ease of use of certain payment methods. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time. We rely on independent service providers for payment processing, including credit and debit cards. If these independent service providers become unwilling or unable to provide these services to us or if the cost of using these providers increases, our business could be harmed. We are also subject to payment card association operating rules and agreements, including PCI-DSS, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, or if our data security systems are breached or compromised, we may be liable for losses incurred by card issuing banks or consumers, subject to fines and higher transaction fees, lose our ability to accept credit or debit card payments from our consumers, or process electronic fund transfers or facilitate other types of payments. Any failure to comply could significantly harm our brand, reputation, business, and results of operations.

Our success is substantially dependent on the service of our senior management and other key employees.

Our success is substantially dependent on the continued service of our senior management, including Max Gottschalk, who is our Chairman, and Negin Yeganegy, who is our President and Chief Executive Officer. The performance of our senior management team and other key employees may not meet our needs and expectations. The loss of the services of our senior management or other key employees could make it more difficult to successfully operate our business and achieve our business goals. We also may be unable to retain existing management, or technical, sales and client support personnel that are critical to our success, which could result in harm to our customer and employee relationships, loss of key information, expertise or know-how and unanticipated recruitment and training costs. We have not obtained key man life insurance policies on any members of our senior management team. As a result, we would not be protected against the associated financial loss if we were to lose the services of members of our senior management team.

We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate the material weaknesses in a timely manner, identify additional material weaknesses in the future or otherwise fail to maintain effective internal control over financial reporting, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations, our ability to comply with applicable laws and regulations and our access to the capital markets to be impaired.

During the preparation of our consolidated financial statements for the fiscal years ended March 31, 2021 and 2020, we identified material weaknesses in our internal control over financial reporting related to the preparation and review of our internally prepared financial statements. An insufficiency of staff in addition to an insufficient depth of technical accounting expertise has resulted in inefficient financial statement production processes with high levels of manual intervention and complex review processes. Furthermore, insufficient management review procedures were implemented over the financial statement production process.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The Board of Perfect Moment Limited appointed a Chief Financial Officer (CFO) in September 2021. The introduction of this CFO will be supplemented with the strengthening of the finance team to ensure that the company has the appropriate resources with technical accounting expertise that is commensurate to our financial reporting requirements. In addition the procedures associated with the production and internal management review of our financial reporting will be reviewed and updated to: i) increase the level of management oversight over the financial statements and production process; and ii) reduce the complexity and manual intervention contributing to the iteration and correction of internally prepared financial statements.

If we fail to achieve and maintain an adequately resourced finance team with the appropriate technical accounting expertise and leadership, we may not be able to produce reliable financial reports on a timely basis. If we cannot provide reliable financial reports, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our stock could decline significantly. In addition, we cannot be certain that additional material weaknesses or other significant deficiencies in our internal controls will not be discovered in the future.

Additionally, ineffective internal control over financial reporting could expose us to an increased risk of financial reporting fraud and the misappropriation of assets and subject us to potential delisting from the stock exchange on which we list or to other regulatory investigations and civil or criminal sanctions. If we are unable to remediate the material weakness in a timely manner, or if additional material weaknesses exist or are discovered in the future, and we are unable to remediate any such material weakness, our reputation, results of operations and financial condition could suffer.

Management has determined that there are insufficient controls over the review of employee expenses and this may result in undetected errors within the financial statements.

During the preparation of our consolidated financial statements for the fiscal years ended March 31, 2020 and 2021, we and our independent registered public accounting firm identified a material weakness in our internal controls over employee expenses.

As a result of potential irregularities identified during a review expenses, management carried out detailed testing to obtain an understanding of the scope of the irregularities and to gain comfort over the material accuracy of expenses including employee expenses. Although the testing concluded that no material errors in employee expenses exist, it was noted that mistakes in employee expense reports had gone undetected owing to insufficient review procedures. A material weakness has been recognized to reflect the risk that the insufficiency of controls could have resulted in the failure to detect a larger error.

If we fail to maintain adequate internal controls in the future there is a risk that the accuracy of our financial reports is compromised. If we cannot provide reliable financial reports, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our stock could decline significantly. In addition, we cannot be certain that additional material weaknesses or other significant deficiencies in our internal controls will not be discovered in the future

Management have committed to a remediation plan for employee expense control improvements. Immediate improvements to controls will subsequently be supplemented with the implementation of new systems and clearer policies to support the submission, review and approval of employee expenses.

The market forecasts included in this prospectus may prove to be inaccurate, and even if the markets in which we operate achieve growth, we cannot assure you our business will grow at similar rates, if at all.

Growth forecasts are subject to significant uncertainty and are based on assumptions and estimates, which may not prove to be accurate. Forecasts relating to the expected growth in the performance luxury outerwear market, including the forecasts or projections referenced in this prospectus, may prove to be inaccurate. Even if the performance luxury outerwear industry experiences the forecasted growth, we may not grow our business at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.

We are subject to many hazards and operational risks that can disrupt our business, some of which may not be insured or fully covered by insurance.

Our operations are subject to many hazards and operational risks inherent to our business, including general business risks, product liability, product recall and damage to third parties. Our insurance coverage may be inadequate to cover our liabilities related to such hazards or operational risks. In addition, we may not be able to maintain adequate insurance in the future at rates we consider reasonable and commercially justifiable, and insurance may not continue to be available on terms as favorable as our current arrangements. The occurrence of a significant uninsured claim, or a claim in excess of the insurance coverage limits maintained by us could harm our business, results of operations and financial condition.

Risks Related to Our Supply Chain

We rely on a limited number of third-party suppliers to provide high quality raw materials.

Our products require high quality raw materials, including down, softshell, wool, neoprene, and cotton. We do not manufacture our products or the raw materials for them and rely instead on suppliers. Many of the specialty fabrics used in our products are technically advanced textile products developed and manufactured by third parties and may be available, in the short-term, from only one or a limited number of sources. We have no long-term contracts with any of our suppliers or manufacturers for the production and supply of our raw materials and products, and we compete with other companies for fabrics, other raw materials, and production.

We work with a group of approximately 20 vendors that manufacture our products, 10 of which produced products made in the fiscal year ended March 31, 2021. During the fiscal year ended March 31, 2021, the largest single manufacturer produced approximately 41% of our products. During the fiscal year ended March 31, 2021, substantially all of our products were manufactured in China. We work with a group of approximately 10 suppliers to provide the fabrics for our products. In the fiscal year ended March 31, 2021 the largest single manufacturer produced approximately 86% of fabric used. During the fiscal year ended March 31, 2021, approximately 86% of our fabrics originated from Japan and 14% from China. We also source other raw materials which are used in our products, including items such as content labels, elastics, buttons, clasps and drawcords from suppliers located predominantly in the Asia Pacific region.

The price of raw materials depends on a wide variety of factors largely beyond the control of the Company. A shortage, delay or interruption of supply for any reason, including delays caused by the ongoing COVID-19 pandemic, could negatively impact our ability to fulfill orders and have an adverse impact on our financial results. In addition, while our suppliers, in turn, source from a number of sub-suppliers, we rely on a very small number of direct suppliers for certain raw materials. As a result, any disruption to these relationships could have an adverse effect on our business. Events that adversely affect our suppliers could impair our ability to obtain inventory in the quantities and at the quality that we require. Such events include difficulties or problems with our suppliers’ businesses, finances, labor relations, ability to import raw materials, costs, production, insurance and reputation, as well as natural disasters, public health emergencies or other catastrophic occurrences. Our supply of fabrics and raw materials, for example, could be disrupted by the impact of the ongoing COVID-19 pandemic, and the related government and private sector responsive actions such as border closures, restrictions on product shipments, and travel restrictions. A significant slowdown in the retail industry as a whole as a result of the ongoing COVID-19 pandemic, may also result in bankruptcies or permanent closures of some of our suppliers and third party vendors. Furthermore, there can be no assurance that our suppliers will continue to provide fabrics and raw materials or provide products that are consistent with our standards. More generally, if we need to replace an existing supplier, additional supplies or additional manufacturing capacity may not be available when required on terms that are acceptable to us, or at all, and any new supplier may not meet our strict quality requirements. In the event we are required to find new sources of supply, we may encounter delays in production, inconsistencies in quality and added costs as a result of the time it takes to train our suppliers and manufacturers in our methods, products and quality control standards. Any delays, interruption or increased costs in the supply of our raw materials could have an adverse effect on our ability to meet customer demand for our products and result in lower sales and profitability both in the short and long-term.

If our independent manufacturers or our suppliers fail to use ethical business practices and fail to comply with changing laws and regulations or our applicable guidelines, our brand image could be harmed due to negative publicity.

Our core values, which include developing the highest quality products while operating with integrity, are an important component of our brand image, which makes our reputation sensitive to allegations of unethical or improper business practices, whether real or perceived. We do not control our suppliers and manufacturers or their business practices. Accordingly, we cannot guarantee their compliance with our guidelines or the law. A lack of compliance could lead to reduced sales or recalls or damage to our brand or cause us to seek alternative suppliers, which could increase our costs and result in delayed delivery of our products, product shortages or other disruptions of our operations. In addition, many of our products include materials that are heavily regulated in many jurisdictions. Certain jurisdictions in which we sell have various regulations related to manufacturing processes and the chemical content of our products, including their component parts. Monitoring compliance by our manufacturers and suppliers is complicated, and we are reliant on their compliance reporting in order to comply with regulations applicable to our products. This is further complicated by the fact that expectations of ethical business practices continually evolve and may be substantially more demanding than applicable legal requirements. Ethical business practices are also driven in part by legal developments and by diverse groups active in publicizing and organizing public responses to perceived ethical shortcomings. Accordingly, we cannot predict how such regulations or expectations might develop in the future and cannot be certain that our guidelines or current practices would satisfy all parties who are active in monitoring our products or other business practices worldwide.

Labor-related matters, including labor disputes, relating to our suppliers may adversely affect our operations.

Potential labor disputes at independent factories where our goods are produced, shipping ports, or transportation carriers create risks for our business, particularly if a dispute results in work slowdowns, lockouts, strikes or other disruptions during our peak manufacturing, shipping and selling seasons. Any potential labor dispute could materially affect our costs, decrease our sales, harm our reputation or otherwise negatively affect our sales, profitability or financial condition. Further, the risks to our business due to a pandemic or other public health emergency, such as the ongoing COVID-19 pandemic, include risks to worker health and safety, prolonged restrictive measures put in place in order to control the crisis and limitations on travel, which may result in temporary shortages of staff or unavailability of certain workers with key expertise or knowledge of our business and, impact on productivity.

The operations of many of our suppliers are subject to additional risks that are beyond our control.

Almost all of our suppliers are located outside of North America and the United Kingdom, and as a result, we are subject to risks associated with doing business outside of these regions, including:

●	the impact of health conditions, including COVID-19, and related government and private sector responsive actions, and other changes in local economic conditions in countries where our suppliers or manufacturers are located;

●	political unrest, terrorism, labor disputes, and economic instability resulting in the disruption of trade from foreign countries in which our products are manufactured;

●	fluctuations in foreign currency exchange rates;

●	the imposition of new laws and regulations, including those relating to labor conditions, quality and safety standards, imports, duties, taxes and other charges on imports, as well as trade restrictions and restrictions on currency exchange or the transfer of funds;

●	reduced protection for intellectual property rights, including trademark protection, in some countries, particularly in the People’s Republic of China (PRC); and

●	disruptions or delays in shipments whether due to port congestion, labor disputes, product regulations and/or inspections or other factors, natural disasters or health pandemics, or other transportation disruptions.

These and other factors beyond our control could interrupt our suppliers’ production in offshore facilities, influence the ability of our suppliers to export our products cost-effectively or at all and inhibit our suppliers’ ability to procure certain materials, any of which could harm our business, financial condition, and results of operations.

The fluctuating cost of raw materials could increase our cost of goods sold and cause our results of operations and financial condition to suffer.

The fabrics used to make our products include synthetic fabrics whose raw materials include petroleum-based products. Our products also include silver and natural fibers, including cotton. Our costs for raw materials are affected by, among other things, weather, consumer demand, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries, and other factors that are generally unpredictable and beyond our control. Increases in the cost of raw materials, including petroleum or the prices we pay for silver and our cotton yarn and cotton-based textiles, could have a material adverse effect on our cost of goods sold, results of operations, financial condition, and cash flows.

Additionally, increasing costs of labor, freight and energy could increase our and our suppliers’ cost of goods. If our suppliers are affected by increases in their costs of labor, freight and energy, (for example, because of the unexpected disruption of movement of freight caused by the ongoing COVID-19 pandemic) they may attempt to pass these cost increases on to us. If we pay such increases, we may not be able to offset them through increases in our pricing, which could adversely affect our results of operation and financial condition.

If we encounter problems with our distribution system, our ability to deliver our products to the market and to meet customer expectations could be harmed.

We rely on our distribution facilities for substantially all of our product distribution. Our distribution facilities include computer controlled and automated equipment, which means their operations may be subject to a number of risks related to security or computer viruses, the proper operation of software and hardware, electronic or power interruptions, or other system failures. In addition, our operations could also be interrupted by labor difficulties, extreme or severe weather conditions or by floods, fires, or other natural disasters near our distribution centers. If we encounter problems with our distribution system, our ability to meet customer expectations, manage inventory, complete sales, and achieve objectives for operating efficiencies could be harmed.

Increasing labor costs and other factors associated with the production of our products in China could increase the costs to produce our products.

Substantially all of our products are produced in China and increases in the costs of labor and other costs of doing business in the countries in this area could significantly increase our costs to produce our products and could have a negative impact on our operations and earnings. Factors that could negatively affect our business include labor shortages and increases in labor costs, difficulties and additional costs in transporting products manufactured from these countries to our distribution centers and significant revaluation of the currencies used in these countries, which may result in an increase in the cost of producing products. Also, the imposition of trade sanctions or other regulations against products imported by us from, or the loss of “normal trade relations” status with any country in which our products are manufactured, could significantly increase our cost of products and harm our business.

Risks Related to Information Security and Technology

Our marketing programs, e-commerce initiatives and use of customer information are governed by an evolving set of laws and enforcement trends and unfavorable changes in those laws or trends, or our failure to comply with existing or future laws, could substantially harm our business and results of operations.

We collect, process, maintain and use data, including sensitive information on individuals, available to us through online activities and other customer interactions in our business. Our current and future marketing programs may depend on our ability to collect, maintain and use this information, and our ability to do so is subject to evolving and increasingly demanding international, U.S., U.K., European and other laws and enforcement trends. We are subject to laws and regulations such as the European Union’s General Data Privacy Regulation (“GDPR”), the United Kingdom’s General Data Privacy Regulation (“UK-GDPR”) and the California Consumer Privacy Act (“CCPA”). These regulations require companies to satisfy new requirements regarding the handling of personal and sensitive data, including its use, protection, and the ability of persons whose data is stored to correct or delete such data about themselves. Failure to comply with GDPR and UK-GDPR requirements could result in penalties of up to four percent of worldwide revenue. The GDPR, UK-GDPR, CCPA, and other similar laws and regulations, as well as any associated inquiries or investigations or any other government actions, may be costly to comply with, increase our operating costs, require significant management time and attention, and subject us to remedies that may harm our business, including fines, negative publicity, or demands or orders that we modify or cease existing business practices. We strive to comply with all applicable laws and other legal obligations relating to privacy, data protection and customer protection, including those relating to the use of data for marketing purposes. It is possible, however, that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another, may conflict with other rules, may conflict with our practices or fail to be observed by our employees or business partners. If so, we may suffer damage to our reputation and be subject to proceedings or actions against us by governmental entities or others. Any such proceeding or action could hurt our reputation, force us to spend significant amounts to defend our practices, distract our management or otherwise have an adverse effect on our business. Certain of our marketing practices rely upon e-mail to communicate with consumers on our behalf. We may face risk if our use of e-mail is found to violate the applicable law. We post our privacy policy and practices concerning the use and disclosure of user data on our websites. Any failure by us to comply with our posted privacy policy or other privacy-related laws and regulations could result in proceedings which could potentially harm our business. In addition, as data privacy and marketing laws change, we may incur additional costs to ensure we remain in compliance. If applicable data privacy and marketing laws become more restrictive at the international, federal or state levels, our compliance costs may increase, our ability to effectively engage customers via personalized marketing may decrease, our investment in our e-commerce platform may not be fully realized, our opportunities for growth may be curtailed by our compliance burden and our potential reputational harm or liability for security breaches may increase.

Disruption of our information technology systems or unexpected network interruption could disrupt our business.

We are increasingly dependent on information technology systems and third-parties to operate our e-commerce websites, process transactions, respond to customer inquiries, manage inventory, purchase, sell and ship goods on a timely basis and maintain cost-efficient operations. We rely on a number of third parties to help us effectively manage these systems. The failure of our information technology systems to operate properly or effectively, problems with transitioning to upgraded or replacement systems, or difficulty in integrating new systems, could adversely affect our business. In addition, we have a global e-commerce website, with the ability to localize content internationally. Our information technology systems, website and operations of third parties on whom we rely may encounter damage or disruption or slowdown caused by a failure to successfully upgrade systems, system failures, viruses, computer “hackers”, natural disasters or other causes. These could cause information, including data related to customer orders, to be lost or delayed which could, especially if the disruption or slowdown occurred during the holiday season, result in delays in the delivery of products to our customers or lost sales, which could reduce demand for our products and cause our sales to decline. For example, we have implemented a work-from-home policy due to the COVID-19 pandemic for our workforce. This increase in working remotely could increase our cyber security risk, create data accessibility concerns, and make us more susceptible to communication disruptions, any of which could adversely impact our business operations. In addition, if changes in technology cause our information systems to become obsolete, or if our information systems are inadequate to handle our growth, we could lose customers. We have limited back-up systems and redundancies, and our information technology systems and websites have experienced system failures and electrical outages in the past which have disrupted our operations. Any significant disruption in our information technology systems or websites could harm our reputation and credibility and could have a material adverse effect on our business, financial condition and results of operations.

Our technology-based systems that give our customers the ability to shop with us online may not function effectively.

Many of our customers shop with us through our e-commerce website and mobile app. Increasingly, customers are using tablets and smart phones to shop online with us and with our competitors and to do comparison shopping. We are increasingly using social media and proprietary mobile apps to interact with our customers and as a means to enhance their shopping experience. Any failure on our part to provide attractive, effective, reliable, user-friendly e-commerce platforms that offer a wide assortment of merchandise with rapid delivery options and that continually meet the changing expectations of online shoppers could place us at a competitive disadvantage, result in the loss of e-commerce and other sales, harm our reputation with customers, have a material adverse impact on the growth of our e-commerce business globally and could have a material adverse impact on our business and results of operations.

Data security breaches and other cyber security events could result in disruption to our operations or financial losses and could negatively affect our reputation, credibility and business.

As with other companies, we are subject to risks associated with data security breaches and other cyber security events. We collect, process, maintain and use personal information relating to our customers, employees and job-applicants and rely on third parties for the operation of our e-commerce site and for the various social media tools and websites we use as part of our marketing strategy. Any attempted or actual unauthorized disclosure of personally identifiable information regarding our employees, customers or website visitors could harm our reputation and credibility, reduce our e-commerce sales, impair our ability to attract website visitors, reduce our ability to attract and retain customers and could result in litigation against us or the imposition of significant fines or penalties. Attacks may be targeted at us, our vendors or customers, or others who have entrusted us with information. Our on-line activities, including our e-commerce websites, also may be subject to denial of service or other forms of cyber-attacks. While we have taken measures we believe are reasonable to protect against those types of attacks, those measures may not adequately protect our on-line activities from such attacks. If a denial-of-service attack or other cyber event were to affect our e-commerce sites or other information technology systems, our business could be disrupted, we may lose sales or valuable data, and our reputation may be adversely affected. Additionally, new and evolving data protection legislation such as the GDPR impose new requirements such as shorter notification timeframes that could increase the risks associated with data security breaches. We have procedures and technology in place designed to safeguard our customers’ debit and credit cards and our customers’ and employees’ other personal information, and we continue to devote significant resources to network security, backup and disaster recovery, and other security measures. Nevertheless, these security measures cannot provide absolute security or guarantee that we will be successful in preventing or responding to every such breach or disruption. Recently, data security breaches suffered by well-known companies and institutions have attracted a substantial amount of media attention, prompting new foreign, federal, provincial and state laws and legislative proposals addressing data privacy and security, as well as increased data protection obligations imposed on merchants by credit card issuers. As a result, we may become subject to more extensive requirements to protect the customer information that we process in connection with the purchase of our products, resulting in increased compliance costs. Actual or anticipated attacks may cause us to incur increasing costs including costs to deploy additional personnel and protection technologies, train employees and engage third party experts and consultants. Advances in computer capabilities, new technological discoveries or other developments may result in the technology used by us to protect transaction or other data being breached or compromised. Measures we implement to protect against cyber-attacks may also have the potential to impact our customers’ shopping experience or decrease activity on our websites by making them more difficult to use. Data and security breaches can also occur as a result of non-technical issues including intentional or inadvertent breach by employees or persons with whom we have commercial relationships that result in the unauthorized release of personal or confidential information. Any compromise or breach of our security could result in a violation of applicable privacy and other laws, significant legal and financial exposure and damage to our brand and reputation or other harm to our business.

Risks Related to Environmental, Social and Governance issues

Climate change, and related legislative and regulatory responses to climate change, may adversely impact our business.

There is increasing concern that a gradual rise in global average temperatures due to increased concentration of carbon dioxide and other greenhouse gases in the atmosphere will cause significant changes in weather patterns around the globe, an increase in the frequency, severity and duration of extreme weather conditions and natural disasters, and water scarcity and poor water quality. These events could adversely impact the cultivation of cotton, which is a key resource in the production of our products, disrupt the operation of our supply chain and the productivity of our contract manufacturers, increase our production costs, impose capacity restraints and impact the types of apparel products that consumers purchase. These events could also compound adverse economic conditions and impact consumer confidence and discretionary spending. As a result, the effects of climate change could have a long-term adverse impact on our business and results of operations. In many countries, governmental bodies are enacting new or additional legislation and regulations to reduce or mitigate the potential impacts of climate change. If we, our suppliers or our contract manufacturers are required to comply with these laws and regulations, or if we choose to take voluntary steps to reduce or mitigate our impact on climate change, we may experience increases in energy, production, transportation and raw material costs, capital expenditures or insurance premiums and deductibles, which could adversely impact our operations. Inconsistency of legislation and regulations among jurisdictions may also affect the costs of compliance with such laws and regulations. Any assessment of the potential impact of future climate change legislation, regulations or industry standards, as well as any international treaties and accords, is uncertain given the wide scope of potential regulatory change in the countries in which we operate.

Our business may be adversely affected by global climate change trends.

A significant portion of our business is highly dependent on cold-weather seasons and patterns to generate consumer demand for our products. Consumer demand for our products may be negatively affected to the extent global weather patterns trend warmer, reducing typical patterns of cold-weather events or increasing weather volatility, which could have an adverse effect on our financial condition, results of operations or cash flows.

Increased scrutiny from investors and others regarding our environmental, social, governance or sustainability responsibilities could result in additional costs or risks and adversely impact our reputation, employee retention and willingness of customers and suppliers to do business with us.

Investor advocacy groups, certain institutional investors, investment funds, other market participants, stockholders and customers have focused increasingly on the environmental, social and governance (“ESG”) or “sustainability” practices of companies. These parties have placed increased importance on the implications of the social cost of their investments. If our ESG practices do not meet investor or other industry stakeholder expectations and standards, which continue to evolve, our brand, reputation and employee retention may be negatively impacted based on an assessment of our ESG practices. Any sustainability report that we publish or other sustainability disclosure we make may include our policies and practices on a variety of social and ethical matters, including corporate governance, environmental compliance, employee health and safety practices, human capital management, product quality, supply chain management and workforce inclusion and diversity. It is possible that stakeholders may not be satisfied with our ESG practices or the speed of their adoption. We could also incur additional costs and require additional resources to monitor, report and comply with various ESG practices. Also, our failure, or perceived failure, to meet the standards included in any sustainability disclosure could negatively impact our reputation, employee retention and the willingness of our customers and suppliers to do business with us.

Risks Related to Global Economic, Political and Regulatory Conditions

An economic recession, depression, downturn or economic uncertainty in our key markets may adversely affect consumer discretionary spending and demand for our products.

Many of our products may be considered discretionary items for consumers. Some of the factors that may influence consumer spending on discretionary items include general economic conditions (particularly those in North America), high levels of unemployment, health pandemics (such as the impact of the current COVID-19 pandemic, including reduced store traffic and widespread temporary closures of retail locations), higher consumer debt levels, reductions in net worth based on market declines and uncertainty, home foreclosures and reductions in home values, fluctuating interest and foreign currency rates and credit availability, government austerity measures, fluctuating fuel and other energy costs, fluctuating commodity prices, tax rates and general uncertainty regarding the overall future economic environment. To date, COVID-19 and related restrictions and mitigation measures have negatively impacted the global economy and created significant volatility and disruption of financial markets. While the duration and severity of the economic impact of COVID-19 is unknown, any recession, depression or general downturn in the global economy will negatively affect consumer confidence and discretionary spending. As global economic conditions continue to be volatile or economic uncertainty remains, trends in consumer discretionary spending also remain unpredictable and subject to reductions due to credit constraints and uncertainties about the future. Unfavorable economic conditions may lead consumers to delay or reduce purchases of our products. Consumer demand for our products may not reach our targets, or may decline, when there is an economic downturn or economic uncertainty in our key markets, particularly in North America. Our sensitivity to economic cycles and any related fluctuation in consumer demand may have a material adverse effect on our financial condition.

Global economic and political conditions and global events such as health pandemics could adversely impact our results of operations.

Uncertain or challenging global economic and political conditions could impact our performance, including our ability to successfully expand internationally. Global economic conditions could impact levels of consumer spending in the markets in which we operate, which could impact our sales and profitability. Political unrest could negatively impact our customers and employees, reduce consumer spending and adversely impact our business and results of operations. Health pandemics, such as the current COVID-19 pandemic and the related governmental, private sector and individual consumer responses could contribute to a recession, depression or global economic downturn, reduce store traffic and consumer spending, result in temporary or permanent closures of retail locations, offices and factories and could negatively impact the flow of goods.

We may be unable to source and sell our merchandise profitably or at all if new trade restrictions are imposed or existing restrictions become more burdensome.

The countries in which our products are produced or sold have imposed and may impose additional quotas, duties, tariffs or other restrictions or regulations, or may adversely adjust prevailing quota, duty or tariff levels. The results of any audits or related disputes regarding these restrictions or regulations could have an adverse effect on our financial statements for the period or periods for which the applicable final determinations are made. Countries impose, modify and remove tariffs and other trade restrictions in response to a diverse array of factors, including global and national economic and political conditions, which make it impossible for us to predict future developments regarding tariffs and other trade restrictions. Trade restrictions, including tariffs, quotas, embargoes, safeguards and customs restrictions, could increase the cost or reduce the supply of products available to us, could increase shipping times or may require us to modify our supply chain organization or other current business practices, any of which could harm our business, financial condition and results of operations.

We are dependent on international trade agreements and regulations. Adverse changes in, or withdrawal from, trade agreements or political relationships between the United States and the PRC, Canada or other countries where we sell or source our products, could negatively impact our results of operations or cash flows. Any tariffs imposed between the United States and the PRC could increase the costs of our products. General geopolitical instability and the responses to it, such as the possibility of sanctions, trade restrictions and changes in tariffs, including recent sanctions against the PRC, tariffs imposed by the United States and the PRC and the possibility of additional tariffs or other trade restrictions between the United States and Mexico, could adversely impact our business. It is possible that further tariffs may be introduced or increased. Such changes could adversely impact our business and could increase the costs of sourcing our products from the PRC or could require us to source more of our products from other countries.

There could be changes in economic conditions in the United Kingdom or European Union (“EU”), including due to the United Kingdom’s withdrawal from the EU, foreign exchange rates and consumer markets. Our business could be adversely affected by these changes, including by additional duties on the importation of our products into the United Kingdom from the EU and as a result of shipping delays or congestion.

Changes in tax laws or unanticipated tax liabilities could adversely affect our effective income tax rate and profitability.

We are subject to the income tax laws of the United States, the United Kingdom and several other foreign jurisdictions. Our effective income tax rates could be unfavorably impacted by a number of factors, including changes in the mix of earnings amongst countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in tax laws, new tax interpretations and guidance, the outcome of income tax audits in various jurisdictions around the world and any repatriation of unremitted earnings for which we have not previously accrued applicable U.S. income taxes and foreign withholding taxes.

We and our subsidiaries engage in a number of intercompany transactions across multiple tax jurisdictions. Although we believe that these transactions reflect the accurate economic allocation of profit and that proper transfer pricing documentation is in place, the profit allocation and transfer pricing terms and conditions may be scrutinized by local tax authorities during an audit and any resulting changes may impact our mix of earnings in countries with differing statutory tax rates.

Current economic and political conditions make tax rules in any jurisdiction, including the United States and the United Kingdom, subject to significant change. Changes in applicable U.S., U.K. or other foreign tax laws and regulations, or their interpretation and application, including the possibility of retroactive effect, could affect our income tax expense and profitability.

Our failure to comply with trade and other regulations could lead to investigations or actions by government regulators and negative publicity.

The labeling, distribution, importation, marketing and sale of our products are subject to extensive regulation by various federal agencies, including the Federal Trade Commission, Consumer Product Safety Commission and state attorneys general in the United States, as well as by various other federal, state, local and international regulatory authorities in the countries in which our products are distributed or sold. If we fail to comply with any of these regulations, we could become subject to enforcement actions or the imposition of significant penalties or claims, which could harm our results of operations or our ability to conduct our business. In addition, any audits and inspections by governmental agencies related to these matters could result in significant settlement amounts, damages, fines or other penalties, divert financial and management resources and result in significant legal fees. An unfavorable outcome of any particular proceeding could have an adverse impact on our business, financial condition and results of operations. In addition, the adoption of new regulations or changes in the interpretation of existing regulations may result in significant compliance costs or discontinuation of product sales and could impair the marketing of our products, resulting in significant loss of net revenue.

Our international operations are also subject to compliance with the U.S. Foreign Corrupt Practices Act, or FCPA, and other anti-bribery laws applicable to our operations. In many countries, particularly in those with developing economies, it may be a local custom that businesses operating in such countries engage in business practices that are prohibited by the FCPA or other U.S. and international laws and regulations applicable to us. Although we have implemented procedures designed to ensure compliance with the FCPA and similar laws, some of our employees, agents or other partners, as well as those companies to which we outsource certain of our business operations, could take actions in violation of our policies. Any such violation could have a material and adverse effect on our business.

Because a significant portion of our net revenue and expenses are generated in countries other than the United States, fluctuations in foreign currency exchange rates have affected our results of operations and may continue to do so in the future.

The functional currency of our foreign subsidiaries is generally the applicable local currency. Our consolidated financial statements are presented in U.S. dollars. Therefore, the net revenue, expenses, assets and liabilities of our foreign subsidiaries are translated from their functional currencies into U.S. dollars. Fluctuations in the value of the U.S. dollar affect the reported amounts of net revenue, expenses, assets and liabilities. Foreign exchange differences which arise on translation of our foreign subsidiaries’ balance sheets into U.S. dollars are recorded as a foreign currency translation adjustment in accumulated other comprehensive income or loss within stockholders’ equity. We also have exposure to changes in foreign exchange rates associated with transactions which are undertaken by our subsidiaries in currencies other than their functional currency. Such transactions include intercompany transactions and inventory purchases denominated in currencies other than the functional currency of the purchasing entity. As a result, we have been impacted by changes in exchange rates and may be impacted for the foreseeable future. The potential impact of currency fluctuation increases as our international expansion increases. Although we use financial instruments to hedge certain foreign currency risks, these measures may not succeed in fully offsetting the negative impact of foreign currency rate movements. We are exposed to credit-related losses in the event of nonperformance by the counterparties to forward currency contracts used in our hedging strategies.

Risks Related to Intellectual Property

Our fabrics and manufacturing technology generally are not patented and can be imitated by our competitors. If our competitors sell products similar to ours at lower prices, our net revenue and profitability could suffer.

The intellectual property rights in the technology, fabrics and processes used to manufacture our products generally are owned or controlled by our suppliers and are generally not unique to us. Our ability to obtain intellectual property protection for our products is therefore limited and we do not generally own patents or hold exclusive intellectual property rights in the technology, fabrics or processes underlying our products. As a result, our current and future competitors are able to manufacture and sell products with performance characteristics, fabrics and styling similar to our products. Because many of our competitors have significantly greater financial, distribution, marketing and other resources than we do, they may be able to manufacture and sell products based on our fabrics and manufacturing technology at lower prices than we can. If our competitors sell products similar to ours at lower prices, our net revenue and profitability could suffer.

If we are unable to establish and protect our trademarks and other intellectual property rights, counterfeiters may produce copies of our products and such counterfeit products could damage our brand image.

We currently rely on a combination of copyright, trademark, trade dress and unfair competition laws, as well as confidentiality procedures and licensing arrangements, to establish and protect our intellectual property rights. The steps we take to protect our intellectual property rights may not be adequate to prevent infringement of these rights by others, including imitation of our products and misappropriation of our brand. In addition, intellectual property protection may be unavailable or limited in some foreign countries where laws or law enforcement practices may not protect our intellectual property rights as fully as in the United States, and it may be more difficult for us to successfully challenge the use of our intellectual property rights by other parties in these countries. We expect that there is a high likelihood that counterfeit products or other products infringing on our intellectual property rights will continue to emerge, seeking to benefit from the consumer demand for Perfect Moment products. These counterfeit products do not provide the functionality of our products and we believe they are of substantially lower quality, and if customers are not able to differentiate between our products and counterfeit products, this could damage our brand image. In order to protect our brand, we devote significant resources to the registration and protection of our trademarks and to anti-counterfeiting efforts worldwide. We actively pursue entities involved in the trafficking and sale of counterfeit merchandise through legal action or other appropriate measures. In spite of our efforts, counterfeiting still occurs and, if we are unsuccessful in challenging a third-party’s rights related to trademark, copyright or other intellectual property rights, this could adversely affect our future sales, financial condition and results of operations. We cannot guarantee that the actions we have taken to curb counterfeiting and protect our intellectual property will be adequate to protect the brand and prevent counterfeiting in the future or that we will be able to identify and pursue all counterfeiters who may seek to benefit from our brand.

Our trademarks and other proprietary rights could potentially conflict with the rights of others and we may be prevented from selling some of our products.

Our success depends in large part on our brand image. We believe that our trademarks and other proprietary rights have significant value and are important to identifying and differentiating our products from those of our competitors and creating and sustaining demand for our products. We have applied for and obtained some United States, United Kingdom and foreign trademark registrations, and will continue to evaluate the registration of additional trademarks as appropriate. However, some or all of these pending trademark applications may not be approved by the applicable governmental authorities. Moreover, even if the applications are approved, third parties may seek to oppose or otherwise challenge these registrations. Additionally, we may face obstacles as we expand our product line and the geographic scope of our sales and marketing. Third parties may assert intellectual property claims against us, particularly as we expand our business and the number of products we offer. Our defense of any claim, regardless of its merit, could be expensive and time consuming and could divert management resources. Successful infringement claims against us could result in significant monetary liability or prevent us from selling some of our products. In addition, resolution of claims may require us to redesign our products, license rights from third parties, or cease using those rights altogether. Any of these events could harm our business and cause our results of operations, liquidity and financial condition to suffer.

Risks Related to Legal and Governance Matters

We are subject to periodic claims, litigation, legal proceedings and audits that could result in unexpected expenses and could ultimately be resolved against us.

Our business requires compliance with many laws and regulations, including labor and employment, sales and other taxes, customs and consumer protection laws and ordinances that regulate retailers generally and/or govern the importation, promotion and sale of merchandise, and the operation of stores and warehouse facilities. Failure to comply with these laws and regulations could subject us to lawsuits and other proceedings, and could also lead to damage awards, fines and penalties. The outcome of some of these legal proceedings, audits and other contingencies could require us to take, or refrain from taking, actions that could harm our operations or require us to pay substantial amounts of money, harming our financial condition.

In addition, from time to time, we are involved in litigation and other proceedings, including matters related to product liability claims, stockholder class action and derivative claims, commercial disputes and intellectual property, as well as trade, regulatory, employment and other claims related to our business.

We have in the past and may become involved in legal proceedings or audits, including government and agency investigations, and consumer, employment, tort and other litigation. Any of these proceedings could result in significant settlement amounts, damages, fines or other penalties, divert financial and management resources and result in significant legal fees. An unfavorable outcome of any particular proceeding could exceed the limits of our insurance policies or the carriers may decline to fund such final settlements and/or judgments and could have an adverse impact on our business, financial condition and results of operations. In addition, any proceeding could negatively impact our reputation among our customers and our brand image.

Our business could be negatively affected as a result of actions of activist stockholders or others.

We may be subject to actions or proposals from stockholders or others that may not align with our business strategies or the interests of our other stockholders. Responding to such actions can be costly and time-consuming, disrupt our business and operations and divert the attention of our board of directors, management and employees from the pursuit of our business strategies. Such activities could interfere with our ability to execute our strategic plan. Activist stockholders or others may create perceived uncertainties as to the future direction of our business or strategy which may be exploited by our competitors and may make it more difficult to attract and retain qualified personnel and potential customers, and may affect our relationships with current customers, vendors, investors and other third parties. In addition, a proxy contest for the election of directors at our annual meeting would require us to incur significant legal fees and proxy solicitation expenses and require significant time and attention by management and our board of directors. The perceived uncertainties as to our future direction also could affect the market price and volatility of our securities.

Anti-takeover provisions in our charter documents and under the General Corporation Law of the State of Delaware could make an acquisition of us more difficult and may prevent attempts by our stockholders to replace or remove our management.

Provisions in our amended and restated certificate of incorporation and our bylaws may delay or prevent an acquisition of us or a change in our management. These provisions the ability of the board of directors to issue preferred stock without stockholder approval. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, or the DGCL, which prohibits stockholders owning in excess of 15% of the outstanding combined organization voting stock from merging or combining with the combined organization. Although we believe these provisions collectively will provide for an opportunity to receive higher bids by requiring potential acquirers to negotiate with our board of directors, they would apply even if the offer may be considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove then-current management by making it more difficult for stockholders to replace members of the board of directors, which is responsible for appointing the members of management.

Anti-takeover provisions in our charter documents could discourage, delay or prevent a change in control of us and may affect the trading price of our common stock.

Our corporate documents and the DGCL contain provisions that may enable our board of directors to resist a change in control of us even if a change in control were to be considered favorable by our stockholders. These provisions:

●	require a 66 and 2/3% stockholder vote to remove directors, who may only be removed for cause;

●	authorize our board of directors to issue “blank check” preferred stock and to determine the rights and preferences of those shares, which may be senior to our common stock, without prior stockholder approval;

●	establish advance notice requirements for nominating directors and proposing matters to be voted on by stockholders at stockholders’ meetings;

●	prohibit our stockholders from calling a special meeting and prohibit stockholders from acting by written consent;

●	require a 66 and 2/3% stockholder vote to effect certain amendments to our certificate of incorporation and bylaws; and

●	prohibit cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates.

These provisions could discourage, delay or prevent a transaction involving a change in control of us. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and cause us to take other corporate actions our stockholders desire.

Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our amended and restated certificate of incorporation that will be in effect at the closing of the primary offering provides that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, any action asserting a claim arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws or any action asserting a claim that is governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein and the claim not being one which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery or for which the Court of Chancery does not have subject matter jurisdiction. Any person purchasing or otherwise acquiring any interest in any shares of our common stock shall be deemed to have notice of and to have consented to this provision of our amended and restated certificate of incorporation. This choice of forum provision may limit our stockholders’ ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and our directors, officers, employees and agents even though an action, if successful, might benefit our stockholders. Stockholders who do bring a claim in the Court of Chancery could face additional litigation costs in pursuing any such claim, particularly if they do not reside in or near Delaware. The Court of Chancery may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments or results may be more favorable to us than to our stockholders. Alternatively, if a court were to find this provision of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could have a material adverse effect on our business, financial condition or results of operations.

Risks Related to Ownership of Our Common Stock and the Primary Offering

There is presently no trading market for our common stock and no assurance can be given that a trading market will exist in the future, even if our listing application is approved by the Nasdaq Stock Market LLC. Accordingly, you may be unable to liquidate your investment.

There is currently no public market for our common stock. We intend to apply to list our common stock on the Nasdaq in connection with this offering, but we cannot assure you that our listing application will be approved. If an active and liquid trading market does not develop or continue, you may have difficulty selling any of our common stock that you purchase. The initial public offering price for the shares was determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this primary offering. The market price of our common stock may decline below the initial offering price, and you may not be able to sell your shares of our common stock at or above the price you paid in this offering, or at all.

An investment in our common stock is extremely speculative and there can be no assurance of any return on your investment.

An investment in our common stock is extremely speculative and there is no assurance that investors will obtain any return on their investment. Investors will be subject to substantial risks involved in an investment in the company, including the risk of losing their entire investment.

Because the public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of our outstanding common stock following the primary offering, new investors will experience immediate and substantial dilution.

The public offering price of our common stock is substantially higher than the pro forma net tangible book value per share of our common stock immediately following the primary offering based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase our common stock, based on the assumed initial public offering price of $        per share, the midpoint of the price range listed on the cover page of this prospectus, you will experience immediate dilution of $         per share, the difference between the price per share you pay for our common stock and the pro forma net tangible book value per share as of              , 2021, after giving effect to the issuance of our common stock in the primary offering.

We are registering for resale shares of our common stock held by the Selling Stockholders concurrently with the primary offering, which might affect the price, demand, and liquidity of our common stock.

We are registering for resale shares of common stock held by the Selling Stockholders concurrently with the primary offering. In March 2021, we issued the Notes to the Selling Stockholders. The Notes will automatically convert upon the closing of the primary offering into our common stock at a discount of 20% to the price of the stock issued in our initial public offering. In addition, we issued 800,000 shares of common stock to two stockholders as compensation for advisory services provided in connection with the 2021 share exchange and the 2021 convertible note financing. Sales by these selling stockholders may reduce the price of our common stock, demand for the shares sold in the offering and, as a result, the liquidity of your investment.

We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

For as long as we continue to be an emerging growth company, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We will remain an emerging growth company until the earliest of (i) the end of the fiscal year in which the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter after we have been a reporting company in the United States for at least 12 months, (ii) the end of the fiscal year in which we have total annual gross revenue of $1.07 billion or more during such fiscal year, (iii) the date on which we issue more than $1 billion in non-convertible debt in a three-year period or (iv) five years from the date of this prospectus.

We have not conducted an evaluation of the effectiveness of our internal control over financial reporting and will not be required to do so until 2022. If we are unable to implement and maintain effective internal control over financial reporting investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may be negatively affected.

As a public company, we will be required to maintain internal control over financial reporting for the year ending March 31, 2022 and to report any material weaknesses in such internal control. Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”) requires that we evaluate and determine the effectiveness of our internal control over financial reporting and, beginning with our annual report for the fiscal year ending March 31, 2022, provide a management report on the internal control over financial reporting, which must be attested to by our independent registered public accounting firm to the extent we decide not to avail ourselves of the exemption provided to an emerging growth company, as defined by the JOBS Act. As we have not conducted an evaluation of the effectiveness of our internal control over financial reporting, we may have undiscovered material weaknesses. If we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We are in the process of designing and implementing the internal control over financial reporting required to comply with this obligation, which process may be time consuming, costly, and complicated. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, if we are unable to assert that our internal control over financial reporting are effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, if and when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation of our common stock, if any, will be your sole source of gain.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. In addition, the terms of any future financing agreements may preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock will be an investor’s sole source of gain for the foreseeable future.

We may require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.

We intend to rely on debt and equity financing for working capital until positive cash flows from operations can be achieved, which may never occur. Throughout the next twelve months, we expect to fund our operations from additional debt and/or equity offerings, and increased revenue from our operations. If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations. There are no assurances that we will be able to raise capital on terms acceptable to us. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results.

If we raise additional capital through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when and if we require it, our ability to continue to support our business growth, and to respond to business challenges could be significantly impaired.

Future sales and issuances of our common stock or rights to purchase common stock, including pursuant to our 2021 Equity Incentive Plan, could result in additional dilution of the percentage ownership of our stockholders.

We expect that significant additional capital will be needed in the future to continue our planned operations. To raise capital, we may sell substantial amounts of common stock or securities convertible into or exchangeable for common stock. These future issuances of common stock or common stock-related securities, together with the exercise of outstanding options and any additional shares issued in connection with acquisitions, if any, may result in material dilution to our investors. Such sales may also result in material dilution to our existing stockholders, and new investors could gain rights, preferences and privileges senior to those of holders of our common stock.

Pursuant to our 2021 Equity Incentive Plan, the plan administrator is authorized to grant equity-based incentive awards to our directors, executive officers and other employees and service providers. As of        , 2022, there were        shares of common stock reserved for issuance in connection with outstanding awards and        shares of common stock were available for future issuance under the plan. Future equity incentive grants and issuances of common stock under awards outstanding under our 2021 Equity Incentive Plan may result in dilution to our stockholders.

We will incur increased costs as a result of being a public company.

Assuming we complete this initial public offering, we will face increased legal, accounting, administrative and other costs and expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, including the requirements of Section 404, as well as new rules and regulations subsequently implemented by the SEC and the Public Company Accounting Oversight Board (the “PCAOB”) impose additional reporting and other obligations on public companies. We expect that compliance with these public company requirements will increase our costs and make some activities more time-consuming. A number of those requirements will require us to carry out activities we have not done previously. For example, we will adopt new internal controls and disclosure controls and procedures. In addition, we will incur additional expense associated with our SEC reporting requirements. Furthermore, if we identify an issue in complying with those requirements (for example, if we or our accountants identify a material weakness or significant deficiency in our internal control over financial reporting), we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect us, our reputation or investor perceptions of us. We also expect that it will be difficult and expensive to obtain director officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and train qualified persons to serve on our board of directors or as executive officers. Advocacy efforts by stockholders and third parties may also prompt even more changes in corporate governance and reporting requirements. We expect that the additional reporting and other obligations imposed on us by these rules and regulations will increase our legal and financial compliance costs and administrative fees significantly. These increased costs will require us to divert a significant amount of money that we could otherwise use to expand our business and achieve our strategic objectives.

We intend to file an application to have our common stock listed on the Nasdaq. We can provide no assurance that our common stock will be listed, and if listed, that our common stock will continue to meet Nasdaq listing requirements. If we fail to comply with the continuing listing standards of the Nasdaq, our common stock could be delisted.

We intend to apply to list our common stock on the Nasdaq under the symbol “PMNT.” We anticipate that our common stock will be eligible to be listed on the Nasdaq, subject to actions which may be required to meet the exchange’s listing requirements. However, we can provide no assurance that our application will receive approval, and, if approved, that an active trading market for our common stock will develop and continue. As a result, you may find it more difficult to purchase and dispose of our common stock and to obtain accurate quotations as to the value of our common stock. For our common stock to be listed on the Nasdaq, we must meet the current Nasdaq initial and continued listing requirements. If we were unable to meet these requirements, our common stock could be delisted from the Nasdaq. Any such delisting of our common stock could have an adverse effect on the market price of, and the efficiency of the trading market for, our common stock, not only in terms of the number of shares that can be bought and sold at a given price, but also through delays in the timing of transactions and less coverage of us by securities analysts, if any. Also, if in the future we were to determine that we need to seek additional equity capital, it could have an adverse effect on our ability to raise capital in the public or private equity markets.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our common stock adversely, the price and trading volume of our common stock could decline.

The trading market for our common stock is influenced by the research and reports that industry or securities analysts publish about us, our business, our market or our competitors. If any of the analysts who cover us or may cover us in the future change their recommendation regarding our common stock adversely, or provide more favorable relative recommendations about our competitors, the price of our common stock would likely decline. If any analyst who covers us or may cover us in the future were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price or trading volume of our common stock to decline.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $         (or approximately $         if the underwriters’ option to purchase additional shares is exercised in full) from the sale of the common stock offered by us in this primary offering, based on an assumed public offering price of $         per share (the midpoint of the range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase or decrease in the assumed public offering price of $         per share (the midpoint of the range set forth on the cover page of this prospectus), would increase or decrease the net proceeds to us from this primary offering by $         , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of 100,000 shares of common stock offered by us, as set forth on the cover page of this prospectus, would increase or decrease net proceeds to us from this primary offering by $         , assuming no change in the assumed public offering price of $         per share (the midpoint of the range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this primary offering are to increase our capitalization and financial flexibility, increase our visibility in the marketplace and create a public market for our common stock. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from this primary offering. However, we currently intend to use the net proceeds to us from this primary offering for general corporate purposes, including working capital, sales and marketing activities and general and administrative matters, as more fully described in the table below. We may also use a portion of the net proceeds for the acquisition of, or investment in, technologies, solutions or businesses that complement our business, although we have no present commitments or agreements to enter into any acquisitions or investments.

We will retain broad discretion in the allocation of the net proceeds from this primary offering and could utilize the proceeds in ways that do not necessarily improve our results of operations or enhance the value of our common stock. Pending these uses, we intend to invest the net proceeds of this primary offering in a money market or other interest-bearing account.

DIVIDEND POLICY

We have never declared or paid any dividends on our common stock and do not anticipate that we will pay any dividends to holders of our common stock in the foreseeable future. Instead, we currently plan to retain any earnings to finance the growth of our business. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on our financial condition, results of operations and capital requirements as well as other factors deemed relevant by our board of directors.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization, as of March 31, 2021 on:

●	an actual basis;

●	on a pro forma basis to give effect to (i) the automatic conversion of all of our outstanding shares of Series A convertible preferred stock into common stock, (ii) the automatic conversion of the outstanding Notes based upon the assumed public offering price of $ per share, the midpoint of the range set forth on the cover of this prospectus, and (iii) the amendment and restatement of our certificate of incorporation in connection with our primary offering; and

●	a pro forma as-adjusted basis, giving further effect to the issuance and sale of shares of our common stock in this primary offering, at the assumed public offering price of $ per share, the midpoint of the range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the following table in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included in this prospectus.

	March 31, 2021
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands except share and per share amounts)

Cash and cash equivalents	$6,075	$	$1,040

Convertible debt obligations	5,217
Stockholders’ equity (deficit):
Series A convertible preference shares; $0.0001 par value per share: 10,000,000 shares authorized; 5,323,782 shares issued and outstanding; actual shares authorized, issued and outstanding, pro forma and pro forma as adjusted	1
Common stock; $0.0001 par value per share: 100,000,000 shares authorized; 2,234,496 shares issued and outstanding; actual shares authorized, issued and outstanding, pro forma and pro forma as adjusted	—
Accumulated other comprehensive (loss) income	(389)		3
Additional paid-in capital	19,860		9,349
Accumulated deficit	(17,117)		(10,927)

Total stockholders’ equity (deficit)	2,355		(1,627)

Total capitalization	$7,572	$	$(1,627)

Each $1.00 increase (decrease) in the assumed initial public offering price of $       per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) each of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $        , assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of          shares in the number of shares of common stock offered by us would increase (decrease) each of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $        , assuming the assumed initial public offering price of $       per share remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The actual, pro forma and pro forma as adjusted information set forth in the table excludes:

●	shares of our common stock available for future issuance under our 2021 Equity Incentive Plan and any other additional shares of our common stock that may become available under such plan;

●	warrants to purchase up to shares of our common stock issuable to the underwriters in connection with this primary offering; and

●	rights granted to six holders of our common stock to be issued additional shares of common stock to such holder if the initial public offering price per share is less than $5.00, or if we sell our equity or equity securities before the initial public offering at the purchase price per share or conversion price per share that is less than $5.00.

DILUTION

If you invest in our common stock in this primary offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this primary offering.

Our historical net tangible book value (deficit) as of March 31, 2021 was $2,338,855, or $1.05 per share of our common stock. Our historical net tangible book value (deficit) is the amount of our total assets less our total liabilities. Historical net tangible book value per share represents historical net tangible book value (deficit) divided by the number of shares of our common stock issued as of September 30, 2021. This data is solely based on the historical amounts as shown in our balance sheet as of March 30, 2021.

Our pro forma net tangible book value (deficit) as of March 31, 2021 was $        , or $         per share of our common stock. Pro forma net tangible book value (deficit) represents the amount of our total assets less our total liabilities, after giving effect to (i) the automatic conversion of all outstanding shares of our Series A convertible preferred stock into an aggregate of 5,323,782 shares of common stock in connection with this primary offering and (ii) the automatic conversion of all outstanding Notes into an aggregate of         shares of common stock upon the completion of this primary offering.

After giving further effect to our sale of shares of common stock in this primary offering at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2021 would have been approximately $         , or approximately $         per share. This represents an immediate increase in pro forma as adjusted net tangible book value per share of $         to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value per share of approximately $         to new investors purchasing common stock in this primary offering. Dilution per share to new investors purchasing common stock in this primary offering is determined by subtracting pro forma as adjusted net tangible book value per share after this primary offering from the assumed initial public offering price per share paid by new investors. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share			$
Historical net tangible book value (deficit) per share as of March 31, 2021		$1.05
Increase in price per share attributable to the conversion of all outstanding shares of Series A convertible preferred stock
Pro forma net tangible book value (deficit) per share as of March 31, 2021	$
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing shares in this primary offering
Pro forma as adjusted net tangible book value per share after this primary offering
Dilution per share to new investors purchasing shares in this primary offering			$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) our pro forma as-adjusted net tangible book value by $         , the pro forma as-adjusted net tangible book value per share after this primary offering by $         and the dilution per share to new investors by $         , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 100,000 shares in the number of shares offered by us would increase (decrease) our pro forma as-adjusted net tangible book value by $         , the pro forma as-adjusted net tangible book value per share after this primary offering by $         and the dilution per share to new investors by $         , assuming the assumed public offering price remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

If the underwriters exercise their option to purchase additional shares of common stock in this primary offering in full at the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover of this prospectus and assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, the pro forma as adjusted net tangible book value per share after this primary offering would be $         per share, and the dilution in pro forma as adjusted net tangible book value per share to new investors purchasing common stock in this primary offering would be $         per share.

The following table summarizes, on a pro forma as adjusted basis, as of March 31, 2021, the number of shares of common stock purchased from us on an as converted to common stock basis, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing stockholders and by new investors in this offering at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		Per Share
(in thousands)
Existing stockholders			%	$		%	$
New investors			%	$		%	$
Total		100.0%		$	100.0%

The table above assumes no exercise of the underwriters’ option to purchase additional shares in this primary offering. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares of our common stock held by existing stockholders would be reduced to    % of the total number of shares of our common stock outstanding after this primary offering, and the number of shares of common stock held by new investors participating in the primary offering would be increased to     % of the total number of shares outstanding after this primary offering.

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by $      and, in the case of an increase, would increase the percentage of total consideration paid by new investors by      percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by       percentage points.

The tables above do not include:

●	shares of our common stock available for future issuance under our 2021 Equity Incentive Plan and any other additional shares of our common stock that may become available under such plan;

●	warrants to purchase up to shares of our common stock issuable to the underwriters in connection with this primary offering; and

●	rights granted to six holders of our common stock to be issued additional shares of common stock to such holder if the initial public offering price per share is less than $5.00, or if we sell our equity or equity securities before the initial public offering at the purchase price per share or conversion price per share that is less than $5.00.

To the extent that outstanding warrants are exercised or new options are issued under our 2021 Equity Incentive Plan, you will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities may result in further dilution to our stockholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our audited financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, include forward-looking statements that involve risks and uncertainties. You should review “Risk Factors” for a discussion of important factors that could cause our actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Perfect Moment is a global premium lifestyle brand that combines fashion and technical performance across its ranges of outerwear, skiwear, swimwear and activewear. Our products serve the modern fashion-conscious consumer looking for statement designs tailored for an active and healthy lifestyle. Our story began in Chamonix in 1984 when the professional skier and extreme sports filmmaker Thierry Donard began making apparel characterised by quality style and performance for his team of free-ride skiers and surfers. In 2012, inspired by Thierry Donard’s vision, Max and Jane Gottschalk relaunched the brand, leveraging Perfect Moment’s decades of heritage, creating a global, digital native brand serving a growing segment of tech savvy Generation Y and Generation Z consumers.

During the year ended March 31, 2021, Perfect Moment generated $9.74 million of revenues. This result is 8% down on revenues in the prior year. The reduction in revenue is driven by reduced sales through spring and summer when COVID-19 restrictions were being introduced internationally. The relative stability of revenue overall in the year ended March 31, 2021, is largely attributable to strong fall and winter sales in the United States and European markets and the stability of revenue from our ecommerce site and ecommerce-led wholesale customers through ongoing international COVID-19 restrictions. Overall, across all revenue streams, Perfect Moment distributes to over 100 countries. We design our products in-house and work with high grade suppliers to manufacture them. Our collection of products is worn by an evolving list of celebrities and influencers whose perfect moments are captured across a range of social media platforms. During the year ended March 31, 2021, our total followers across all social media platforms increased 38% relative to the year ended March 30, 2020.

From the year ended March 31, 2021 to the year ended March 31, 2020:

●	Total net revenue, decreased 8% from $10.58 million to $9.74 million, respectively;

●	Wholesale revenue decreased 10% from $6.23 million to $5.63 million, respectively;

●	Ecommerce revenue decreased 6% from $4.35 million to $4.10 million, respectively;

●	Gross profit decreased from $3.63 million to $2.95 million, respectively;

●	the loss before tax increased from $3.40 million to $6.14 million;

●	Adjusted EBITDA increased from a loss of $2.75 million to a loss of $3.00 million; and

●	Ecommerce Active Customer numbers, Total Orders and Average Order Value marginally decreased

Adjusted EBITDA is a measure that is not defined in US GAAP. For further information about how we calculate Adjusted EBITDA, the limitations of its use and a reconciliations to the most comparable US GAAP measure, see “Key Operating and Financial Metrics” below. Also defined in the “Key Operating and Financial Metrics” below, are listed our operating metrics: Active Customers, Total Orders and Average Order Values.

Our model

Our business model and financial results are characterized by growth, resilient performance and stable margins enabled by a compelling brand and product, offered to a valuable customer segment through a digital native global platform.

Key pillars of our model:

●	Increasing net revenues and customer acquisition with resilience through COVID-19: we generate 91% of our net revenue through fall and winter from sales of outerwear, skiwear and activewear. Our sales are split 58% wholesale and 42% ecommerce channels, of which 36% is revenue generated through sales on perfectmoment.com and the remainder with online marketplace partners. The online presence of our brand, through ecommerce wholesalers and our own ecommerce website have enabled us to generate consistent revenue in the year ended March 31, 2021 and 2020 despite the impact of COVID-19 restrictions on retail, international travel and our business operations.

●	Maximization of international footprint: between perfectmoment.com and our wholesale customers our product is sold across more than 100 countries. During the year ended March 31, 2021, the United States was our largest source of revenues as customers continued to enjoy domestic ski tourism. We adjusted our marketing spend to drive U.S. ecommerce sales to 22% from 14% of total net revenues in the years ended March 31, 2021 and 2020, respectively, while simultaneously benefiting from an increase in European revenues from our wholesale customers, up to 23% from 15% of total net revenues in the years ended March 31, 2021 and 2020, respectively. We believe we have an opportunity to expand our international footprint further; with a particular focus on further expansion in Asia and the Middle East.

●	Wholesale relationships: our wholesale relationships are typically with high-end department stores or luxury online retailers with access to our target customer profile across global footprints. They are chosen selectively to contribute to the build of our brand as well as revenues. During the year ended March 31, 2021, we maintained revenues with wholesale customers broadly in line with the prior year.

●	Growth in our direct-to-consumer channels: our ecommerce site, perfectmoment.com, enables us to directly engage with customers, providing us with a channel to directly expand revenues and deepen our presence in new geographies as well as providing a channel through which we can enhance gross margins by selling direct to consumer and optimizing production quantities of our collection.

●	Active social media engagement: we actively use social media platforms to both market and sell our products. We believe that the breadth and depth of our social media engagement is core to the continued build of our brand and customer acquisition. During the year ended March 31, 2021, our total followers across all social media platforms increased 38% relative to the year ended March 30, 2020.

●	Stable gross margins with upside potential: a focus on balancing our collections between new styles and a popular core collection, alongside a drive to maximize full price sell through to wholesale and ecommerce customers have enabled Perfect Moment to achieve gross margins of 30% and 34% during the years ended March 31, 2021 and 2020, respectively, with upside potential in future years as we scale the business and optimize a range of factors including but not limited to our distribution, ecommerce revenues and product mix.

●	Scalable cost base: selling, general and administrative expenses, excluding stock compensation costs, were 60% and 59% of net revenue during the years ended March 31, 2021 and 2020, respectively. Although our costs have increased in recent years, we expect our revenue growth to outpace the future cost increases.

Segment Reporting

The Company applies ASC Topic 280, Segment Reporting, in determining reportable segments for its financial statement disclosure. The Chief Operating Decision Maker has been identified as the Chief Executive Officer.  The Company reports segments based on the financial information it uses in assessing performance and deciding how to allocate resources. Management has determined that the Company operates in one business segment, Product Sales. Key financial metrics including but not limited to Gross profit, Adjusted EBITDA and Net Loss are not reported at a disaggregated level for wholesale and ecommerce and resource allocation decisions to the business strategy are not made based solely on our revenue based operating metrics.

Geographic Concentration

Although we are organised fundamentally as one business segment our revenue is primarily split between three geographic areas: the United States, Europe and the United Kingdom. Customers in these regions are served by our leadership and production and operations teams in the United Kingdom and Hong Kong.

During the year ended March 31, 2021, revenue attributable to the United States was $3.85 million, compared to $3.78 million during the year ended March 31, 2020. Revenue attributable to Europe was $3.27 million during the year ended March 31, 2021 compared to $2.81 million during the year ended March 31, 2020; and revenue attributable to the United Kingdom was $1.54 million during the year ended March 31, 2021 compared to $2.32 million during the year ended March 31, 2020. The remaining revenue during the year ended March 31, 2021 of $1.07 million and during the year ended March 31, 2020 of $1.67 million was attributable to Canada and countries in the Middle East, Asia Pacific and South America.

The long-lived assets of the Company primarily relate to: property, plant and equipment, intangible assets and operating lease right of use assets in the United Kingdom and Hong Kong. Total long-lived assets were $0.09 million in Hong Kong and $0.73 million in the United Kingdom as of March 31, 2021. As of March 31, 2020, long-lived assets in the United Kingdom and Hong Kong were not significant.

Supplier Concentration

In the years ended March 31, 2021 and 2020, the largest single supplier of manufactured goods produced 41% of the Company’s products. In the years ended March 31, 2021 and 2020 the largest fabric supplier produced 86% and 51%, respectively, of the fabric used to manufacture the Company’s products.

Key Operating and Financial Metrics

We use the following US GAAP and non-US GAAP metrics to assess the progress of our business, make decisions on where to allocate time and investment and assess then near-term and longer term performance of our business:

	For the years ended March 31,
	2021	2020
(Amounts in thousands, except percentages and operating metrics)
Financial metrics
Net revenue
Wholesale	$5,633	$6,230
Ecommerce	4,104	4,347
Gross profit	2,946	3,625
Gross profit margin	30%	34%
Loss from operations	(6,310)	(3,068)
Net loss	$(6,138)	$(3,404)
Adjusted EBITDA(1)	(3,004)	(2,753)
Operating metrics
Average order value	$664	$709
Active customers	6,429	6,669
Total orders shipped	7,647	7,919

(1)	We define “Adjusted EBITDA” as the net loss adjusted to exclude income taxes, interest expense, depreciation and amortization, stock-based compensation expense, foreign currency transaction gains (or losses), transaction costs and income from COVID-19 grants.

Financial metrics

Revenue, Gross Profit, Loss from operations and Net loss

Revenue, Gross Profit, Loss from Operations and Net Loss are defined as per US GAAP. Revenue is equivalent to Net Revenue, Net Revenue is defined as per US GAAP requirements. It is the sum of revenues earned from sales of outerwear, skiwear, swimwear, surfwear and activewear through our ecommerce and wholesale channels, as well as shipping revenue and delivery duties paid when applicable, net of promotional discounts and returns. Gross Profit is earned from revenue less the cost of goods sold. Gross profit as a percentage is the Gross Profit divided by Net Revenue. Loss from Operations is the sum of Gross Profit, General and Administrative Expenses, Depreciation and Amortization and the Bad Debt Expense. Net Loss is the sum of the Loss from Operations, Interest Expense, Foreign Currency Transaction Gains and Losses, Other Expenses and Tax benefits or expenses. Further information on these metrics can be found in “Components of our Results of Operations”. These metrics are used by management to evaluate our performance, including the growth and demand for our products and the appropriateness of our product pricing and cost of operations.

Wholesale Revenue and Ecommerce Revenue

Wholesale revenue represents the amount of Revenue attributable to wholesale business customers including high-end department stores or luxury online retailers. Ecommerce revenue represents the Revenue attributable to sales of product direct to consumer through perfectmoment.com and sales through online marketplace providers. Wholesale and ecommerce revenues are separately monitored to evaluate the performance of our ecommerce channel relative to our wholesale channel.

Adjusted EBITDA

Adjusted EBITDA is a non-US GAAP measure that we calculate as net loss adjusted to exclude income taxes, interest expense, depreciation and amortization, stock-based compensation expense, foreign currency transaction gains (or losses), transaction costs and income from COVID-19 grants. Adjusted EBITDA is an important metric that provides visibility to the underlying continuing operating performance of the company by excluding the impact of certain expenses that management does not believe are representative of our core earnings.

The following table presents a reconciliation of Adjusted EBITDA from Net Loss for the years ended March 31, 2020 and 2021:

	Years ended March 31,
	2021	2020
(Amounts in thousands, except percentages)
Net loss	$(6,138)	$(3,404)
Add back:
Income tax (benefit) expense	-	-
Interest expense	237	213
Depreciation and amortization	110	25
Stock-based compensation expense	3,196	290
Other expense (income), net (1)	201	(3)
Foreign currency transactions (gains) and losses	(610)	126
Adjusted EBITDA(2)	$(3,004)	$(2,753)
Adjusted EBITDA % (2)	(31)%	(26)%

(1)	Represents transaction costs and professional service fees related to the share for share exchange, IPO preparation costs and income from COVID-19 grants.

(2)

We define “Adjusted EBITDA” as the net loss adjusted to exclude income taxes, interest expense, depreciation and amortization, stock-based compensation expense, foreign currency transaction (gains) or losses, transaction costs and income from COVID-19 grants. “Adjusted EBITDA %” represents “Adjusted EBITDA” as a percentage of revenue.

Adjusted EBITDA is our primary non-GAAP financial metric. Adjusted EBITDA may not be comparable to similarly titled measures used by other companies and should not be considered in isolation, or as a substitute for analysis of our operating results as reported under GAAP. Additionally, we do not consider our non-GAAP financial measures as superior to, or a substitute for, the equivalent measures calculated and presented in accordance with GAAP. While Adjusted EBITDA is a metric we use to track our core earnings, it excludes non-cash expenses and is therefore not a complete representation of the performance of the business. Adjusted EBITDA is not a liquidity measure and should not be considered as discretionary cash available to us to reinvest in the growth of our business or to distribute to stockholders or as a measure of cash that will be available to us to meet our obligations.

Operating metrics

Average Order Value, Active Customers and Total Orders Shipped are all measures that are used to understand the performance of perfectmoment.com our direct-to-consumer channel. The metrics do not analyze revenue from ecommerce partnerships.

Average Order Value

We define Average Order Value as our revenue from online orders shipped from perfectmoment.com during the period presented divided by the total online orders shipped during the same period. For the purposes of this metric calculation, online order revenue includes sales taxes and promotional discounts but excludes returns and shipping revenue. Average order value may fluctuate due to a number of factors, including our merchandise mix and new product categories. Average order value will also differ between accounting periods of different length owing to the seasonality of our sales. We monitor average order number alongside Active Customers and Total Orders Shipped to monitor the demand for our product, understand the drivers of ecommerce revenue and assess the effectiveness of our digital marketing strategy.

Active Customers

We define an Active Customer as a unique customer account from which a perfectmoment.com purchase has been made at least once in the accounting period. We view the number of active customers as a key indicator of our growth, the reach of our website, desirability of our product assortment and effectiveness of our digital marketing strategy. The number of active customers is monitored alongside Average Order Value and Total Orders Shipped to understand the drivers of revenue.

Total Orders Shipped

We define Total Orders Shipped as the total number of perfectmoment.com orders shipped to our customers during the accounting period. Total Orders Shipped does not factor in orders subsequently returned by customers. We view Total Orders Shipped as a key indicator of the velocity of our business and an indication of the desirability of our products. The number Total Orders Shipped is monitored alongside Average Order Value and Active Customer to understand the drivers of revenue.

Key Factors Affecting our Performance

Our results of operating and financial condition have been, and will continue to be, affected by a number of factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section of this prospectus titled “Risk Factors”.

Economic trends

The overall economic environment and related changes in consumer behavior impact our business. Though it is generally more muted in customer cohorts buying premium products versus a broader demographic, positive conditions in the broader economy promote spending on discretionary items including performance luxury outerwear and travel. Weaker economic conditions in the markets in which we sell our products, however, may have a negative impact on customer spending and global travel. This could result in a reduction in direct-to-consumer sales through perfectmoment.com alongside a reduction in demand from wholesale customers. Wholesale performance and creditworthiness may also be impacted, reducing wholesale revenue and increasing the risk of bad debts. Changes in more general macroeconomic factors may also impact the broader operations including the costs of goods sold and the general and administrative costs of the business including the cost of personnel. These factors include but are not limited to, employment rates, the availability of credit, interest rates and inflation. Incrementally, Perfect Moment is exposed to foreign exchange risk as a consequence of a mismatch between the currencies that revenue is generated in and the underlying currency of the business’ cost of goods, overheads and financing costs. Material movements in foreign exchange markets may therefore impact the performance of the business.

International trade and legislation

Our net revenue is primarily generated through sales in the United States, Europe and the United Kingdom. Our products are manufactured and shipped from Asia to multiple locations globally. Incrementally our operations span across the United Kingdom and Hong Kong. Our financial performance and competitiveness is subject to changes in international trade rules insofar as they restrict or change the costs and procedures to be followed in the operation of our overseas operations and the import and export of our goods to existing or new markets. Such changes, as recently experienced through the United Kingdom’s recent exit from the European Union, could impact our costs of goods and impact our operations, resulting in increased overheads for the business, the possibility of reduced pricing competitiveness and an overall reduction in our financial performance.

COVID-19

Our global operations, and those of the third parties upon whom we rely, have experienced disruptions from the outbreak of COVID-19. To date, they have included mandatory and elective shut-downs of retail and manufacturing operations and ski resorts, disruption to supply chains, a decrease in discretionary consumer spending and travel bans. During the year ended March 31, 2021, as international COVID-19 restrictions came into effect, our spring/summer season orders from wholesale customers reduced 81% relative to sales in the prior year. The continued impact of COVID-19 remains highly uncertain and out of our control. While the pandemic may present opportunities for businesses able to capture the potential acceleration in purchases made through luxury ecommerce platforms, the path to business as usual operations is uncertain following COVID-19. Management growth plans assume a return to pre-COVID trading and economic conditions in the near future. However, the path to full recovery of discretionary consumer spending and tourism and business travel across the globe is not possible to predict and additional impacts may arise that we are not aware of currently, making it challenging for management to estimate and guide the future performance of our business.

Brand

We will continue to invest in brand marketing activities to expand brand awareness. As we build our customer base, we will launch additional brand marketing campaigns, host events and develop in-house product content to attract new customers to our platform. If we fail to cost-effectively promote our brand or convert impressions into new customers, our net sales growth and profitability may be adversely affected.

E-commerce customer acquisition, orders and order size

Approximately 36% of our net revenue is generated through perfectmoment.com. As a result a large proportion of our financial performance depends on the expenses we incur to attract and retain consumers as well as maintaining the number and size of their orders. To continue to grow our business profitably, we need to acquire and retain customers in an efficient manner. Incrementally we need to maintain and grow the combination of total orders and average order value. Alongside the monitoring of Active Customers, Total Orders Shipped and Average Order Value we monitor customer acquisition costs to monitor the effectiveness of our marketing spend.

Wholesale partners

Approximately 58% of our revenue in the year ended March 31, 2021 and 2020 was generated in our wholesale channel. Our wholesale partners service customers by stocking and displaying our products and explaining our product attributes. They are often high-end department stores or luxury online retailers with access to our target customer profile across global footprints and therefore form a key component of net revenue and merchandising and marketing strategy. If we fail to maintain and develop our wholesale partnerships our brand reach may be adversely impacted in addition to our net revenue and profitability. As of March 31, 2021 approximately 64% our wholesale revenue were concentrated across our top 10 customers. Whilst this offers an opportunity to optimise the overhead costs of servicing our wholesale clients, it also makes our financial performance highly dependent on the creditworthiness of our largest wholesale clients. To help mitigate this risk we utilize debt factoring across several of our largest counterparties in addition to the close monitoring of receivables to minimise aged debt and the risk of provisions and write-offs as a result of bad debt.

Growth of operating platform investment

We have expanded our operations for many years and plan to continue our expansion efforts. Our success expanding our net revenue and operating platform will be dependent upon our ability to anticipate and adapt to new consumer trends, continue to successfully develop new products, successfully navigate new geographical markets and to grow and enter existing and new revenue channels. We will incur expenses and capital expenditure to ensure our operating platform develops in-line with our planned growth. We will invest capital in inventory, fulfilment and logistics capabilities, finance and operating systems, the development of our ecommerce platform and incremental personnel to support growth. If we fail to correctly launch or navigate expansion efforts our financial performance will be placed at risk. Wherever feasible, we retain flexibility in our investment activity and apply a risk adjusted approach to testing new markets to minimise the capital investment placed at risk in the execution of our growth strategies.

Supply chain management

A large proportion of our products are made in China using raw materials sourced in the broader Asia Pacific region. In order to maintain close proximity to our key suppliers our production team is located in Hong Kong. Our logistics team is split between the UK and Hong Kong in order to ensure close proximity to our fulfilment centers in Hong Kong, the UK and Europe. Any disruptions to supplier relationships or the jurisdictions they operate in, or any delay, shortage or interruption to the supply of raw materials or finished goods may impact our ability to fulfil wholesale orders and meet perfectmoment.com revenue targets. A lengthening of delivery timelines can also place pressure on our working capital cycle by causing delays to fall/winter sales revenue. Close monitoring of raw materials availability and the production and logistics timetable is maintained at the inception of product design through to the point of shipment to Perfect Moment and our customers in order to anticipate and mitigate potential delays. As the business expands the scale of our production will provide opportunities to optimise our inventory and production management. To the extent that we are unable maintain our existing processes or capture opportunities to improve it, the growth of our business and its financial performance could be limited.

Inventory management

Our production team, works closely with our ecommerce and sales teams, leveraging customer data and feedback from wholesale and online customers, to help predict demand for our products. Our process assesses the breadth and depth of collection designed and ordered to optimise our production schedules for timely delivery and maximised sell through. If our process to determine our inventory needs fails there is a risk of reduced sell through and increased inventory provisions. We manage the balance of our collection between popular carry over and new styles to actively manage the risk of stock obsolescence and the missed revenue opportunities associated with inaccuracies in demand projections.

Capital, funding and liquidity

Our primary uses of cash include personnel and marketing expenditure, inventory, capital investment, expenditure into technology and incremental expenses arising from distribution center operating costs to support our operations and our growth. Financing of our inventory and receivables is significantly impacted by the seasonality of our fall/winter dominated collection and the production timeline of our product. We currently utilize trade finance, debt factoring and revenue-based financing to support our working capital needs. Until positive cash flows from operations can be achieved, we intend to rely on new debt and equity financing to support the working capital and investment required to grow the business. An inability to maintain existing financing arrangements, generate new debt and equity finance and/or an inability to renew or raise funding without significant increases in financing costs, will impact our ability to maintain and grow revenue and may place us at risk of being able meet our liabilities and obligations as they fall due.

Seasonality

We experience seasonal fluctuations in our net revenue and operating results and we historically have realized a significant portion of our net revenue and earnings in the quarters ending December 31 and March 31. In the years ending March 31, 2020 and 2021, we generated 91% and 81% of our total net revenue, respectively, from our fall/winter collection. Working capital requirements typically increase throughout the first, second and early third quarters as overheads are incurred and inventory builds to support our peak shipping and selling periods in the third and fourth fall/winter quarters. Cash provided by operating activities is typically highest in the quarter ending March 31 following the inflows associated with our peak selling season. Our budgeting and planning process is used to establish projected performance and the resultant cash flows and funding needs. Historic performance across the ecommerce channel combined with early insight into wholesale revenue through the seasonal sell-in process provides data that can be used to help estimate the impact of seasonality on our business. If, we do not accurately estimate the seasonality of revenue it may place our performance and cash flow at risk.

Components of Results of Operations

Revenue

Consists of revenue earned from sales of outerwear, skiwear, swimwear, surfwear and activewear through our ecommerce and wholesale channels, as well as shipping revenue when applicable, net of promotional discounts and returns. Revenue is generally recognized upon transfer of ownership to the customer. For ecommerce customers this is upon dispatch from the fulfilment center, for wholesale customers it is either upon delivery by Perfect Moment or at the point that inventory is collected by the customer from the warehouse. Changes in net revenue from wholesale customers are typically driven by increased unit sales and new wholesale customers. Changes in net revenue from ecommerce are driven by a growth in perfectmoment.com revenue resulting from increased customer numbers, order numbers and increased average order values.

Cost of goods sold

Includes the cost of purchased merchandise, which includes acquisition and production costs including raw material and labor as applicable; the cost incurred to deliver inventory to the Company’s third-party distribution centers including freight, non-refundable taxes, duty, and other landing costs; the service fees of the Company’s third-party distribution centers; and shrink and inventory provision expense. Cost of goods sold is impacted when underlying costs to manufacture and bring goods to market changes. Cost of goods also fluctuates in line with changes in revenue, inventory shrink and provisions.

Selling, general and administrative expenses

Selling, general and administrative expenses consist of all operating costs not otherwise included in cost of goods sold, bad debt expense, intangible asset amortization, or fixed asset depreciation. The Company’s selling, general and administrative expenses include the costs of corporate and retail employee wages and benefits, consultant stock and stock option costs not related to financing transactions, professional fees, marketing, information technology, human resources, accounting, legal, and corporate facility and occupancy costs. Selling, general and administrative expenses are expected to increase as we grow and transition to becoming a listed company. Through time these expenses are expected to decrease as a percentage of net revenue as we benefit from the economies of scale.

Depreciation and amortization

Includes the amortization of intangible assets and depreciation of property, plant and equipment and operating leases capitalized in line with ASC 842 guidance for right of use assets. Depreciation and amortization is expected to increase as we continue to invest in technology and the office space and assets required to support growth.

Bad debt expenses

Represents management’s best estimate of probable credit losses in accounts receivable and bad debts provided for and written off within the accounting period. Bad debt expenses are expected to decrease relative to overall revenue as ecommerce revenues grow.

Interest expense

Interest expense relates to the costs incurred in relation to our: convertible debt obligation, trade finance facility extended on goods for which a letter of credit has been issued to the company; debt factoring facilities provided in relation to wholesale receivables, stockholder loans; and revenue share financing arrangements. Interest expenses are expected to increase as incremental working capital is raised to support the business growth.

Foreign Currency transactions gains and losses

Represents realized gains and losses incurred in relation to transactions denominated in a currency other than the functional currency of Perfect Moment Limited and or its subsidiaries. Foreign currency transactions gains and losses will move in line with the changes to the currencies in which we earn revenue and incur expenses as well as changes in foreign currency exchange rates.

Other income (expense)

Relate primarily to costs incurred in preparation for our initial public offering.

Results of Operations

The following table sets forth our results of operations for the periods presented. The period-to-period comparison of financial results is not necessarily indicative of future results.

	Years ended March 31,
	2021	2020
(Amounts in thousands)
Statements of operations data:
Revenue
Product sales	$9,689	$10,330
Other revenue	48	247
Total revenue	9,737	10,577
Cost of goods sold	6,791	6,952
Gross profit	2,946	3,625
Operating expenses
General and administrative expenses	9,052	6,568
Depreciation and amortization	110	25
Bad debt expense	94	100
Loss from operations	(6,310)	(3,068)
Interest expense	(237)	(213)
Foreign currency transactions gains and losses	610	(126)
Other income (expenses) net	(201)	3
Loss before income taxes	(6,138)	(3,404)
Income tax benefit (expense)	-	-
Net loss	(6,138)	(3,404)
Other comprehensive loss
Foreign currency transactions (gains) and losses	(392)	(110)
Comprehensive loss	$(6,530)	$(3,514)

The following table sets forth each line item within the Statements of Operations as a percentage of net sales for each of the periods presented.

	Years ended March 31,
	2021	2020
(Amounts in percentages)
Statements of operations data:
Revenue
Product sales	100%	98%
Other revenue	-%	2%
Total revenue	100%	100%
Cost of goods sold	70%	66%
Gross profit	30%	34%
Operating expenses
General and administrative expenses	93%	62%
Depreciation and amortization	1%	-%
Bad debt expense	1%	1%
Loss from operations	(65)%	(29)%
Interest expense	(2)%	(2)%
Foreign currency transactions gains and losses	6%	(1)%
Other income (expense), net	(2)%	-%
Loss before income taxes	(63)%	(32)%
Income tax benefit (expense)	-%	-%
Net loss	(63)%	(32)%
Other comprehensive loss
Foreign currency translation adjustment	(4)%	(1)%
Comprehensive loss	(67)%	(33)%

Comparison of the Years Ended March 31, 2021 and 2020

Revenue

Revenue for the year ended March 31, 2021 decreased $0.84 million, or 8%, to $9.74 million from $10.58 million for the year ended March 31, 2020. Although fall/winter wholesale revenue increased by 11.6% in 2021, overall wholesale revenue decreased by 10%, or $0.60 million, driven by a reduced order book for summer wear through the height of COVID-19 lockdown measures. Ecommerce revenue decreased by 6%, or $0.24 million in 2021 driven by a 8% reduction of fall/winter sales.

Cost of goods sold

Cost of goods sold for the year ended March 31, 2021 decreased by $0.16 million, or 2%, compared to the year ended March 31, 2020. The decrease mainly resulted from a decrease in net revenue. Overall, the change in cost of goods relative to revenue resulted in a change in gross profit from 34% for the year ended March 31, 2020 to 30% for the year ended March 31, 2021 driven primarily by changes in freight, duties and warehousing and underlying product costs.

Selling, general and administrative expenses

Selling, general and administrative expenses consist of personnel-related expenses, marketing, legal and accounting and other general and administrative expenses, including IT expenses, travel and expenditure, product sample costs and other overhead costs. Selling, general and administrative costs also include stock compensation expenses.

	Years ended March 31,
	2021	2020
(Amounts in thousands, except percentages)
Stock compensation expense	$3,196	$290
Personnel costs	2,112	1,153
Marketing costs	1,209	2,620
Legal and professional fees	625	82
Other general and administrative fees	1,910	2,423
Total	9,052	6,566

Stock compensation expense increased by $2.91 million, from $0.29 million for the year ended March 31, 2020 to $3.20 million for the year ended March 31, 2021. The overall increase in stock compensation expense is mainly attributable to options issued in connection with stockholder loans.

Personnel costs increased by $0.96 million, from $1.15 million for the year ended March 31, 2020 compared to $2.11 million for the year ended March 31, 2021, as a result of increased headcount of our executives and senior management team in 2021.

Marketing costs decreased by $1.41 million from $2.62 million for the year ended March 31, 2020 to $1.21 million for the year ended March 31, 2021. The overall decrease in marketing costs is attributable to non-recurring brand marketing costs incurred in the year ended March 31, 2020 and a reduction in marketing spend through the height of COVID-19 lockdown measures in the year ended March 31, 2021.

Legal and professional fees increased by $0.54 million, from $0.08 million for the year ended March 31, 2020 to $0.63 million for the year ended March 31, 2021. The overall increase in legal and professional fees is primarily attributable to increased audit and accounting advisory fees.

Other general and administrative expenses decreased by $0.51 million, from $2.42 million for the year ended March 31, 2020 to $1.91 million during the year ended March 31, 2021. The reduction in costs in 2021 includes efficiencies made on product samples, a reduction in travel and entertainment and reduced website maintenance and hosting costs.

Depreciation and amortization

Depreciation and amortization increased by $0.08 million from $0.03 million for the year ended March 31, 2020 to $0.11 million during the year ended March 31, 2021, driven by the depreciation expense associated with increased website development spend.

Foreign currency transactions gains and losses

Foreign currency transactions gains and losses moved from a loss of $0.13 million in the year ended March 31, 2020 to a gain of $0.61 million during the year ended March 31, 2021, driven by fluctuations in the U.S. Dollar to Pound Sterling exchange rate.

Other income (expense)

Increases in other expenses of $0.20 million in the year ended March 31, 2021 created a movement from other income in the year ended March 31, 2020 to other expense of $0.20 million in the year ended March 31, 2021. The increase in other expenses was driven by legal costs incurred in relation to our formation and the consummation of the 2021 share exchange.

Seasonality and Quarterly Trends

Our business is seasonal with revenue concentrated in northern hemisphere countries. Revenue is elevated in the quarters ending December 31 and March 31 owing to sales of ski and outerwear through the fall and winter months. In the quarters ending June 30 and September 30 sales are driven by swimwear and activewear. Our growth rate fluctuates quarter-on-quarter as a result of the seasonality of our business. We expect this fluctuation to continue. In addition to seasonality, quarter-on-quarter results are expected to be impacted owing to the timing of goods production and delivery, promotional activities and the addition of new products and geographies as the business grows. The business is also subject to the impact of economic cycles that influence retail apparel trends.

Liquidity and Capital Resources

As of March 31, 2021, we had cash and cash equivalents of $6.08 million and an accumulated deficit of $17.12 million. Historically, Perfect Moment has generated negative cash flows from operations and has primarily financed its operations through private sales of equity securities, debt and working capital finance. On March 15, 2021, the Company entered into a securities purchase agreement with accredited investors pursuant to which it issued 8% Secured Convertible Promissory Notes (also referred to herein as the Notes) with an aggregate principal amount of $6.0 million (such financing, the “March 2021 Debt Financing”) and a maturity date that is 12 months from the issuance date. The outstanding balance of the Notes will convert automatically upon the closing of a firm commitment underwritten public offering of our common stock with aggregate gross proceeds of at least $8.0 million and simultaneous listing on a national stock exchange (such transaction, a “Qualified IPO”), at a conversion price equal to 80% of the offering price to the public in such Qualified IPO. As of March 31, 2021, we also had an undrawn $3.15 million letter of credit trade finance facility, HSBC debt factoring funding facilities of up to $1.96 million and $0.68 million shareholder loans – see “Contractual Obligations and Commitments”.

We expect operating losses and negative cash flows from operations to continue into the foreseeable future as we continue to invest in growing our business and expanding our infrastructure. Our primary uses of cash include personnel and marketing expenditures, inventory, capital investment and expenditures into technology and incremental expenses arising from distribution center operating costs to support our operations and our growth.

As of March 31, 2021, our cash and cash equivalents are held in U.S. dollar, pound Sterling, Hong Kong dollar and Euro cash accounts with high credit quality financial institutions. As a result of the seasonality of our business, we typically draw down on our trade finance facilities during summer, fall and early winter to meet a large proportion of the cost of goods associated with the manufacture of our fall/winter collection. Debt factoring facilities and revenue share financing support our working capital cycle through to the late fall/winter season when wholesale receivables are paid and ecommerce revenue increases.

In connection with our March 2021 Debt Financing, we have covenants that limit the amount of indebtedness we may incur and the assets we may pledge. As of March 31, 2021, we were in compliance with such covenants.

Our ability to make principal and interest payments on our outstanding debt obligations and fund inventory and capital expenditures will depend on our ability to generate cash in the future. Our future ability to generate cash from operations is, to a certain extent, subject to general economic, financial, competitive, regulatory and other conditions. Based on our current level of operations, we believe our existing cash balances and expected cash flows from operations, alongside the continuance of our existing financing arrangements, the automatic conversion of the outstanding balance of the Notes and the anticipated proceeds of our initial public offering will be sufficient to meet our operating requirements for at least the next twelve months. We may seek additional or alternative debt and equity financing to that set out above. If we raise equity financing our shareholders may experience significant dilution of their ownership interests. If we conduct additional debt financing, the terms of such debt financing may be similar or more restrictive that the terms of our current financing arrangements and we would have additional debt service obligations. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, financial condition and results of operations could be harmed. See the sections titled “Risk Factors – Risks Related to Ownership of Our Common Stock and the Primary Offering – Future sales and issuances of our common stock or rights to purchase common stock, including pursuant to our 2021 Equity Incentive Plan, could result in additional dilution of the percentage ownership of our stockholders” and “Risk Factors - Risks Related to Our Business, Our Brand, Our Products and Our Industry – We have a history of losses, expect to continue to incur losses in the near term and may not achieve or sustain profitability in the future, and as a result, our management has identified and our auditors reported that there is a substantial doubt about our ability to continue as a going concern.”

The report of our independent registered public accounting firm that accompanies our audited consolidated financial statements contains a going concern explanatory paragraph in which such firm expressed that there is substantial doubt about our ability to continue as a going concern. Our consolidated financial statements contained in this prospectus do not include any adjustments that might result if we are unable to continue as a going concern. If we are unable to continue as a going concern, holders of our securities might lose their entire investment. As discussed above, although we plan to attempt to raise additional capital through one or more private placements or public offerings, the doubts raised relating to our ability to continue as a going concern may make our shares an unattractive investment for potential investors. These factors, among others, may make it difficult to raise any additional capital and may cause us to be unable to continue to operate our business.

The following table shows summary consolidated cash flow information for the years ended March 31, 2021 and 2020:

	Years ended March 31,
	2021	2020
(Amounts in thousands)
Consolidated statement of cash flow data:
Net cash used in operating activities	$(3,046)	$(2,932)
Net cash used in investing activities	(734)	(74)
Net cash provided by financing activities	8,533	2,166

During the year ended March 31, 2021, operating activities used $3.05 million in cash and cash equivalents, primarily resulting from a net loss of $6.14 million, after consideration of non-cash charges of $3.03 million and changes in operating assets and liabilities of $0.07 million. Net cash used by changes in operating assets and liabilities during the year ended March 31, 2021 consisted primarily of a $0.28 million increase in inventories, a $0.10 million increase in operating leases and a $0.21 increase in tax receivables, offset by a $0.24 million increase in trade payables and a $0.40 million increase in accrued expenses. The increase in inventories resulted from a larger holding of unsold stock at year end. The increase in operating leases resulted from new leases. The increase in tax receivable relates to a VAT receivable at year-end. The increase in trade and other payables and accrued expenses is primarily driven by an increase in audit fees, year-end employee incentives, the sales returns provision and outstanding invoices from new suppliers in the year ended March 31, 2021.

During the year ended March 31, 2020, operating activities used $2.93 million in cash and cash equivalents, primarily resulting from a net loss of $3.40 million, after consideration of non-cash charges of $0.34 million and changes in operating assets and liabilities of $0.13 million. Net cash used by changes in operating assets and liabilities during the year ended March 31, 2020 consisted primarily of a $0.55 million increase in inventories and a $0.11 million increase in prepaid expenses, offset by a $0.37 million increase in trade payables and a $0.35 million increase in accrued expenses. The increase in inventories resulted from an overall expansion of our business to support increased net revenue. The increase in prepaid expenses resulted from deposits paid for summer wear prior to year-end alongside a general increase in expenses paid for up front. The increases in accrued expenses and trade payables is primarily driven by increased interest accruals, an expansion of expenses incurred in support of increased net revenue and the increase in trade payables arising from marketing activity close to year end.

Investing activities

Cash used in investing activities was $0.73 million in the year ended March 31, 2021 and $0.07 million in the year ended March 31, 2020, an increase of $0.66 million, primarily resulting from equipment purchases related to the development of our website.

Financing Activities

Net cash obtained from financing activities during the year ended March 31, 2021 was $8.53 million resulting from $5.4 million net proceeds from the March 2021 convertible bridge financing and $3.53 million from the issuance of preference shares issued by Perfect Moment Asia in exchange for cash, offset by an outflow of $0.30 million from bank loans relating to the repayment of trade finance facilities and $0.03 million repayments of stockholder loans. Net cash obtained from financing activities during the year ended March 31, 2020 was $2.17 million resulting from an increase in shareholder loans of $1.98 million and a $0.24 million net increase in bank loans related to trade finance facilities used to fund inventory purchases, offset by bank loan repayments of $0.06 million.

Contractual Obligations and Contingencies

The following table summarizes our contractual obligations and commitments as of March 31, 2021 (in $ thousands):

	Payments due by period
		Less than	1 to 3	3 to 5	More than
	Total	1 year	years	years	5 years

(Amounts in thousands)
Operating leases	$101	$83	$18	$-	$-
Convertible debt (1)	6,025	6,025	-	-	-
Shareholder loans (2)	682	682	-	-	-
Purchase obligations	46	30	16	-	-
Total	$6,854	$6,820	$34	$-	$-

(1)	On March 15, 2021, the Company entered into a securities purchase agreement with accredited investors pursuant to which it issued the Notes with an aggregate principal amount of $6.0 million and a maturity date that is 12 months from the issuance date. The outstanding balance of the Notes will convert automatically upon the closing of Qualified Offering at a conversion price equal to 80% of the offering price to the public in such Qualified IPO.

(2)	As part of its borrowings the company has $0.68 million of shareholder loans payable due to related parties at a 10% interest rate and is due to be repaid on the closing of the Company’s initial public offering.

(3)	The purchase obligations relate to various IT products/subscriptions in the normal course of business.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires our management to make judgments and estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported revenue generated, and expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgements about the carrying value of asset and liabilities that are not readily apparent from other sources. Actual results may differ from these judgements and estimates under different assumptions or conditions and any such differences may be material. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgements and estimates.

Revenue recognition and accounts receivable

Revenue is recognized in line with Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606). Revenue is derived from sales of outerwear, skiwear, swimwear and activewear shipped to our ecommerce and wholesale customers. Revenue is generally recognized at a point in time upon transfer of control to the customer. For ecommerce customers this is upon dispatch from the fulfilment center. Sales to wholesale accounts are recognized when the customer assumes control which will depend on the agreed upon International Commercial Terms (inco-terms). Where Perfect Moment sells inventory on a consignment basis to select wholesalers, revenue is recognized when the inventory is sold to the final third-party customer.

Revenue is reported net of markdowns, discounts, sales taxes collected from customers on behalf of taxing authorities, and returns. Ecommerce customers may return items bought from Perfect Moment online up to 14 days after receipt; we operate a policy of no returns with its wholesalers. Based on historical experience and expected future returns, a refund liability is recognized as a reduction of sales and a right of return asset is recognized as a reduction of the cost of goods sold. We also issue merchant credit, which are essentially refund credits. The merchant credits are initially deferred and subsequently recognized as revenue when tendered for payment.

Accounts receivable primarily arise out of sales to wholesale accounts. We do not maintain an allowance for doubtful accounts related to ecommerce customer and credit card receivables, because customer payment is typically received before the delivery date of the goods and account write offs have historically been immaterial. An allowance is made for doubtful accounts is made for wholesale customers based on management’s best estimate of probable credit losses in accounts receivable. Receivables are written off against the allowance when management believes that it is probably the amount receivable will not be recovered.

Inventories

Inventories, consisting of finished goods, inventories in transit, and raw materials, are initially recognized at cost and subsequently measured at the lower of cost and net realizable value. Cost is determined on first-in, first-out basis and comprises of all costs of purchases, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

We periodically review inventories and make a provision as necessary to appropriately value goods that are obsolete, have quality issues, or are damaged. The amount of the provision is equal to the difference between the cost of the inventory and its net realizable value based upon assumptions about product quality, damages, future demand, selling prices, and market conditions. Seasonality is taken into account when reviewing the variables driving the net realizable value of inventories. In addition, we provide for inventory shrinkage based on historical trends from actual physical inventory counts. Inventory shrinkage estimates are made to reduce the inventory value for lost or stolen items. We perform physical inventory counts and cycle counts throughout the year and adjust the shrink reserve accordingly.

Stock-based compensation

Historically we have issued stock options and warrants to both employees and non-employees. In the year ended March 31, 2021 we also granted share awards to non-employee consultants in exchange for the provision of services relating to a share-for-share exchange between Perfect Moment Asia and Perfect Moment Limited, our bridge loan financing needs and the prospective IPO.

We estimate the fair value of stock options and warrants granted to employees, non-employees and directors using the Black-Scholes option-pricing model. The fair value of stock options that is expected to vest is recognized as compensation on a straight line basis over the requisite service period.

The Black-Scholes model considers several variables and assumptions in estimating the fair value of stock-based share options and warrant awards. These variables include the per share fair value of the underlying common and preference stock, expected term, risk-free interest rate, expected annual dividend yield and expected stock price volatility over the expected term. For all stock options granted to date, we calculated the expected term using the simplified method. We determine volatility using the historic volatility of the stock price of similar publicly traded peer companies. The risk-free rate is based on the yield available on U.S. Treasury zero-coupon issues similar in duration to the expected term of the equity settled award. The fair value of shares of common and preferred stock has historically been determined based upon a range of valuation techniques calculated independently by a third party and reviewed internally by management. These valuation techniques take into account: the valuation of comparable companies, sales of preferred stock to unrelated third parties, our actual and projected operating and financial performance, the lack of liquidity of common stock and the general and industry specific economic outlook.

Where consultant stock awards have been granted, the fair value of the consultant shares is based upon the enterprise fair value on the date of the grant. A compensation expense is recorded for all consultant stock awards based on the amortization of the fair market value of shares granted over the agreed service or vesting period, taking into account clawback provisions. Where clawback provisions represent a performance condition required for shares to vest, the number and fair value of shares subject to the clawback are deemed unvested until the date the performance condition is met. As for the fair value of common and preference stock used in the Black-Scholes option pricing model, the enterprise fair value used to determine the stock compensation award is based upon third party valuations, reviewed internally by management.

Recent Accounting Pronouncements

For detailed discussions on recent accounting pronouncements, see Note 2 of our audited consolidated financial statements included elsewhere in this prospectus.

Internal Control over Financial Reporting

During the preparation of our consolidated financial statements for the fiscal years ended March 31, 2021 and 2020, we identified material weaknesses in our internal control over financial reporting related to the preparation and review of our internally prepared financial statements. An insufficiency of staff in addition to an insufficient depth of technical accounting expertise has resulted in inefficient financial statement production processes with high levels of manual intervention and complex review processes. Furthermore, insufficient management review procedures were implemented over the financial statement production process. As a result of these material weaknesses, multiple versions of financial statements were provided to the auditors for review and several accounting adjustments were required to the internally prepared financial statements.

The Board of Perfect Moment Limited appointed a CFO in September 2021. The introduction of this CFO will be supplemented with the strengthening of the finance team to ensure that the company has the appropriate resource with technical accounting expertise that is commensurate to our financial reporting requirements. In addition the procedures associated with the production and internal management review of our financial reporting will be reviewed and updated to: i) increase the level of management oversight over the financial statements and production process; and ii) reduce the complexity and manual intervention contributing to the iteration and correction of internally prepared financial statements. Management has committed to a remediation plan for employee expense control improvements. Immediate improvements to controls will subsequently be supplemented with the implementation of new systems and clearer expenses policies to support the submission, review and approval of employee expenses.

During the preparation of our consolidated financial statements for the fiscal years ended March 31, 2020 and 2021, we and our independent registered public accounting firm identified a material weakness in our internal controls over employee expenses. As a result of potential irregularities identified during a review of expenses, management carried out detailed substantive testing to obtain an understanding of the scope of the irregularities and to gain comfort over the material accuracy of expenses including employee expenses. Although the testing concluded that no material errors in employee expenses exist, it was noted that mistakes in employee expense reports had gone undetected owing to insufficient review procedures. A material weakness has been recognized to reflect the risk that the insufficiency of controls could have resulted in the failure to detect a larger error.

Management has committed to a remediation plan for employee expense control improvements. Immediate improvements to controls will subsequently be supplemented with the implementation of new systems and clearer expenses policies to support the submission, review and approval of employee expenses.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. These risk primarily include:

Interest rate risk

The fair value of our cash equivalents, held primarily in cash deposits, have not been significantly impacted by increases or decreases in interest rates to date, due to the short term nature of these instruments. The interest expense associated with our letter of credit trade finance facility and debt factoring facilities are composed of a fixed spread over HIBOR or LIBOR. The fee associated with revenue financing is fixed and the interest rate on our convertible bridge loan is accrued at a fixed rate also. We are exposed to interest rate risk where the interest expense associated with our financing arrangements is depending upon HIBOR or LIBOR, a floating reference rate, or in the event that the fixed interest rate associated with our financing arrangements is increased upon roll-over of the financing arrangement at its contractual maturity. Fluctuations in interest rates have not been significant to date. We do not expect that interest rates, including the migration from LIBOR to an alternative risk-free benchmark, will have a material impact on our results of operations, owing to the size and short term nature of the floating rate financing arrangements and the fixed rate nature of the convertible bridge loan that is expect to convert to equity before its contractual maturity on March 15, 2022.

Inflation risk

To date, inflation risk has not had a significant impact upon our performance. Nonetheless, we are beginning to observe increases in our costs of goods sold, in particular, transportation costs. If these cost increases are sustained and we become subject to significant inflationary pressures, we may not be able to fully offset such higher costs. Our inability to do so could harm our business, results of operations or financial condition.

Foreign Exchange Risk

To date, revenue has primarily been generated in U.S Dollar, Pound Sterling and Euro. As a result, our revenue may be subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in Pound Sterling and Euros. Our foreign exchange risk is less pronounced for our cost of sales as to our cost of goods sold being predominantly U.S. Dollar denominated. Our Selling, General and Administrative expenses are primarily made up of U.S. Dollar, Hong Kong Dollar, Pound Sterling and Euro amounts. Although a portion of our non-U.S. Dollar costs offset non-U.S. Dollar revenue, a currency mismatch arises as to the amount and timing of our different currency cash flows. To date, we have not hedged our foreign currency exposure. We will continue to monitor the impact of foreign exchange risk and review whether to implement a hedging strategy to minimize this risk in future accounting periods. Hedging strategies where implemented are unlikely to completely mitigate this risk. To the extent that foreign exchange risk is not hedged it may result in harm to our business, results of operations and financial condition.

OUR BUSINESS

Our Mission

To create statement pieces to ski, surf, swim and move in. For perfect moments and the people who make them.

Overview

Perfect Moment is a global, premium lifestyle brand that combines fashion and technical performance for its ranges of outerwear, skiwear, swimwear, surfwear and activewear. The brand was born in Chamonix, France in 1984, when the professional skier and extreme sports filmmaker, Thierry Donard, began making apparel for his team of free-ride skiers and surfers. Donard used his experience to create designs that were characterized by quality, style and performance to enable his athletes to achieve their perfect ski-run or perfect wave-ride: that “perfect moment.”

Perfect Moment was later acquired and relaunched by Jane and Max Gottschalk, our Creative Director and our Chairman, respectively, while living in Hong Kong in 2012, where its production team still sits, working alongside its London-based finance, e-commerce, technology, sales, marketing, operations and public relations teams. Today, the brand continues to draw on its rich heritage of performance garments and statement designs. Retro-inspired vivid and bold color palates complement technical fabrics to deliver fashion, form, function and fun for women, men and children.

Our decades of sportswear experience informs every design with best-in-class materials are still part of every product. We are recognized for our authentic heritage, uncompromised craftsmanship and quality, exceptional design, and superior functionality. This reputation is decades in the making and we believe is rooted in our commitment to creating premium, stylish products that deliver superior functionality where and when it is needed most. From ski slopes and surfing beaches around the globe to the streets of London, New York, Shanghai, Paris and beyond, people have fallen in love with our brand and made it a part of their everyday lives

Until March 2021, our brand was operated by Perfect Moment Asia Ltd. In March 2021, we effected a reorganization, in which all of the equity of Perfect Moment Asia Ltd. was exchanged for newly issued shares of our common stock and Series A convertible preferred stock, which preferred stock will be converted to common stock in connection with the closing of this offering.

As of September 30, 2021, our products are sold through e-commerce and wholesale channels. In our wholesale channel, which as of September 30, 2021, extends into 28 countries, we have partnered with select high-end department stores and boutiques as well as luxury online retailers. Through our e-commerce channel, which includes our website, perfectmoment.com, and through our relationship with select luxury online marketplaces globally, we are able to more directly control the customer experience, driving deeper brand engagement and loyalty, while also realizing more favorable margins. We employ product supply discipline across both of our channels to manage scarcity, preserve brand strength and optimize profitable growth for us and our retail partners.

During the year ended March 31, 2021 Perfect Moment generated $9.74 million of net revenue. This result is marginally in line with net revenue in the year ended March 31, 2020, despite the impact of COVID-19.

Our Industry

We operate at the intersection of luxury fashion, online commerce. The global luxury industry is large and characterized by specific market dynamics and consumer trends that are shaping the future of the industry, including the following:

Large, Stable and Resilient Addressable Markets

Perfect Moment has an attractive core ski apparel market in which it is extremely well placed and has a large growth runway. According to the Global Ski Apparel Sales Market Report 2021 by Absolute Reports, the core ski-apparel market which Perfect Moment has served to date is a valuable and highly stable market (approximately $6 billion revenues worldwide in 2021 and approximately 4.5% Compound Annual Growth Rate (“CAGR”)) with a relatively narrow target demographic. We believe that this demographic is characterized by relatively high affluence and either proximity to a ski area or a location with a traditional interest in skiing as a recreational activity. We believe that due to the relatively high affluence and international nature of the demographic, there has been, and continues to be, significant space for premium and luxury products that deliver both fashion and technical performance.

Perfect Moment has started to make inroads into the adjacent, significantly larger, premium outerwear market, which we believe is set to continue growing, yet remains somewhat fragmented and localized. The premium outerwear market, compared to the core ski apparel market, is a larger and faster growing market (approximately $300 billion revenues worldwide in 2021 and over 3% CAGR, according to Absolute Reports). Again, we believe the demographic for this market is relatively high affluence, but has a broader geographical spread as not linked to the activity of skiing. As with ski-apparel, we believe technical performance is important, but emphasis is also placed on brand heritage and luxury. In the premium outerwear market, we believe an increasingly large number of consumers are turning to heritage brands with technical credentials for premium outerwear products that not only serve a technical function but also make a fashion statement.

In addition, Perfect Moment is also targeting the broader leisure markets for swimwear, activewear and lifestyle products. Both the ski apparel market and premium outerwear market share some key consumer demographics and purchasing behavior with the vast and very fast-growing athleisure and lifestyle market (approximately $180 billion revenues worldwide in 2021 and approximately 7% CAGR, according to Absolute Reports. We believe this market stretches beyond skiing and winter sports to a range of healthy and athletic pursuits, with products increasingly being worn as part of a broader day-to-day lifestyle statement. We also believe the growth of this market goes hand-in-hand with broader cultural shifts, such as a greater emphasis on health, exercise and well-being, as well as a relaxation in dress codes at work and social occasions. Based on the characteristics of these respective markets, we believe Perfect Moment has the right brand profile, geographic footprint, target demographic, marketing tools and operational expansion plan to gain significant share.

Luxury Channel Shift to Online

According to Bain, online is set to become the leading channel for luxury purchases by 2025, fueling what we call the omnichannel transformation. The online share of the global personal luxury goods market in 2017 was approximately 9%, significantly lower than other retail markets, according to Bain, which has been driven by luxury brands’ cautious approach to adopting technology and social platforms; however, online sales are expected to become a larger percentage of the total market, reaching 25% by 2025.

Transition to Digital

We believe the digital shopping behavior of consumers is evolving at a rapid pace and the shift to digital is affecting how the luxury industry and consumers interact. E-commerce sales have climbed steadily for years, according to Statista, with continuous further growth expected. Statista estimates a growth in global e-commerce market revenue from $2.276 billion in 2020 to $7.391 billion in 2025, and with the COVID-19 pandemic, we believe e-commerce use among consumers has been further accelerated.

On the marketing side, we believe that inspiration and trends have shifted from editorial content on the printed pages of monthly fashion magazines to the real-time social media channels of the world’s leading fashion bloggers, influencers and celebrities. We believe, in Europe and US, digital is already informing approximately 70% of consumers’ purchasing decisions and according to Bain, Online is set to become the leading channel for luxury purchases by 2025, fueling the omnichannel transformation.

Generational Demographic Shift

As new generations of global luxury consumers account for a larger share of spending, we believe they are fundamentally changing the way luxury products are purchased. According to Bain, Generation Y and Generation Z online shoppers accounted for approximately 85% of the growth in luxury fashion in 2017, and they are expected to make 45% of total luxury fashion spend by 2025.

Emerging Markets Driving Growth

We believe the demand for luxury fashion is truly global. Consumers of luxury fashion have traditionally been from Europe, the Americas and Japan. In 2020, the global ranking of luxury sales by region changed quite dramatically. Until 2019, Europe and the Americas were the biggest regions for luxury sales, but in 2020 Asia became the top region for luxury sales, according to Bain. By 2030, the industry should be drastically transformed, according to Bain, growth of the global luxury goods market is expected to be significantly driven by demand from emerging markets, including China, the Middle East, Latin America and Eastern Europe. Regional shifts mark an acceleration of a rebalancing of where luxury purchases take place, as tourists shift to buy in their home markets with Chinese consumers becoming a dominating nationality for luxury, growing to represent over 45% of global purchases.

Our Competitive Strengths

We believe that the following strengths are central to the power of our brand and business model.

●	Strong Brand Positioning. Perfect Moment’s luxury offering sits below the ultra-luxury positioning and luxury performance positioning other brands. Most other brands skew to either fashion or pure performance, while Perfect Moment focuses on both. Additionally, we believe Perfect Moment’s kidswear range addresses an overlooked premium segment.

●	Authentic Brand That Resonates with Highly Valuable Customer Segments. With approximately 37 years of European ski and surf heritage, bold fashion, distinct design aesthetic and technical performance, we believe our products and our mission resonate with the modern fashion-conscious consumer that sees value in authentic European heritage and statement-design tailored for an active and healthy lifestyle, which generates brand loyalty among our key customers, Generation Y and Generation Z consumers, and drives repeat purchases.

●	Digital Native Company with Proven and Unique Marketing Engine and Significant Growth Runway. We believe that e-commerce will continue to shape the consumer and retail industries by changing shopping behavior as well as contributing to the digital transformation of retail business models, which we believe has been accelerated as a direct result of the COVID-19 pandemic. We are a digitally native direct-to-consumer brand that utilizes technology to deliver what we believe is a differentiated customer experience with a specific focus on engaging and interacting with the Generation Y and Generation Z tech savvy consumer segment by offering speed, convenience, and stellar customer experience. By selling directly through our digital platform, we control all aspects of the customer experience and are able to engage with our community before, during and after purchase, through our digital platform and social channels. We believe this direct engagement enables us to establish personal relationships at scale and provides us with valuable customer data and feedback that we leverage across our organization to better serve our community. We also have collaborations with a growing group of A-list celebrities and influencers whom we consider to have an authentic feel and on-brand partner collaborations with luxury brands that we believe speak to the same audience. We also focus on top-tier editorial coverage in fashion magazines and arrangements with luxury wholesale partners, which include The Wall Street Journal, Forbes, Vogue, Conde Nast Traveler, and Harper’s Bazaar to name a few. We believe these marketing efforts will be translated into an engaged lifestyle-driven Instagram community.

●	Visionary, Passionate and Committed Management Team. Through steady brand discipline and a focus on sustainable growth, our management team has transformed a small family business into a global brand. We have assembled a team of seasoned executives from diverse and relevant backgrounds who draw on experience working with a wide range of leading global companies including Compagnie Financière Richemont SA. and The YOOX Net-A-Porter Group. Members of our team have created and grown leading luxury, fashion and technology businesses globally, and they retain a strong entrepreneurial spirit. Their leadership and passion have accelerated our evolution into a lifestyle brand and the growth of our direct-to-consumer channel alongside strengthening our wholesale business.

●	Multi-Channel Distribution. Our global distribution strategy allows us to reach customers through two distinct, brand-enhancing channels. In our wholesale channel, which as of December 30, 2021 extends into 28 countries, we carefully select the best retail partners and distributors to represent our brand in a manner consistent with our heritage and growth strategy. As a result, we believe our retail partnerships include best-in-class luxury and online retailers. Through our fast growing direct-to-consumer channel, which includes our global e-commerce site, we are able to more directly control the customer experience, driving deeper brand engagement and loyalty, while also realizing more favorable margins. Our DTC e-commerce channel, perfectmoment.com, is complemented by our luxury marketplace partnerships globally and in emerging markets. We employ product supply discipline across both of our channels to manage scarcity, preserve brand strength and optimize profitable growth for us and our retail partners. Going forward, we plan to open a limited number of pop-up and retail stores in major metropolitan centers as well as premium outdoor destinations where we believe they can operate profitably.

●	Established Partner Relationships. As of September 30, 2021, we had 3 luxury marketplace partners, Farfetch, Amazon Luxury and Ounass Middle East’s premier luxury multi-brand platform, and 120 luxury wholesale partners, of which 42 are online multi-brand retailers or brands and 25 are luxury department stores, including many of what we believe are the most sought-after and prestigious names in the fashion industry. We believe these relationships cannot easily be replicated and represent a high barrier to entry.

●	Flexible Supply Chain. We directly control the design, innovation and testing of our products, which we believe allows us to achieve greater operating efficiencies and deliver superior quality products. We manage our production through long-standing relationships with our third-party suppliers and vendors. We believe our flexible supply chain gives us distinct advantages including the ability to scale our operations, adapt to customer demand, shorten product development cycles and achieve higher margins.

●	Culture of Innovation and Uncompromised Craftsmanship. We strive to create the most innovative, functional, comfortable and stylish apparel in the industry. Leveraging decades of experience, field testing and obsessive attention to detail gained through our founder, Thierry Donard, making apparel for his team of free-ride skiers and surfers, combining high performance materials with daring prints and colors. We develop cross-functional products that we believe are characterized by quality, style and performance. Our almost 37 years of sportswear experience informs every design, and we still aim to use best-in-class materials in every product. In addition to innovation in our products, we believe that technology will continue to enable a better luxury ecosystem, and we will continue to pioneer innovation, through our direct-to-consumer channel, perfectmoment.com for our young consumer base who are fluent in technology and crave information on demand.

●	Efficient, Technology-Enabled Operations at Scale with Data-Driven Insights. Over the past couple of years, we have invested significant resources to optimize our logistics, processes and technology platform, which we believe enables us to efficiently manage the complexities of our current and future operational model at scale alongside offering flexibility for us to be responsive to the changes in the market and customer behaviors. We believe our data and algorithms provide us with operational insights to continuously enhance our customer experiences. Through these insights, we believe not only we are able to provide a better online experience and service to our customers, we are also able to identify market trends early and use it as an input in our creative process and design of our collections to obtain on-trend, highly coveted merchandise

Our Business Strategy

Perfect Moment sits at the intersection of three large and growing markets (ski apparel, premium outerwear and athleisure and lifestyle). Based on the characteristics of these respective markets, we believe we have the right brand profile, geographic footprint, target demographic, marketing tools and operational expansion plan to gain significant market share. We believe we are also well-positioned to drive sustainable growth and profitability by executing on the following strategies:

Grow brand awareness and attract new customers

Building brand awareness among potential new customers and strengthening our connections with those who already know us will be a key driver of our growth. While we believe our brand has achieved substantial traction globally and those who have experienced our products demonstrate strong loyalty, our presence is relatively nascent in many of our markets. We believe we have a significant opportunity to grow brand awareness and attract new customers to Perfect Moment through word of mouth, brand marketing and performance marketing.

In the past, Perfect Moment’s strong skiing heritage has been used to engage with a core ski audience for whom we believe the combination of technical performance and retro inspired designs resonate strongly. We believe the nature of skiing as a largely affluent, international pursuit means there is a large opportunity in aspirational, lifestyle-led social media engagement. Perfect Moment believes it has captured this social media opportunity to great effect, combining the style and form of the brand with celebrities, influencers, top-tier editorial, collaborations and luxury locations to create a distinct, fun and engaging aspirational lifestyle narrative. Beyond social media, we believe Perfect Moment has been able to deploy this same core brand proposition and narrative to direct digital marketing and traditional media, elevating brand profile and driving high levels of engagement simultaneously. Perfect Moment has also been able to build an effective online marketing engine driving large volumes of direct, organic search and paid search traffic to our e-commerce website, www.PerfectMoment.com.

Perfect Moment expects to continue its approach to social media, building its follower base through a similar and evolving mix of celebrities, influencers, editorials and locations. It also expects to continue to pursue and scale the effective search engine optimization and paid search strategies which have contributed to online sales growth, as well as direct marketing and customer engagement via their successful newsletter. Perfect Moments also plans to leverage its physical store network to deepen its brand identity and profile, as well as driving higher levels of loyalty and engagement at the local level.

Brand marketing and performance marketing also work together to drive millions of visits to our digital platform. Brand marketing includes differentiated content, our network of ambassadors, and social media, all of which result in what we believe is outsized engagement with our community. Our digital-centric performance marketing efforts are designed to drive customers from awareness to consideration to conversion. These efforts include retargeting, paid search and product listing advertisements, paid social media advertisements, search engine optimization, personalized email and mobile push notifications through our app. We believe our highly productive, diversified strategy generates a significant return on new customer acquisition investments resulting from high average order value, strong product margins and attractive repeat purchase behavior.

Accelerating Digital Growth

Having used the wholesale channel to establish our brand globally, we believe we will become less reliant on wholesale partners during the next 5 years by committing more resources to our direct-to-consumer strategy and accelerating our digital growth. Our DTC channel serves as an unfiltered window into our brand which creates meaningful relationships and direct engagement with our customers. We have grown our DTC sales via perfectmoment.com to $3.60 million and $3.47 million in fiscal 2020 and fiscal 2021, respectively, which represented 34% and 36% of our consolidated revenue, respectively. We recently launched a new online storefront globally offering customers a better experience and more convenience. We believe technology is the key underpinning factor in any e-commerce business and as such we will continue to enhance customer experience, focusing on mobile as the dominant growth channel and leveraging the emerging benefits of social and conversational commerce.

Pursue International Expansion and Enter New Markets

We believe there is an opportunity to increase penetration across our existing markets and selectively enter new regions. Although the Perfect Moment brand is recognized globally, our past investments have been focused on North America and the United Kingdom and have driven revenue growth in the United States.

While we expect the majority of our near-term growth to continue to come from the United States and the United Kingdom, we believe there is a tremendous opportunity over the long term throughout the rest of the world. In 2020 and 2021, we increased our outreach in what we believe are the most promising countries in continental Europe. Over time, we plan to enter other markets, such as China and the Middle East, as we seek to enhance our ability to serve our international customers and further establish Perfect Moment as a global brand.

In order to offer a more localized experience to customers internationally, we plan to launch products that are specific to local markets and digital experiences that are tied to local culture. We also intend to offer market-specific languages, currency, payment methods, pricing and content, as well as strategic international shipping and distribution hubs. We plan to leverage our social media strategy and expand our network of social media ambassadors to grow our brand awareness globally.

Enhance our wholesale network

Although in the next 5 years we will be mainly focused on accelerating digital growth and our direct-to-consumer channel, we still intend to continue broadening customer access and strengthening our global foothold in new and existing markets by strategically expanding our wholesale network and deepening current relationships. In all of our markets, we have an opportunity to increase sales by adding new wholesale doors and increasing volume in existing retailers. Additionally, we are focused on strengthening relationships with our retail partners through broader offerings, exclusive products and shop-in-shop formats. We believe our retail partners have a strong incentive to showcase our brand as our products drive customer traffic and consistent full-price sell-through in their stores.

Physical Retail

Perfect Moment has grown to date without a physical store presence. Sales growth has been driven by our online offering and wholesale network. As part of our growth strategy, we believe a rollout of directly operated stores in major cities and pop-up stores in strategic ski resorts would provide an excellent opportunity to generate sales in key locations, providing a premium in-store experience, reflecting the character of the brand and providing an experiential contact point for customers.

Broaden our Lifestyle Offering

Continuing to enhance and expand our product offering represents a meaningful growth driver for Perfect Moment. We expect that broadening our product line will allow us to strengthen brand loyalty with those customers who already love Perfect Moment, drive higher penetration in our existing markets and expand our appeal across new geographies and climates. Drawing on our decades of experience and customer demand for inspiring new functional products, we intend to continue developing our offering through the following strategies.

Elevate Fall and Winter. Perfect Moment will continue to focus on quality materials and distinctive designs in order to create luxury products which aim to deliver technical performance and style impact. However, believing that people want to bring the functionality of our ski apparel in to their everyday lives, Perfect Moment is broadening the product range beyond the core “on-slope” skiwear to encompass less technical lifestyle products and a wide range of exceptional winter products for any occasion.

Expand Spring and Summer. We intend to continue building out our successful Spring and Summer collections in categories such as surfwear, activewear, loungewear, swimwear and accessories. We believe offering inspiring new and complementary product categories that are consistent with our values of heritage, functionality and quality and can become part of our core business represents an opportunity to develop a closer relationship with our customers and expand our addressable market.

Price Optimization. We intend to continue optimizing our pricing to capture the full value of our products and the superior functionality they provide to our customers. Additionally, we actively balance customer demand with scarcity of supply to avoid the promotional activity that is common in the apparel industry. This allows us and our retail partners to sell our products at full price, avoid markdowns and realize full margin potential.

We believe this strategy will deliver a number of benefits:

●	Increased Sales. We expect that cross-over into adjacent product markets will increase sales by allowing us to sell outerwear, lifestyle products, activewear and swimwear to non-skiers and cross-sell lifestyle and “off-slope” products to existing skiwear customers in a winter setting.

●	Improved Margins. We believe that our margins will be improved by this strategy because modest price increases across the existing range will allow Perfect Moment to strengthen its gross margins, greater use of high-margin luxury materials such as cashmere will support price and margin increases and a move towards more less technically-complex lifestyle pieces will also drive margin improvement.

●	Reduced Seasonality. We expect that sales of new lifestyle products as well as activewear and swimwear products will be less concentrated in the winter months.

Continue to drive operational excellence: As we scale our business, we plan to continue leveraging our brand and powerful business model to drive operational efficiencies and higher margins in the following ways:

o	Channel Mix: We intend to expand our DTC channel in markets that can support the profitable rollout of e-commerce and select retail stores. As our distribution channel mix shifts toward our e-commerce-led DTC channel, we expect to capture incremental gross margin.

O	Manufacturing capabilities: Majority of Perfect Moment products are currently manufactured in our third-party facilities in China. We intend to optimize our manufacturing mix by opportunistically introducing additional manufacturing capacity in Europe to capture incremental gross margin.

O	Operating leverage: We have invested ahead of our growth in all areas of the business including design and manufacturing, multi-channel distribution, technology and corporate infrastructure. For example, our current newly built technology platform is designed to scale to support planned revenue growth. As we continue our growth trajectory, we have the opportunity to leverage these investments and realize economies of scale.

Our Brand

Over the last 37 years, we have grown from a small business founded by Thierry Donard, making apparel for his team of free-ride skiers and surfers, into a global brand by building on our strength of creating premium functional ski outfits. We have leveraged this strength to expand our brand into three seasons and new categories beyond Ski. With the same discipline, we have also expanded our sales channels beyond distributors to include a select group of outdoor, luxury and online retailers as well as, our own DTC channel.

Our Products

We approach product design with our customer in mind by designing products that solve their unique needs. We are inspired by free spirits as well as free riders – trailblazers who might not come close to a ski run. We are for anyone who is unafraid to stand out – with the fashion they wear and the moments they make. We are still all about that perfect moment. But it could happen on and off the slopes. Our product truths are standout styles for moment makers, flattering silhouettes for living in the moment, comfortable cuts for moving in the moment and high-performing materials that make the moment last. We are constantly challenging ourselves to create the highest quality and most innovative fabrications, styles and product features for our customers. Our apparel is comfortable, durable, functional and stylish, all at an affordable price point.

Our Heritage

The adventure started in the mountains of Chamonix in 1984, with Perfect Moment a vision of famed extreme sports filmmaker and professional skier Thierry Donard, who designed apparel for his team of expert freeride skiers and surfers for his film production company La Nuite de la Glisse. Donard used his personal experience to create designs that were haracterized by quality, style and performance, and focused on the ultimate goal of every athlete: to experience that Perfect Moment. Thierry Donard continues to be a stockholder in Perfect Moment and, in the past, we have provided the product placement for his films.

Our Evolution

Our product offering has evolved significantly since the days of solely making specialty ski and surfwear for the extreme sports. Today, we continue to draw on our rich heritage of performance garments and statement designs. Retro-inspired vivid and bold color palates complement the industry’s leading technical fabrics to deliver fashion, form, function and fun for women, men and children. Primarily known for our on-and-off the slopes skiwear, in 2016, Perfect Moment developed a summer range inspired by the island of Ibiza to bring its unique style to swimwear and activewear.

Beyond Sport

Recognizing our customers want to bring the functionality of our jackets into their everyday lives, we expanded our offering to include products for outdoor enthusiasts, urban explorers and discerning consumers everywhere. The uncompromised craftsmanship and quality of the Perfect Moment brand is preserved in new products and high-performance materials to keep our customers warm and comfortable no matter how low the temperature drops. As we evolved and expanded our winter assortment to suit new uses, climates and geographies, we also refreshed our core offerings with the introduction of our sustainable swimwear collection and enhancing our classic products with a focus on elevated style, luxurious fabrics and refined fits.

Beyond Outerwear

Perfect Moment has launched a refined line of accessories in response to customer demand for products to complement their outerwear, skiwear or swimwear. Our accessories focus on handwear, headwear, neckwear and everything the customer needs for a day of fun and adventure on the mountain, near the sea or in the city; offering unparalleled fit, function and timeless style to our customers, consistent with the heritage of our core products. Beyond accessories, we continue to selectively respond to customer demand for new product categories. Our customers have shown meaningful interest in key new product categories including travel gear, which we may pursue in the future.

As we expand the Perfect Moment brand to serve new uses, wearing occasions, geographies and consumers, we will always stay true to who we are and what the Perfect Moment brand stands for: authentic heritage, uncompromised craftsmanship and quality, exceptional style and superior functionality.

Our Marketing Strategy

Brand Awareness and Engagement

We believe the nature of skiing as a largely affluent, international pursuit means there is a large opportunity in aspirational, lifestyle-led social media engagement. We have utilized social media to publicize our brand with celebrities, influencers, top-tier editorial, collaborations and luxury locations to create a distinct, fun and engaging aspirational lifestyle narrative. Perfect Moment expects to continue its approach to social media, building its follower base through a similar approach with an evolving mix of celebrities, influencers, editorials and locations. Beyond social media, we believe Perfect Moment has been able to deploy the same core brand proposition and narrative to direct digital marketing and traditional media, elevating brand profile and driving high levels of engagement simultaneously.

Consumer Acquisition

We principally acquire consumers through online channels, including paid and organic search, metasearch, affiliate partnerships, display advertising and social media channels. We have access to channel experts who work with dedicated analysts, data scientists and engineers and have invested resources to optimize paid search, developing programs and algorithms to maximize our return on paid search.

Retention and Loyalty

We focus on building continuous dialogue with our consumers given their levels of engagement with luxury shopping. We do this by creating content and developing personalized and tailored product recommendations, which we distribute via email, social media, display advertising and directly on our platform. We believe our strategy generates a significant return on new customer acquisition investments resulting from high average order value, strong product margins and attractive repeat purchase behavior.

Investing for the future.

Moving forward, our marketing focus is on continuing to tell our stories in unique, creative and authentic ways that engage customers. As our distribution model has shifted from pure wholesale to multi-channel, our business needs have evolved. We have supported this shift through digital first marketing that scales quickly and globally while maintaining a consistent and authentic brand experience for our customers. We have also taken a more proactive and sophisticated approach to understanding our customers and utilizing insights to inform how we deliver new products. This allows us to be present in their preferred digital platforms and to engage our fans and maintain their loyalty for years to come. We will continue to strategically invest in reaching new audiences in developing markets and boosting affinity around the world.

Product Development and Innovation

Uncompromised craftsmanship begins with sourcing the right raw materials. We use premium fabrics and finishings that are built to last. Our blends of down and fabrics enable us to create warmer, lighter and more durable products across seasons and applications.

Our insulated products are made with down because it is recognized as the world’s best natural insulator, providing approximately three times the warmth per ounce as synthetic alternatives and, when necessary, trimmed with real fur to protect the skin from frostbite in harsh conditions. We are committed to the sustainable and ethical sourcing of our raw materials. We only use down that is a by-product of the poultry industry and we only purchase down and fur from suppliers who adhere to our stringent standards regarding fair practices and humane treatment of animals.

We believe in continuous innovation. The needs of our customers are always changing, and we aim to understand and address their needs through direct interactions with our community. We leverage customer data, customer feedback and testing to understand how to best serve our customers. Our ambassadors and our founder’s team of expert freeride skiers and surfers test our products in real world circumstances and provide valuable and practical feedback. Our tight feedback loop through our digital platform and social media channels, as well as our customer experience team, enables us to quickly incorporate ideas from our community into our product design. The combinations of art and science, and form and function, create the foundation for every product we make.

Our Global End-To-End Operations

Our core operations areas are supply chain management, fulfilment and premium customer service.

Supply Change Management

We have built a supply chain that is optimized for our business and through which we control the design and development of our products.

Design, Innovation and Manufacturing

We have a diversified and flexible supply chain that leverages third-party suppliers and manufacturers to produce our raw materials and finished products. We directly and actively manage every step of our product development and production process. The extent to which we manage production is differentiated from the typical model of primarily relying on third-party agents to manage production. We believe our approach has enabled us to produce premium products through greater control of the end-to-end production process.

We purchase our finished product from our manufacturers on a purchase order basis and do not have any long-term agreements requiring us to use any supplier or manufacturer. We have long-standing relationships with our vendors, which are strengthened by the consistency and longevity of our core fabric and core style profile.

We regularly source new suppliers and manufacturers to support our ongoing innovation and growth, and we carefully evaluate all new suppliers and manufacturers to ensure they share our standards for quality of manufacturing, ethical working conditions and social and environmental sustainability practices.

Digital Production

Our content creation process includes styling, photographing, photo-editing and content management and allows us to achieve a luxury product presentation with a consistent look and feel. Our third-party studios are the heart of the process, where teams of professional stylists, models and photographers create product images under the leadership and control of our marketing and creative experts. We also develop original content, including tailored merchandise descriptions, convenient size and fit information and detailed measurements information to provide the best consumer experience, maximize sales and minimize returns.

Warehouse and Fulfilment

We ship our finished products to our business-to-business and business-to-consumer (“B2C”) customers globally. We distribute our B2C products from our fulfilment center located in the United Kingdom, where we have created an innovative warehouse-within-a-warehouse model at our third-party logistics provider’s site. Within this space, we also operate a technology-enabled embroidery workshop, through which we are aiming to offer text and logo embroidery on some of our product categories, enabling gifting and personal haracterized. We regularly evaluate our distribution infrastructure and capacity to ensure that we are able to meet our anticipated needs and support our continued growth.

Premium Customer Service

We provide high-quality customer service throughout the consumer experience, from purchase to returns offering advice on size and fit, styling recommendations, responding to customer feedback and managing return and exchange requests. We localize aspects of the consumer journey for convenience, such as offering different languages and payment methods through customer care. Our customer service teams operate five days a week and interacting in 5 languages.

Figure 1. Perfect Moment Global End-to-End Operations as of Sept 2021

Competition

We operate in a competitive industry, and consumers have the option to purchase both online and offline. While we believe that we do not have any direct competition, we have indirect competitors in two primary categories:

Skiwear Brands – Perfect Moment’s affordable-luxury products are haracterized by quality, style and performance where retro-inspired vivid and bold colour palates complement the industry’s leading technical fabrics to deliver fashion, form, function and fun for women, men and children. Most other competitors in Skiwear skew to either fashion or pure performance. Additionally, Perfect Moment’s Kids-wear range addresses an overlooked premium segment.

Outerwear Brands – The market for outerwear is highly fragmented. We principally operate in the market for premium outerwear, which is part of the broader apparel industry. We compete directly against other manufacturers, wholesalers and direct retailers of outerwear, premium functional outerwear and luxury outerwear. We compete both with global brands and with regional brands operating only in select markets. Because of the fragmented nature of our marketplace, we also compete with other apparel sellers, including those who do not specialize in outerwear. While we operate in a highly competitive market, we believe there are many factors that differentiate us from other manufacturers, wholesalers and retailers of outerwear, including our brand, our heritage and history, our focus on functionality and craftsmanship and the fact that our core products are cross functional and can be used for different purposes for example on the slope and in the City.

Activewear Brands – Competition in the athletic apparel industry is principally on the basis of brand image and recognition as well as product quality, innovation, style, distribution and price. We believe that we successfully compete on the basis of our premium brand image, our focus on women and our technical product innovation. We are also differentiated by our range of surfwear where similar to our skiwear are haracterized by quality, style and performance where most other competitors in Surfwear are mainly focused on performance.

Technology

Technology is at the core of our strategy, powering our operational capabilities and the sustainable scalability of our platform. We believe that continuous investment in our technology has given us a competitive advantage and enabled fast innovation. Our technology platform with MACH architecture is designed to provide Perfect Moment with longer term ease of integration, stability, performance, and scalability based on three main components,

1)	Service Oriented Architecture facilitates design and maintenance of partner integrations:
●	Key enabler of omni-channel
●	Able to cater to evolving business needs
●	Decreases Total Cost of Ownership and increases efficiency

2)	Cloud-focused strategy designed to,
●	Improve scalability and cost efficiency
●	Allow for better accessibility and performance in markets around the worlds

3)	Headless Architecture allows,
●	Rapid build of differentiating user experience without impact to the backend systems
●	Innovative new user experiences build on headless building blocks
●	Evolution of front-end over time to take advantage of new technologies and innovations]

Trademarks and Other Intellectual Property

We protect our intellectual property through a combination of trademarks, domain names, copyrights, design rights / design patents and trade secrets, as well as contractual provisions and restrictions on access to our proprietary technology related to our ecommerce platform. Our principle trademark assets include the trademark “Perfect Moment,” which is registered in the United States and targeted foreign jurisdictions, as our logos and taglines. We have applied to register or registered many of our trademarks in the United States and other jurisdictions in all classes relevant to our business, and we will pursue additional trademark registrations to the extent we believe they would be beneficial and cost-effective. We actively oppose and defend our position on the trade mark registers and subscribe to a trade mark watching service for our key assets. Further we subscribe to an online monitoring system to search for infringements of our IP rights and, in addition, act on any reported to us by customers or employees.

We are the registered holder of multiple domestic and international domain names that include “perfect moment” and similar variations. We also hold domain registrations for many of our product names and other related trade names and slogans. We own or have control over relevant social media handles which contain our key assets. In addition to the protection provided by our intellectual property rights, we enter into confidentiality and proprietary rights agreements with our employees, consultants, contractors and business partners. Where appropriate we enter into relevant license agreements to allow others to use our Intellectual Property or where we need permission to use Intellectual Property of third parties. We further control the use of our proprietary technology and intellectual property through provisions in both our customer terms of use on our website and the terms and conditions governing our agreements with other third parties.

Government Regulation

In the United States and the United Kingdom and in the other jurisdictions in which we operate, we are subject to labor and employment laws, laws governing advertising, privacy and data security laws, safety regulations and other laws, including consumer protection regulations that apply to retailers and/or the promotion and sale of merchandise and the operation of stores and warehouse facilities. Our products sold outside of the United Kingdom are subject to tariffs, treaties and various trade agreements as well as laws affecting the importation of consumer goods. We monitor changes in these laws, regulations, treaties and agreements, and believe that we are in material compliance with applicable laws.

Employees and Human Capital Resources

As of December 31, 2021, we had a total of 26 full-time employees, as well as a limited number of temporary employees and consultants. None of our employees are unionized or covered by collective bargaining agreements, and we consider our current employee relations to be good.

Facilities

Our corporate headquarters is located in London, where we lease office space under a lease that expires in December 2022, as well as a storage unit that also expires in December 2022. In addition to our corporate headquarters, we have an office in Hong Kong, where we lease office space that expires in February 2022.

We believe our facilities are adequate and suitable for our current needs, and that should it be needed, suitable additional or alternative space will be available to accommodate our operations.

Legal Proceedings

We are subject to various legal proceedings and claims that arise in the ordinary course of our business. Although the outcome of these and other claims cannot be predicted with certainty, we do not believe the ultimate resolution of the current matters will have a material adverse effect on our business, financial condition, results of operations or prospects.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names, ages and positions of our current executive officers and directors:

Name	Age	Position
Executive Officers:
Negin Yeganegy	40	President, Chief Executive Officer and Director
Cara Bell	37	Chief Financial Officer
Non-Executive Directors
Max Gottschalk	49	Chairman of the Board of Directors
Jane Gottschalk	48	Director

Directors are elected to serve until the next annual meeting of stockholders and until their successors are elected and qualified. Directors are elected by a plurality of the votes cast at the annual meeting of stockholders and hold office until the expiration of the term for which he or she was elected and until a successor has been elected and qualified.

A majority of the authorized number of directors constitutes a quorum of the Board of Directors for the transaction of business. The directors must be present at the meeting to constitute a quorum. However, any action required or permitted to be taken by the Board of Directors may be taken without a meeting if all members of the Board of Directors individually or collectively consent in writing to the action.

Executive officers are appointed by the Board of Directors and serve at its pleasure.

Executive Officers

Negin Yeganegy –President, Chief Executive Officer and Director

Ms. Yeganegy has served as our President and Chief Executive Officer, as a member of our board of directors since March 2021 and as Managing Director and a member of Perfect Moment Asia’s board of directors since May 2020. Since August 2020, Ms. Yeganegy has served as a Director at Goodiebox, an online cosmetics company and Mango Publishing Group. Before that, from August 2015 to April 2020, Ms. Yeganegy served as Group Ecommerce Director at Yoox Net-A-Porter, an online fashion retailer. Ms. Yeganegy holds a BSc from Azad University of Tehran, North Tehran Branch, an MSc from Royal Holloway, University of London, and an EMBA from London Business School. We believe that Ms. Yeganegy is qualified to serve as a member of our board of directors based on the perspective and experience she brings as our President and Chief Executive Officer.

Cara Bell – Chief Financial Officer

Ms. Bell has served as our Chief Financial Officer since September 2021. From September 2020 to September 2021, Ms. Bell served as director of 432 Consultancy Ltd, a provider of consultancy services. Before that, from December 2018 to June 2020, Ms. Bell served as Chief Operating Officer for the EMEA Institutional Client Business of BlackRock, an asset manager. Between August 2011 and December 2018, Ms. Bell worked at ICBC Standard Bank where she held different titles ahead of becoming Treasurer. Ms. Bell holds an MA (Cantab) from Trinity College, University of Cambridge and a FCA from the Institute of Chartered Accountants England and Wales.

Non-Executive Directors

Max Gottschalk – Chairman of the Board of Directors and Director

Mr. Gottschalk has served as a member of our board of directors and Chairman since March 2021 and as a member of Perfect Moment Asia’s board of directors since 2011. Mr. Gottschalk is the Co-Founder of and since 2020 has served as a Partner and Director at Hydrogen Equity Partners Ltd., an investment management firm with a focus on new hydrogen energy sources. Mr. Gottschalk is also the Co-Founder of and since 2019 has served as a Partner and Director at Ocean 14 Capital Ltd., a private equity fund investing in emerging companies and technology to help protect and sustain our oceans. Since 2019, Mr. Gottschalk has also served as a Director at Aeon Investment Limited, a credit-focused investment company, based in London. In addition, Mr. Gottschalk is the Founder of and since 2016 has served as the Chief Executive Officer and Director at Vedra Partners Ltd., a multi-family office with operations in London and Switzerland. Prior to Vedra, he Co-Founded Gottex Fund Management in 1998, a global asset management company that he built and brought to market in 2007 on the Swiss stock exchange. Prior to Gottex, he ran Bear Stearns fixed income derivatives hedge fund sales team in New York. Mr. Gottschalk holds a B.A. from the McIntire School of Commerce at the University of Virginia. We believe that Mr. Gottschalk is qualified to serve as a member of our board of directors due to his extensive leadership and business experience as an entrepreneur and investor, as well as his service on other boards of directors.

Jane Gottschalk – Director

Ms. Gottschalk has served as a member of our board of directors since 2011. Since 2011, Ms. Gottschalk has served as the Creative Director of our subsidiary, Perfect Moment UK Ltd. Since 2011, Ms. Gottschalk has also served as a director of Jing Holdings Ltd., a holding company that operates Jax Coco, a leading coconut water brand. Ms. Gottschalk holds a B.A. from University of Kent. Ms. Gottschalk is the wife of Max Gottschalk, our Chairman of the Board of Directors. We believe that Ms. Gottschalk is qualified to serve as a member of our board of directors due to the perspective and experience she brings as our Creative Director and her creative, innovative and entrepreneurial attributes that provide valuable insight to our board and are aligned with our unique culture.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers have, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board of Directors and Corporate Governance

When considering whether directors have the experience, qualifications, attributes and skills to enable the board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on the information discussed in each of the directors’ individual biographies as set forth above.

The board of directors periodically reviews relationships that directors have with our company to determine whether the directors are independent. Directors are considered “independent” as long as they do not accept any consulting, advisory or other compensatory fee (other than director fees) from us, are not an affiliated person of our company or our subsidiaries (e.g., an officer or a greater than 10% stockholder) and are independent within the meaning of applicable United States laws, regulations and the Nasdaq Capital Market listing rules. In this latter regard, the board of directors uses the Nasdaq Listing Rules (specifically, Section 5605(a)(2) of such rules) as a benchmark for determining which, if any, of our directors are independent, solely in order to comply with applicable SEC disclosure rules.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will operate pursuant to a charter to be adopted by our board of directors and will be effective upon the effectiveness of the registration statement of which this prospectus is a part. The composition of each committee and its respective charter will be effective upon the listing of our common stock on Nasdaq, and copies of each charter will be posted on the corporate governance section of our website at www.perfectmoment.com. Each committee has the composition and responsibilities described below. Our board of directors may establish other committees from time to time.

Nasdaq permits a phase-in period of up to one year for an issuer registering securities in an initial public offering to meet the audit committee, compensation committee and nominating and corporate governance committee independence requirements. Under the initial public offering phase-in period, only one member of each committee is required to satisfy the heightened independence requirements at the time our registration statement becomes effective, a majority of the members of each committee must satisfy the heightened independence requirements within 90 days following the effectiveness of our registration statement, and all members of each committee must satisfy the heightened independence requirements within one year from the effectiveness of our registration statement.

Audit Committee

               , and                 will serve on the audit committee, which will be chaired by                . Our board of directors has determined that                 is “independent” for audit committee purposes as that term is defined in the rules of the SEC and the applicable Nasdaq rules, and each member has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of directors has designated                 as an “audit committee financial expert,” as defined under the applicable rules of the SEC. We intend to comply with the applicable independent requirements for all members of the audit committee within the time periods specified under such rules.

The audit committee’s responsibilities include:

●	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

●	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

●	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

●	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

●	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

●	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

●	recommending based upon the audit committee’s review and discussions with management and our independent registered public accounting firm whether our audited financial statements shall be included in our Annual Report on Form 10-K;

●	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

●	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

●	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

●	reviewing quarterly earnings releases.

Compensation Committee

                ,                 and                 will serve on the nominating and corporate governance committee, which will be chaired by                . Our board of directors has determined that                 is “independent” as defined in the applicable Nasdaq rules and each member is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act. We intend to comply with the applicable independent requirements for all members of the compensation committee within the time periods specified under such rules.

The compensation committee’s responsibilities include:

●	annually reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer;

●	evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining the compensation of our chief executive officer;

●	reviewing and approving the compensation of our other executive officers;

●	reviewing and establishing our overall management compensation, philosophy and policy;

●	overseeing and administering our compensation and similar plans;

●	evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq rules;

●	retaining and approving the compensation of any compensation advisors;

●	reviewing and making recommendations to our board of directors about our policies and procedures for the grant of equity-based awards;

●	evaluating and making recommendations to the board of directors about director compensation;

●	preparing the compensation committee report required by SEC rules, if and when required, to be included in our annual proxy statement; and

●	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters.

Nominating and Corporate Governance Committee

               ,                 and                 will serve on the nominating and corporate governance committee, which will be chaired by                . Our board of directors has determined that                 is “independent” as defined in the applicable Nasdaq rules. We intend to comply with the applicable independent requirements for all members of the nominating and corporate governance committee within the time periods specified under such rules.

The nominating and corporate governance committee’s responsibilities include:

●	developing and recommending to the board of directors criteria for board and committee membership;

●	establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders;

●	reviewing the size and composition of the board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us;

●	identifying individuals qualified to become members of the board of directors;

●	recommending to the board of directors the persons to be nominated for election as directors and to each of the board’s committees;

●	developing and recommending to the board of directors a code of business conduct and ethics and a set of corporate governance guidelines; and

●	overseeing the evaluation of our board of directors and management.

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics, effective upon the effectiveness of the registration statement of which this prospectus is a part, that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Following effectiveness, we will post a copy of our code of ethics, and intend to post amendments to this code, or any waivers of its requirements, on our company website.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is currently or has been within the past three years one of our officers or an employee. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Corporate Governance Guidelines

We have adopted corporate governance guidelines, effective upon the effectiveness of the registration statement of which this prospectus is a part, that serve as a flexible framework within which our board of directors and its committees operate. These guidelines will cover a number of areas including the size and composition of the board, board membership criteria and director qualifications, director responsibilities, board agenda, meetings of independent directors, committee responsibilities and assignments, board member access to management and independent advisors, director communications with third parties, director compensation, and management succession planning. A copy of our corporate governance guidelines will be available on our website at https://www.investors.perfectmoment.com upon completion of this offering.

Conflicts of Interest

We comply with applicable state law with respect to transactions (including business opportunities) involving potential conflicts. Applicable state corporate law requires that all transactions involving our company and any director or executive officer (or other entities with which they are affiliated) are subject to full disclosure and approval of the majority of the disinterested independent members of our board of directors, approval of the majority of our stockholders or the determination that the contract or transaction is intrinsically fair to us. More particularly, our policy is to have any related party transactions (i.e., transactions involving a director, an officer or an affiliate of our company) be approved solely by a majority of the disinterested independent directors serving on the board of directors.

Family Relationships

Max and Jane Gottschalk, our Chairman of the board of directors and our Creative Director and a member of our board of directors, respectively, are husband and wife. There are no other family relationships among any of the directors or executive officers.

Director Compensation

During the fiscal year ended March 31, 2021, we did not pay cash or equity-based compensation to any of our non-employee directors for service on our board of directors. We have reimbursed and will continue to reimburse all of our non-employee directors for their reasonable out-of-pocket expenses incurred in attending board of directors and committee meetings.

Negin Yeganegy, our President and Chief Executive Officer, did not receive any additional compensation for her service on the board of directors. Her compensation as a named executive officer is set forth below under “Executive Compensation—Summary Compensation Table.”

As of March 31, 2021, none of our non-employee directors held any outstanding option awards or other stock awards to purchase or to be issued our common stock.

Upon completion of this offering, we plan to implement a compensation plan for our non-employee directors, such that non-employee directors will receive an annual cash retainer and/or an annual grant of stock options. Our committee chairpersons will receive certain additional retainer fees. Our directors who are also our employees or officers will not receive any compensation specifically related to their activities as directors, other than reimbursement for expenses incurred in connection with their attendance at meetings.

Board compensation will be reviewed annually, and changes will be recommended by the compensation committee and approved by our board of directors.

Director Compensation Table

The following table discloses the cash fees and stock awards and total compensation earned, paid or awarded to each of our non-employee directors during the fiscal year ended March 31, 2021. Columns disclosing compensation under the headings “Option Awards,” “Non-Equity Incentive Plan Compensation,” and “Change in Pension Value and Nonqualified Deferred Compensation Earnings” are not included because no compensation in these categories was awarded to, earned by or paid to our non-employee directors in 2021. The dollar amounts shown are in U.S. dollars. The amounts originally in British pounds were converted to U.S. dollars for this table using the average of the average exchange rates for each fiscal month during the applicable fiscal year. Applying this formula to fiscal 2021, £1.00 was equal to $1.31.

Name	Fees Earned or Paid in Cash ($)	All Other Compensation ($)		Total ($)
Max Gottschalk	-	107,963	(1)	107,963
Jane Gottschalk	-	116,527	(2)	116,527

(1)	The amount reported in this column for Mr. Gottschalk represents consulting fees paid to him pursuant to the terms of his consulting agreement.

(2)	The amount reported in this column for Ms. Gottschalk represents $107,661 of consulting fees paid to her pursuant to the terms of her consulting agreement and $8,866 as a bonus.

Consulting Agreements

Max Gottschalk

We, through Perfect Moment Asia, are party to a consulting agreement with Max Gottschalk, dated May 15, 2019, which provides for a minimum six month term of service and continues until terminated in accordance with its terms, during which Mr. Gottschalk is entitled to receive £3,200 per month for services rendered to us. These amounts are in lieu of any other cash payments or equity awards Mr. Gottschalk may otherwise have been entitled to receive as a member of our board of directors.

Jane Gottschalk

We, through Perfect Moment Asia, are party to a consulting agreement with Jane Gottschalk, dated April 30, 2018, which provides for a minimum 12 month term of service and continues until terminated in accordance with its terms, during which Ms. Gottschalk is entitled to receive £5,000 per month for services rendered to us. These amounts are in lieu of any other cash payments or equity awards Ms. Gottschalk may otherwise have been entitled to receive as a member of our board of directors.

Executive Compensation

Pre-Share Exchange Executive Officers and Directors

Our directors and officers prior to the share exchange with PMA did not receive any cash or other compensation since the Company was incorporated on January 11, 2021. In addition, no retirement, pension, profit sharing, stock option or insurance programs or other similar programs were adopted by the Company for the benefit of its employees prior to the share exchange.

Named Executive Officers

Our named executive officer for the 2021 fiscal year set forth in this prospectus (the “Named Executive Officer”) is Negin Yeganegy.

Summary Compensation Table

The following table summarizes the compensation of our Named Executive Officer during the fiscal year ended March 31, 2021.

The dollar amounts shown are in U.S. dollars. The amounts originally in British pounds were converted to U.S. dollars for this table using the average of the average exchange rates for each fiscal month during the applicable fiscal year. Applying this formula to fiscal 2021, £1.00 was equal to $1.31.

Name and Principal Position	Fiscal Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)

Negin Yeganegy, President and CEO	2021	$239,338	-	-	-	-	$239,338

(1)	Reflects actual earnings for the 2021 fiscal year, which may differ from approved 2021 base salary due to start date.

Employment Agreements

Named Executive Officer

Negin Yeganegy

On April 14, 2020, Negin Yeganegy entered into a Contract of Employment with Perfect Moment Asia to serve as its Managing Director, commencing as of May 4, 2020.  In connection with and for the duration of her employment, Ms. Yeganegy will also serve as a member of its board of directors.  Pursuant to the terms of the agreement, as of May 4, 2021, Ms. Yeganegy is entitled to receive an annual base salary of £240,000 and is eligible to receive performance-based bonuses.

Either Ms. Yeganegy or Perfect Moment may terminate the agreement for any reason upon 3 months’ prior written notice.  Perfect Moment may also, in its sole discretion, terminate the agreement at any time and with immediate effect by paying Ms. Yeganegy an amount equal the base salary she would have been entitled to receive during the notice period.  In addition, Perfect Moment may terminate the agreement without notice for Ms. Yeganegy’s (a) serious or persistent breach of any terms of her employment (b) gross misconduct or any conduct tending to bring herself or Perfect Moment into disrepute or (c) dishonesty, whether relating to Perfect Moment, an employee, a customer or otherwise.

Ms. Yeganegy’s agreement provides that she will be subject to certain non-solicitation provisions relating to customers, suppliers and/or employees of Perfect Moment during her employment and for a 12 month period following the termination of her employment.

On August 24, 2021, the Board granted Ms. Yeganegy a stock option to purchase up to 340,862 shares of common stock at an exercise price of $0.01 per share. The option vests as follows: (i) 68,172 shares vested upon grant; (ii) 68,172 shares vest on July 1, 2022; (iii) 68,172 shares vest on July 1, 2023, (iv) 68,173 shares vest on July 1, 2024; (v) 68,173 shares vest on July 1, 2025. The option is exercisable until June 30, 2026.

Other Executive Officer

Cara Bell

On August 24, 2021, Cara Bell entered into a Contract of Employment with Perfect Moment UK to serve as its Chief Financial Officer, commencing as of September 13, 2021.  Pursuant to the terms of the agreement, Ms. Bell is entitled to receive an annual base salary of £225,000.  Ms. Bell is also eligible to receive performance-based bonuses at Perfect Moment’s discretion.

Either Ms. Bell or Perfect Moment may terminate the agreement for any reason upon 3 months’ prior written notice.  Perfect Moment may also, in its sole discretion, terminate the agreement at any time and with immediate effect by paying Ms. Bell an amount equal the base salary she would have been entitled to receive during the notice period.  In addition, Perfect Moment may terminate the agreement without notice for Ms. Bell’s (a) serious or persistent breach of any terms of her employment, (b) gross misconduct or any conduct tending to bring herself or Perfect Moment into disrepute or (c) dishonesty, whether relating to Perfect Moment, an employee, a customer or otherwise.

Ms. Bell’s agreement provides that she will not compete with Perfect Moment and will be subject to certain non-solicitation provisions relating to customers, suppliers and/or employees of Perfect Moment during her employment and for up to a 12 month period following the termination of her employment.

Our 2021 Equity Incentive Plan

Our board of directors and stockholders adopted our 2021 Equity Incentive Plan on August 24, 2021. Our 2021 Equity Incentive Plan (the “2021 Plan”) provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), to our employees and our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, stock appreciation rights, restricted stock, RSUs, performance units, and performance shares to our employees, directors, and consultants and our parent and subsidiary corporations’ employees and consultants. As of            2022, there were                 shares available for grant under the 2021 Plan.

Authorized Shares

Subject to the adjustment provisions of the 2021 Plan, and the automatic increase described in the 2021 Plan, the maximum aggregate number of shares of our common stock that may be issued under the 2021 Plan was 340,860, which was automatically increased by 250,000 on September 1, 2021 to 590,860 shares pursuant to the evergreen increase included in the 2021 Plan. Subject to the adjustment provisions of the 2021 Plan, the number of shares of our common stock available for issuance under the 2021 Plan also includes an annual increase on the first day of each fiscal year beginning with fiscal year 2022 and ending on (and including) our 2031 fiscal year, in an amount equal to the least of:

●	250,000 shares of our common stock; or

●	such number of shares of our common stock as the administrator may determine.

If an award granted under the 2021 Plan expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program or, with respect to restricted stock, RSUs, performance units, or performance shares, is forfeited to, or repurchased by, us due to failure to vest, then the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) which were subject thereto will become available for future grant or sale under the 2021 Plan (unless the 2021 Plan has terminated). With respect to stock appreciation rights, only the net shares actually issued will cease to be available under the 2021 Plan and all remaining shares under stock appreciation rights will remain available for future grant or sale under the 2021 Plan (unless the 2021 Plan has terminated). Shares that actually have been issued under the 2021 Plan under any award will not be returned to the 2021 Plan; provided, however, that if shares issued pursuant to awards of restricted stock, RSUs, performance shares, or performance units are repurchased or forfeited to us due to failure to vest, such shares will become available for future grant under the 2021 Plan. Shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award will become available for future grant or sale under the 2021 Plan. To the extent an award is paid out in cash rather than shares, the cash payment will not result in a reduction in the number of shares available for issuance under the 2021 Plan.

Plan Administration

Our board of directors or one or more committees appointed by our board of directors will administer the 2021 Plan. In addition, if we determine it is desirable to qualify transactions under the 2021 Plan as exempt under Rule 16b-3, such transactions will be structured with the intent that they satisfy the requirements for exemption under Rule 16b-3. Subject to the provisions of the 2021 Plan, the administrator has the power to administer the 2021 Plan and make all determinations deemed necessary or advisable for administering the 2021 Plan, including the power to determine the fair market value of our common stock, select the service providers to whom awards may be granted, determine the number of shares covered by each award, approve forms of award agreement for use under the 2021 Plan, determine the terms and conditions of awards (including the exercise price, the time or times when the awards may be exercised, any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any award or the shares relating thereto), construe and interpret the terms of the 2021 Plan and awards granted under it, prescribe, amend, and rescind rules and regulations relating to the 2021 Plan, including creating sub-plans, and modify or amend each award, including the discretionary authority to extend the post-termination exercisability period of awards (provided that no option or stock appreciation right will be extended past its original maximum term), temporarily suspend the exercisability of an award if the administrator deems such suspension to be necessary or appropriate for administrative purposes, and to allow a participant to defer the receipt of payment of cash or the delivery of shares that would otherwise be due to such participant under an award. The administrator may institute and determine the terms of an exchange program under which (i) outstanding awards are surrendered or cancelled in exchange for awards of the same type (which may have a higher or lower exercise price or different terms), awards of a different type and/or cash, (ii) participants would have the opportunity to transfer any outstanding awards to a financial institution or other person or entity selected by the administrator, and/or (iii) the exercise price of an outstanding award is increased or reduced. The administrator’s decisions, determinations, and interpretations are final and binding on all participants.

Stock Options

Stock options may be granted under the 2021 Plan in such amounts as the administrator will determine in accordance with the terms of the 2021 Plan. The exercise price of options granted under the 2021 Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an option will be stated in the award agreement, and in the case of an incentive stock option, may not exceed 10 years. With respect to any participant who owns stock representing more than 10% of the voting power of all classes of our outstanding stock, the term of an incentive stock option granted to such participant must not exceed five years and the exercise price must equal at least 110% of the fair market value on the date of grant. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares, or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. After a participant ceases to provide service as an employee, director, or consultant, he or she may exercise his or her option for the period of time stated in his or her award agreement. In the absence of a specified time in an award agreement, if the cessation of service is due to death or disability, the option will remain exercisable for 12 months. In all other cases, in the absence of a specified time in an award agreement, the option will remain exercisable for three months following the cessation of service. An option may not be exercised later than the expiration of its term. Subject to the provisions of the 2021 Plan, the administrator determines the other terms of options.

Stock Appreciation Rights

Stock appreciation rights may be granted under the 2021 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Stock appreciation rights will expire upon the date determined by the administrator and set forth in the award agreement. After a participant ceases to provide service as an employee, director, or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her award agreement. In the absence of a specified time in an award agreement, if cessation of service is due to death or disability, the stock appreciation rights will remain exercisable for 12 months. In all other cases, in the absence of a specified time in an award agreement, the stock appreciation rights will remain exercisable for three months following the cessation of service. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of the 2021 Plan, the administrator determines the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash, shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Restricted Stock

Restricted stock may be granted under the 2021 Plan. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator (if any). The administrator will determine the number of shares of restricted stock granted to any employee, director, or consultant and, subject to the provisions of the 2021 Plan, will determine any terms and conditions of such awards. The administrator may impose whatever conditions to vesting it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us); provided, however, that the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units

RSUs may be granted under the 2021 Plan. RSUs are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. Subject to the provisions of the 2021 Plan, the administrator determines the terms and conditions of RSUs, including the vesting criteria, and the form and timing of payment. The administrator may set vesting criteria based upon the achievement of company-wide, divisional, business unit, or individual goals (including continued employment or service), applicable federal or state securities laws, or any other basis determined by the administrator in its discretion. The administrator, in its sole discretion, may pay earned RSUs in the form of cash, in shares, or in some combination thereof. Notwithstanding the foregoing, the administrator, in its sole discretion, may reduce or waive any vesting criteria that must be met to receive a payout.

Performance Units and Performance Shares

Performance units and performance shares may be granted under the 2021 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish performance objectives or other vesting provisions in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. The administrator may set performance objectives based upon the achievement of company-wide, divisional, business unit, or individual goals (including continued employment or service), applicable federal or state securities laws, or any other basis determined by the administrator in its discretion. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance units or performance shares. Performance units will have an initial dollar value established by the administrator on or prior to the date of grant. Performance shares will have an initial value equal to the fair market value of our common stock on the date of grant. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares, or in some combination thereof.

Non-Employee Directors

The 2021 Plan provides that all outside (non-employee) directors will be eligible to receive all types of awards (except for incentive stock options) under the 2021 Plan. In order to provide a maximum limit on the awards that can be made to tour non-employee directors, the 2021 Plan provides that in any given fiscal year, a non-employee director may not be paid, issued, or granted equity awards (including awards issued under the 2021 Plan) with an aggregate value (the value of which will be based on their grant date fair value determined in accordance with U.S. generally accepted accounting principles) and any other compensation (including without limitation any cash retainers or fees) that, in the aggregate, exceed $500,000 (excluding awards or other compensation paid or provided to him or her as a consultant or employee). The maximum limits do not reflect the intended size of any potential grants or a commitment to make grants to our outside directors under the 2021 Plan in the future.

Non-Transferability of Awards

Unless the administrator provides otherwise, the 2021 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime. If the administrator makes an award transferable, such award will contain such additional terms and conditions as the administrator deems appropriate.

Certain Adjustments

In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the 2021 Plan, the administrator will adjust the number and class of shares that may be delivered under the 2021 Plan and/or the number, class, and price of shares covered by each outstanding award, and the numerical share limits set forth in the 2021 Plan.

Dissolution or Liquidation

In the event of our proposed dissolution or liquidation, the administrator will notify participants as soon as practicable prior to the effective date of such proposed transaction and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control

The 2021 Plan provides that in the event of our merger with or into another corporation or entity or a change in control (as defined in the 2021 Plan), each outstanding award will be treated as the administrator determines, including, without limitation, that (i) awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof) with appropriate adjustments as to the number and kind of shares and prices, (ii) upon written notice to a participant, that the participant’s awards will terminate upon or immediately prior to the consummation of such merger or change in control, (iii) outstanding awards will vest and become exercisable, realizable, or payable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon consummation of such merger or change in control and, to the extent the administrator determines, terminate upon or immediately prior to the effectiveness of such merger or change in control, (iv) (A) the termination of an award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise of such award or realization of the participant’s rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the administrator determines in good faith that no amount would have been attained upon the exercise of such award or realization of the participant’s rights, then such award may be terminated by us without payment), or (B) the replacement of such award with other rights or property selected by the administrator in its sole discretion, or (v) any combination of the foregoing. The administrator will not be obligated to treat similarly all awards, all awards a participant holds, all awards of the same type, or all portions of awards.

In the event that the successor corporation does not assume or substitute for the award (or portions thereof), the participant will fully vest in and have the right to exercise all of his or her outstanding options and stock appreciations rights (or portions thereof) that is not assumed or substituted for, all restrictions on restricted stock, RSUs, performance shares, and performance units (or portions thereof) not assumed or substituted for will lapse, and, with respect to such awards with performance-based vesting (or portions thereof) not assumed or substituted for, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met, in all cases, unless specifically provided otherwise under the applicable award agreement or other written agreement between the participant and us or any parent or subsidiary. Additionally, in the event an option or stock appreciation right (or portions thereof) is not assumed or substituted for in the event of a merger or change in control, the administrator will notify each participant in writing or electronically that the option or stock appreciation right (or its applicable portion), as applicable, will be exercisable for a period of time determined by the administrator in its sole discretion, and the option or stock appreciation right (or its applicable portion), as applicable, will terminate upon the expiration of such period.

With respect to awards granted to an outside director, in the event of a change in control, the outside director’s options and stock appreciation rights, if any, will vest fully and become immediately exercisable, all restrictions on his or her restricted stock and RSUs will lapse, and, with respect to awards with performance-based vesting, all performance goals or other vesting requirements for his or her performance shares and units will be deemed achieved at 100% of target levels and all other terms and conditions met, in all cases, unless specifically provided otherwise under the applicable award agreement or other written agreement between the participant and us or any parent or subsidiary.

Clawback

Awards will be subject to any company clawback policy and the administrator also may specify in an award agreement that the participant’s rights, payments, and benefits with respect to an award will be subject to reduction, cancellation, forfeiture, recoupment, reimbursement, or reacquisition upon the occurrence of certain specified events. The administrator may require a participant to forfeit, return, or reimburse us all or a portion of the award and any amounts paid under the award pursuant to the terms of the clawback policy or applicable laws.

Amendment; Termination

The administrator has the authority to amend, alter, suspend, or terminate the 2021 Plan provided such action does not materially impair the existing rights of any participant. The 2021 Plan automatically will terminate in 2031, unless terminated sooner.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We intend to apply for the listing of our common stock on the Nasdaq Capital Market, therefore, our determination of the independence of directors is being made using the definition of “independent” contained in the listing standards of Nasdaq. On the basis of information solicited from each director, the board has unanimously determined that                 is independent within the meaning of such rules.

SEC regulations define the related person transactions that require disclosure to include any transaction, arrangement or relationship in which the amount involved exceeds the lesser of $120,000 or one percent of the average of the Company’s total assets at year-end for the last two completed fiscal years ($68,130) in which we were or are to be a participant and in which a related person had or will have a direct or indirect material interest. A related person is: (i) an executive officer, director or director nominee of the company, (ii) a beneficial owner of more than 5% of our common stock, (iii) an immediate family member of an executive officer, director or director nominee or beneficial owner of more than 5% of our common stock, or (iv) any entity that is owned or controlled by any of the foregoing persons or in which any of the foregoing persons has a substantial ownership interest or control.

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” the following is a description of all related person transactions that occurred during the period from January 1, 2018 through the present (the “Reporting Period”).

On the December 27, 2019 share warrants were issued to a Company controlled by one of our directors with a total value of $0.03 million.

From June 2020 through March 2021, the Company engaged Deliberate Software Limited as a supplier to Perfect Moment UK for IT services amounting to $0.73 million for the year ended March 31, 2021 (of which $0.22 million is in accounts payable on the Consolidated Balance Sheets and unpaid as at March 31, 2021). A director of Deliberate Software Limited is an immediate family member of one of our directors.

From April 2020 through March 2021, the Company engaged Jing Holdings as a supplier and assisted with the PML purchase of contractor services amounting to $0.06 million and $0.08 million for the years ended March 31, 2021 and 2020, respectively. Jane Gottschalk is a director of Jing Holdings and also serves on our board.

On June 30, 2020, share options were issued to an immediate family member of one of our directors with a total value of $1.36 million.

On November 1, 2020, share options were issued to a Company controlled by one of our directors with a total value of $1.82 million.

On March 15, 2021, we entered into a convertible debt obligation agreement with various investors, including an immediate family member of a director. The portion of the loan from the related party amounted to $0.20 million. The convertible debt obligation of $6.03 million remains outstanding at March 31, 2021.

On March 15, 2021, Perfect Moment Asia engaged in a share for share exchange with the Company, creating Perfect Moment Limited as the ultimate parent Company for Perfect Moment Limited (“PML”) globally. Shareholders of PMA received an equivalent number of shares in PML. Shares in PMA (both common and preference) before the share for share transaction held a par value of $1. As a result of the transaction, 5,323,782 new shares in PML Series A Convertible Preferred Stock with a $0.0001 par value and 1,994,496 shares in PML Common Stock with a par value of $0.0001 were issued to existing PMA shareholders. Within the 1,994,496 of PML shares are former PMA share options that converted from PMA share options to PML shares on the date of the share for share exchange. These former PMA share options are shown on the March 31, 2021 Statement of Changes in Shareholders Equity’ as issuance of 500,666 common shares.

Finally, the shareholder loan balances outstanding as of March 31, 2021 and 2020, were $0.68 million and $3.96 million, respectively.

On March 11, 2021, we entered into a consulting agreement with Lucius Partners LLC (“Lucius”). Members and managers and/or officers of Lucius are also principals and/or officers of Laidlaw & Company (UK) Ltd. (“Laidlaw”), the representative of the underwriters in the primary offering under the IPO Prospectus. Under the terms of the agreement, Lucius has provided and will provide to us consulting, advisory and related services. The agreement has a term ending on the earlier of the closing of an underwritten initial public offering (“IPO”) or twelve months from its date. As compensation for services rendered or to be rendered, at the time of execution of the agreement ,we issued to Lucius 700,000 shares of our common stock. In the event that the IPO offering price is less than $5.00 per share, upon closing of the IPO we will issue additional shares of common stock to Lucius so that the total value of the shares originally issued and such additional shares will be $3,500,000 at the IPO price per share. Until March 31, 2022, if we, prior to the consummation of the IPO, sell our equity or equity convertible securities at a purchase price per share or conversion price per share that is less than $5.00 per share of common stock, then an equivalent adjustment to the consultant’s shares will be made. Notwithstanding the foregoing, in the event (i) the IPO, (ii) another going-public transaction (such as a SPAC merger, “APO,” direct listing, etc.) or (iii) an “M&A Transaction” as defined therein is not consummated by March 31, 2022, for any reason, we will cancel, and the consultant will forfeit and surrender 350,000 of its shares. We agreed to register for resale the shares issued to the consultant in the registration statement for the IPO.

Laidlaw acted as introducing broker for the Notes and was paid a cash fee of 10% of funds raised from investors in the Notes introduced by it and was reimbursed $60,000 of fees and expenses, including legal fees, in connection with its role.

Review, Approval or Ratification of Transactions with Related Parties

Our board of directors reviews and approves transactions with directors, officers and holders of five percent or more of our voting securities and their affiliates, each a related party. Prior to this offering, the material facts as to the related party’s relationship or interest in the transaction are disclosed to our board of directors prior to their consideration of such transaction, and the transaction is not considered approved by our board of directors unless a majority of the directors who are not interested in the transaction approve the transaction. Further, when stockholders are entitled to vote on a transaction with a related party, the material facts of the related party’s relationship or interest in the transaction are disclosed to the stockholders, who must approve the transaction in good faith.

In connection with this offering, we adopted a written related party transactions policy that such transactions must be approved by our audit committee or another independent body of our board of directors.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of , 2022 for:

●	each person, or group of affiliated persons, known to us to beneficially own more than 5% of our common stock;

●	each of our directors;

●	each of our named executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership of our common stock is determined under the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or of which a person has a right to acquire ownership at any time within 60 days of the date of this prospectus. Except as indicated by footnote, and subject to applicable community property laws, we believe the persons identified in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

In the following table, percentage ownership prior to this offering is based on        shares of our common stock outstanding as of         , 2022, assuming (i) conversion of all outstanding shares of Series A convertible preferred stock into an aggregate of 5,323,782 shares of our common stock and (ii) conversion of all outstanding Notes into an aggregate of             shares of our common stock. Percentage ownership after this offering is based on shares of common stock issued and outstanding immediately after the closing of the primary offering and assumes that none of the beneficial owners named below purchases shares in this offering. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options or other convertible securities held by that person or entity that are currently exercisable or releasable or that will become exercisable or releasable within 60 days of         , 2022. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each of the following persons is 209, Canalot Studios, 222 Kensal Rd, London W10 5BN, United Kingdom, and each such person has sole voting and investment power with respect to the shares set forth opposite his, her or its name.

Name of Beneficial Owner	Shares Beneficially Owned Prior to Offering	Percentage Beneficially Owned Prior to Offering		Percentage Beneficially Owned After Offering (No Exercise of Over- Allotment Option)		Percentage Beneficially Owned After Offering (With Full Exercise of Over- Allotment Option)

Named Executive Officers and Directors:
Max Gottschalk(1)	3,670,603		%		%		%
Negin Yeganegy(2)	68,172		%		%		%
Jane Gottschalk(3)	3,670,603		%		%		%
All directors and executive officers as a group ( persons)(4)			%		%		%

Other 5% Stockholders:
Mark Tompkins(5)	1,040,000		%		%		%
Lucius Partners, LLC(6)	700,000		%		%		%

(1)	Consists of (i) 855,150 shares of common stock held of record by Fermain Limited (“Fermain”); (ii) 2,624,341 shares of common stock issuable upon the conversion of shares of Series A convertible preferred stock held of record by Fermain; (iii) 171,466 shares of common stock held of record by Joachim Gottschalk & Associates Ltd. (“J. Gottschalk & Associates”); and (iv) 19,646 shares of common stock issuable upon the conversion of shares of Series A convertible preferred stock immediately prior to the initial public offering held of record by J. Gottschalk & Associates. The Porchester Trust (“Porchester”) is the 100% owner of Ferman and Cannon Corporate Services (Guernsey) Limited is the Trustee of Porchester and takes direction from Mr. Gottschalk as a beneficiary and, therefore, is deemed to have shared voting and investment power over the securities held by Fermain. The Gottschalk Family Trust (the “Family Trust”) is the 100% owner of J. Gottschalk & Associates and Credit Suisse Trust Limited is the Trustee of the Family Trust and takes direction from Mr. Gottschalk as a beneficiary and, therefore, is deemed to have shared voting and investment power over the securities held by JGA. Mr. Cain has voting and investment power over the securities held by JGA, but no pecuniary interest in these securities.

(2)	Consists of 68,172 shares of common stock issuable upon the exercise of stock options exercisable within 60 days of , 2022.

(3)	Consists of (i) 855,150 shares of common stock held of record by Fermain; (ii) 2,624,341 shares of common stock issuable upon the conversion of shares of Series A convertible preferred stock held of record by Fermain; (iii) 171,466 shares of common stock held of record by Joachim Gottschalk & Associates; and (iv) 19,646 shares of common stock issuable upon the conversion of shares of Series A convertible preferred stock immediately prior to the initial public offering held of record by J. Gottschalk & Associates, which shares are beneficially owned by Ms. Gottschalk’s spouse, Max Gottschalk.

(4)	Consists of (i) 1,026,616 shares of common stock; (ii) 2,643,987 shares of common stock issuable upon the conversion of shares of Series A convertible preferred stock immediately prior to the initial public offering; and (iii) 68,172 shares of common stock issuable upon the exercise of stock options exercisable within 60 days of , 2022.

(5)	The address of Mr. Tompkins is App 1, Via Guidino 23, 6900 Lugano-Paradiso, Switzerland.

(6)	The natural person having voting or investment control over the shares held by such entity is Matthew D. Eitner, Managing Member of the entity. The address of such entity is 12 E. 49th St., 11th Floor, New York, NY 10017. Members and managers and/or officers of Lucius Partners LLC are also principals and/or officers of Laidlaw & Company (UK) Ltd., the representative of the underwriters in the primary offering under the IPO Prospectus.

DESCRIPTION OF SECURITIES

The following descriptions are summaries of the material terms of our amended and restated certificate of incorporation, which will be effective upon the closing of this offering and amended and restated bylaws, which will be effective upon the effectiveness of the registration statement of which this prospectus is a part. The descriptions of the common stock and Series A convertible preferred stock give effect to changes to our capital structure that will occur immediately prior to the completion of this offering. We refer in this section to our amended and restated certificate of incorporation as our certificate of incorporation, and we refer to our amended and restated bylaws as our bylaws.

General

Upon completion of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share, all of which shares of preferred stock will be undesignated.

As of                , 2022,                shares of our common stock were outstanding and held by                 stockholders of record. This amount assumes the conversion of all outstanding shares of our Series A convertible preferred stock into common stock, which will occur immediately prior to the closing of this offering.

Common Stock

The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. The holders of our common stock do not have any cumulative voting rights. Holders of our common stock are entitled to receive ratably any dividends declared by the board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred stock. Our common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions.

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding preferred stock.

Preferred Stock

Immediately prior to the completion of this offering, all outstanding shares of our Series A convertible preferred stock will be converted into shares of our common stock. Upon the consummation of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of our common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. We currently have no plans to issue additional shares of preferred stock.

Senior Subordinated Secured Convertible Notes

On March 15, 2021, pursuant to a securities purchase agreement, the company issued and sold senior subordinated secured convertible promissory notes (the “Notes”) to accredited investors in the aggregate principal amount of $6,004,320. The Notes bear interest at the rate of 8% per annum and are due one year from the issuance date (the “Maturity Date”). The Notes provide that the principal and all accrued and unpaid interest on the Notes will automatically convert upon the closing of this primary offering into shares of common stock at a conversion rate equal to eighty percent (80%) of the initial public offering (“IPO”) price per share. The obligations under the Notes are secured by the company’s assets; the security interest will be released upon conversion of the Notes.

2021 Equity Incentive Plan

An aggregate of       shares of common stock are reserved for issuance under our 2021 Equity Incentive Plan. As of        2022, there are       shares of common stock available for future awards under the 2021 Equity Incentive Plan. See “Management— Our 2021 Equity Incentive Plan” above for more information.

Registration Rights

We are party to certain agreements that provide that certain holders of our capital stock have certain registration rights, as set forth below. The registration of shares of our common stock by the exercise of registration rights described below would enable the holders to sell these securities without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts and commissions, of the shares registered by the demand, and piggyback registrations described below. Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include.

Demand Registration Rights

We agreed to register an aggregate of 1,900,000 shares of our common stock to the extent we include any of our common stock for resale in a registration statement. We are registering the resale of such shares of common stock by the Selling Stockholders pursuant to this registration statement. The holders of such shares are also entitled to certain demand registration rights to the extent such shares are not registered for resale, which rights expire on March 31, 2025.

Piggyback Registration Rights

We have agreed to issue to the underwriters warrants to purchase up to a total of            shares of commons stock (5% of the shares of common stock sold in this offering) in connection with this primary offering. In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of these warrants will be entitled to certain piggyback registration rights allowing such holders to include the shares underlying the warrants in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, subject to certain exceptions, the holders of these shares are entitled to notice of the registration and have the right to include their shares in the registration, subject to limitations that the underwriters may impose on the number of shares included in the offering.

Share Adjustment Rights

We have granted rights to six holders of our common stock to be issued additional shares of common stock if the initial public offering price per share is less than $5.00, or if we sell our equity or equity securities before the initial public offering at the purchase price per share or conversion price per share that is less than $5.00.

Anti-Takeover Effects of Provisions of Our Charter Documents

Our certificate of incorporation provides that certain amendments of our certificate of incorporation and amendments by our stockholders of our bylaws require the approval of at least 66 and 2/3% of the voting power of all of our outstanding stock. These provisions could discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company and could delay changes in management.

Our certificate of incorporation also provides that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, any action asserting a claim arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws or any action asserting a claim that is governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein and the claim not being one which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery or for which the Court of Chancery does not have subject matter jurisdiction. This forum selection provision may limit our stockholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and our directors, officers, employees and agents even though an action, if successful, might benefit our stockholders.

Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors. At an annual meeting, stockholders may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors. Stockholders may also consider a proposal or nomination by a person who was a stockholder at the time of giving notice and at the time of the meeting, who is entitled to vote at the meeting and who has complied with the notice requirements of our bylaws in all respects. The bylaws do not give our board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting of our stockholders. However, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Our bylaws provide that a special meeting of our stockholders may be called only by our Secretary and at the direction of our board of directors by resolution adopted by a majority of our board of directors. Because our stockholders do not have the right to call a special meeting, a stockholder could not force stockholder consideration of a proposal over the opposition of our board of directors by calling a special meeting of stockholders prior to such time as a majority of our board of directors, the chairperson of our board of directors, the president or the chief executive officer believed the matter should be considered or until the next annual meeting provided that the requestor met the notice requirements. The restriction on the ability of stockholders to call a special meeting means that a proposal to replace our board of directors also could be delayed until the next annual meeting.

Our bylaws do not allow our stockholders to act by written consent without a meeting. Without the availability of stockholder action by written consent, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a stockholders’ meeting.

Anti-Takeover Effects of Delaware Law

We are subject to the provisions of Section 203 of the DGCL, or Section 203. Under Section 203, we would generally be prohibited from engaging in any business combination with any interested stockholder for a period of three years following the time that this stockholder became an interested stockholder unless:

●	prior to this time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

●	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers, and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●	at or subsequent to such time, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 and 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Under Section 203, a “business combination” includes:

●	any merger or consolidation involving the corporation and the interested stockholder;

●	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

●	any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, subject to limited exceptions;

●	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Transfer Agent and Registrar

Our transfer agent and registrar is VStock Transfer, LLC, 18 Lafeyette Place, Woodmere, New York 11593.

Listing

We intend to apply to list our common stock on the Nasdaq Capital Market under the symbol “PMNT.” There can be no assurance that our application to list our shares of common stock will be approved by the Nasdaq Capital Market.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock, or securities or instruments convertible into shares of our common stock, in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock prevailing from time to time. Furthermore, because there will be limits on the number of shares available for resale shortly after the primary offering concludes, due to the contractual and legal restrictions described below, there may be resales of substantial amounts of our common stock in the public market after those restrictions lapse. This could adversely affect the market price of our common stock prevailing at that time.

Upon the completion of the primary offering, a total of                 shares of our common stock (                shares if the underwriters exercise their option to purchase additional shares in full) will be outstanding. This number excludes any issuance of an aggregate of additional shares of common stock that could occur in connection with the conversion of our outstanding convertible promissory notes, options and warrants.

All shares of common stock sold in this offering by us will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act. Shares of our common stock not sold in this offering are “restricted securities” within the meaning of Rule 144, and would be tradable only if they are sold pursuant to an effective registration statement filed under the Securities Act, or if they qualify for an exemption from registration, including under Rule 144.

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months, in the event we have been a reporting company under the Exchange Act for at least 90 days, would be entitled to sell such securities, provided that such person is not deemed to be an affiliate of ours at the time of sale or to have been an affiliate of ours at any time during the three months preceding the sale. A person who is an affiliate of ours at such time would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of shares that does not exceed the greater of the following:

●	1% of the number of shares of our Common Stock then outstanding; or

●	the average weekly trading volume of our Common Stock during the four calendar weeks preceding the filing by such person with the SEC of a notice on Form 144 with respect to the sale; and

●	provided that, in each case, we have been subject to the periodic reporting requirements of the Exchange Act for at least 90 days before the sale. Persons relying on Rule 144 to transact in our Common Stock must also comply with the manner of sale, notice and other provisions of Rule 144, to the extent applicable.

Rule 701

In general, Rule 701 allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of ours during the immediately preceding 90 days to sell those shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Persons relying on Rule 701 to transact in our Common Stock, however, are required to wait until 90 days after the date of this prospectus before selling shares pursuant to Rule 701.

Lock-Up Agreements

We and all of our directors and officers have entered into lock-up agreements with respect to the disposition of their shares. See “Underwriting” for additional information.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, and does not address foreign, state, and local consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances, nor does it address U.S. federal tax consequences (such as gift and estate taxes) other than income taxes. This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the alternative minimum tax, the special tax accounting rules under Section 451(b) of the Code, and the Medicare contribution tax on net investment income. Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Code, such as financial institutions, insurance companies, tax-exempt organizations, broker-dealers and traders in securities, U.S. expatriates, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, corporations organized outside of the United States, any state thereof or the District of Columbia that are nonetheless treated as U.S. taxpayers for U.S. federal income tax purposes, persons that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment or other risk reduction strategy, persons who acquire our common stock through the exercise of an option or otherwise as compensation, “qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds, partnerships and other pass-through entities or arrangements, and investors in such pass-through entities or arrangements. Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local, and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and Treasury Regulations, rulings, and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked, or modified, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the U.S. Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This discussion is for informational purposes only and is not tax advice. Persons considering the purchase of our common stock pursuant to this offering should consult their own tax advisors concerning the U.S. federal income, estate, and other tax consequences of acquiring, owning, and disposing of our common stock in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction, including any state, local, or foreign tax consequences.

For the purposes of this discussion, a “Non-U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of common stock that is neither a U.S. Holder, nor a partnership (or other entity treated as a partnership for U.S. federal income tax purposes regardless of its place of organization or formation). A “U.S. Holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes any of the following:

●	an individual who is a citizen or resident of the United States;

●	a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Distributions

Distributions, if any, made on our common stock to a Non-U.S. Holder to the extent made out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) generally will constitute dividends for U.S. tax purposes and will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, subject to the discussions below regarding effectively connected income, backup withholding, and foreign accounts. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us with a properly executed IRS Form W-8BEN (in the case of individuals) or IRS Form W-8BEN-E (in the case of entities), or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. This certification must be provided to us and/or our paying agent prior to the payment of dividends and must be updated periodically. In the case of a Non-U.S. Holder that is an entity, Treasury Regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent will then be required to provide certification to us and/or our paying agent, either directly or through other intermediaries. If a Non-U.S. Holder is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty and such Non-U.S. Holder does not timely file the required certification, such Non-U.S. Holder may be able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to us (or, if stock is held through a financial institution or other agent, to such agent). In general, such effectively connected dividends will be subject to U.S. federal income tax, on a net income basis at the regular rates applicable to U.S. residents. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments. Non-U.S. Holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

To the extent distributions on our common stock, if any, exceed our current and accumulated earnings and profits, they will first reduce the Non-U.S. Holder’s adjusted basis in our common stock, but not below zero, and then will be treated as gain to the extent of any excess amount distributed, and taxed in the same manner as gain realized from a sale or other disposition of common stock as described in the next section.

Gain on Disposition of Our Common Stock

Subject to the discussions below regarding backup withholding and foreign accounts, a Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other taxable disposition of our common stock unless (1) the gain is effectively connected with a trade or business of such holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States), (2) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (3) we are or have been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such holder’s holding period in our common stock. In general, we would be a United States real property holding corporation if our interests in U.S. real property comprise (by fair market value) at least half of our worldwide real property interests and our other assets used or held for use in a trade or business. We believe that we are not, and do not anticipate becoming, a United States real property holding corporation. Even if we are treated as a United States real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (a) the Non-U.S. Holder owned, directly, indirectly and constructively, no more than 5% of our common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the holder’s holding period and (b) our common stock is regularly traded on an established securities market, as defined in applicable Treasury Regulations. There can be no assurance that our common stock will qualify as regularly traded on an established securities market. If a Non-U.S. Holder’s gain on disposition of our common stock is taxable because we are a United States real property holding corporation and such Non-U.S. Holder’s ownership of our common stock exceeds 5%, such Non-U.S. Holder will be taxed on such disposition generally in the manner as gain that is effectively connected with the conduct of a U.S. trade or business (subject to the provisions under an applicable income tax treaty), except that the branch profits tax generally will not apply to a corporate Non-U.S. Holder.

Non-U.S. Holders described in (1) above will be required to pay tax on the net gain derived from the sale at regular U.S. federal income tax rates, and corporate Non-U.S. Holders described in (1) above may be subject to the additional branch profits tax on such gain at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Gain described in (2) above will be subject to U.S. federal income tax at a flat 30% rate or such lower rate as may be specified by an applicable income tax treaty, which gain may be offset by certain U.S.-source capital losses (even though a Non-U.S. Holder is not considered a resident of the United States), provided that the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

Information Reporting Requirements and Backup Withholding

Generally, we must report information to the IRS with respect to any distributions we pay on our common stock (even if the payments are exempt from withholding), including the amount of any such distributions, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder to whom any such distributions are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Distributions paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. backup withholding. U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E, or IRS Form W-ECI, or otherwise establishes an exemption. Notwithstanding the foregoing, backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.

U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of any broker, U.S. or foreign, except that information reporting and such requirements may be avoided if the holder provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E or otherwise meets documentary evidence requirements for establishing non-U.S. person status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be credited against the tax liability of persons subject to backup withholding, provided that the required information is timely furnished to the IRS.

Foreign Accounts

Sections 1471 through 1474 of the Code (commonly referred to as FATCA) impose a U.S. federal withholding tax of 30% on certain payments to a foreign financial institution (as specifically defined by applicable rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). FATCA also generally imposes a federal withholding tax of 30% on certain payments to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding substantial direct and indirect U.S. owners of the entity. An intergovernmental agreement between the United States and an applicable foreign country may modify those requirements. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules.

FATCA withholding currently applies to payments of dividends, if any, on our common stock and, subject to the proposed Treasury Regulations described in this paragraph, generally also would apply to payments of gross proceeds from the sale or other disposition of our common stock. The U.S. Treasury Department released proposed regulations which, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a disposition of our common stock. In its preamble to such proposed regulations, the U.S. Treasury Department stated that taxpayers may generally rely on the proposed regulations until final regulations are issued. Non-U.S. holders are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY RECENT OR PROPOSED CHANGE IN APPLICABLE LAW.

UNDERWRITING

Prior to this offering, there has been no public market for our common stock. We intend to apply to have our common stock approved for listing on the Nasdaq Capital Market, or Nasdaq, under the symbol “PMNT.” If the application is approved, trading of our common stock on Nasdaq is expected to begin following this prospectus being declared effective by the SEC.

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Laidlaw & Company (UK) Ltd. is acting as the representative, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Laidlaw & Company (UK) Ltd.

Total:

The underwriters and the representative are collectively referred to as the “underwriters” and the “representative,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representative.

Over-Allotment Option

We have granted to the underwriters an option, exercisable for 45 days from the date of this prospectus, to purchase up to        additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. In determining the initial public offering price, we and the underwriters have considered a number of factors including:

●	the information set forth in this prospectus and otherwise available to the underwriters;

●	our prospects and the history and prospects for the industry in which we compete;

●	an assessment of our management;

●	our prospects for future earnings;

●	the general condition of the securities markets at the time of this offering;

●	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

●	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for shares of our common stock, or that the shares will trade in the public market at or above the initial public offering price.

The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

Discount, Commissions and Expenses

The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us(1)	$	$	$
Proceeds, before expenses, to us	$	$	$

(1)	Consists of an underwriting commission of 8.0% of the gross proceeds raising in the primary offering.

We will pay for all reasonable out of pocket expenses incurred in connection with this engagement, including fees and expenses relating to background checks of the company’s officers and directors (not to exceed $10,000 in the aggregate) and legal fees (not to exceed $175,000) and disbursements, all of which expenses will not exceed $205,000 in the aggregate in the event of a closing of this primary offering and a maximum of $50,000 in the event that there is not a closing of this primary offering. The underwriters will not be entitled to any amount of the offering fee or the reimbursable expenses determined by FINRA to be in violation of FINRA Rule 5110.

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $ .

Right of First Refusal

We have granted to the representative the right of first refusal to act as exclusive financial advisor and investment banker on any public underwriting or private placement of equity securities of the company, until twelve (12) months after completion of this offering.

Underwriters Warrants

We have agreed to issue to the underwriters warrants to purchase up to a total of             shares of commons stock (5% of the shares of common stock sold in this offering). The warrants are exercisable at $                   per share (120% of the public offering price) commencing on a date which is six months year from the effective date of the offering under this prospectus and expiring on a date which is no more than five (5) years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(G). The warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. The underwriters (or their permitted assignees under the Rule) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will it engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from effectiveness. In addition, the warrants provide for registration rights upon request, in certain cases. We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. However, the warrant exercise price or underlying shares will not be adjusted for issuances of shares of common stock at a price below the warrant exercise price.

Discretionary Accounts

The underwriters do not intend to confirm sales of the securities offered hereby to any accounts over which they have discretionary authority.

Lock-Up Agreements

Pursuant to certain “lock-up” agreements, we, our executive officers, directors and holders of substantially all of our common stock and securities exercisable for or convertible into our common stock outstanding immediately upon the closing of this offering, have agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic risk of ownership of, directly or indirectly, engage in any short selling of any common stock or securities convertible into or exchangeable or exercisable for any common stock, whether currently owned or subsequently acquired, without the prior written consent of the representative, for a period of 180 days from the date of effectiveness of the offering.

We, all directors and officers and the holders of substantially all of our outstanding common stock and securities convertible into or exercisable or exchangeable for common stock are subject to lock-up agreements with the underwriters agreeing that, without the prior written consent of the, we and they will not, during the period ending 180 days after the date of this prospectus (the “restricted period”):

●	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

●	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

●	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of the representative on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions in the immediately preceding paragraph do not apply to our directors, officers or holders of our outstanding common stock or other securities in certain circumstances, including the (i) transfers of our common stock acquired in open market transactions after the completion of this offering; (ii) transfers of our common stock as bona fide gifts, by will, to an immediate family member or to certain trusts provided that no filing under Section 16(a) of the Exchange Act would be required or voluntarily made; (iii) distributions of our common stock to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate, or to an entity controlled or managed by an affiliate provided that no filing under Section 16(a) of the Exchange Act would be required or voluntarily made; (iv) distributions of our common stock to the stockholders, partners or members of such holders provided that no filing under Section 16(a) of the Exchange Act would be required or voluntarily made; (v) the exercise of options, settlement of restricted stock units or other equity awards granted under a stock incentive plan or other equity award plan described in this prospectus, or the exercise of warrants outstanding described in this prospectus; (vi) transfers of our common stock to us for the net exercise of options, settlement of restricted stock units or warrants granted pursuant to our equity incentive plans or to cover tax withholding for grants pursuant to our equity incentive plans; (vii) the establishment by such holders of trading plans under Rule 10b5-1 under the Exchange Act provided that such plan does not provide for the transfer of common stock during the restricted period; (viii) transfers of our common stock pursuant to a domestic order, divorce settlement or other court order; (ix) transfers of our common stock to us pursuant to any right to repurchase or any right of first refusal we may have over such shares; (x) conversion of our outstanding securities into common stock in connection with the closing of this offering; and (xi) transfers of our common stock pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by our board of directors.

Certain of these exceptions are subject to a requirement that the transferee enter into a lock-up agreement with the underwriters containing similar restrictions.

The representative may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Electronic Offer, Sale and Distribution of Shares

A prospectus in electronic format may be made available on the websites maintained by the underwriters, if any, participating in this offering and the underwriters participating in this offering may distribute prospectuses electronically. The underwriters may agree to allocate a number of shares for sale to its online brokerage account holders. Internet distributions will be allocated by the underwriter that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriter in its capacity as underwriters, and should not be relied upon by investors.

Other Relationships

The underwriters and their respective affiliates may, in the future provide various investment banking, commercial banking and other financial services for us and our affiliates for which they have received, and may in the future receive, customary fees. However, except as disclosed in this prospectus, we have no present arrangements with the underwriters for any further services.

LEGAL MATTERS

Certain legal matters with respect to the validity of the securities being offered by this prospectus will be passed upon by Mitchell Silberberg & Knupp LLP, Los Angeles, California. Sichenzia Ross Ference LLP is representing the underwriters in this offering. As of the date of this prospectus, Mitchell Silberberg & Knupp LLP owns 75,000 shares of common stock of the Company and Sichenzia Ross Reference LLP and its attorneys own an aggregate of 10,000 shares of common stock of the Company.

EXPERTS

The Company’s consolidated financial statements appearing elsewhere in this prospectus have been included herein in reliance upon the report, which includes an explanatory paragraph as to our ability to continue as a going concern, of CohnReznick LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of CohnReznick LLP as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock covered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and our common stock, we refer you to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance, we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. The SEC maintains a website that contains reports, proxy, and information statements, and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

Immediately upon the effectiveness of the registration statement of which this prospectus forms a part, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the website of the SEC referred to above. We also maintain a website at www.perfectmoment.com. Upon the effectiveness of the registration statement of which this prospectus forms a part, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The inclusion of our website address in this prospectus is an inactive textual reference only. The information contained in or accessible through our website is not part of this prospectus or the registration statement of which this prospectus forms a part, and investors should not rely on such information in making a decision to purchase shares of our common stock.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Perfect Moment Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Perfect Moment Limited (the “Company”) as of March 31, 2021 and 2020, and the related consolidated statements of operations and comprehensive loss, shareholders’ equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that Perfect Moment Limited will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations, has an accumulated deficit, has negative operating cash flows, and has $6 million of current debt that raise substantial doubt about its ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2021.

/s/ CohnReznick LLP

New York, New York

February 15, 2022

PERFECT MOMENT LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share and per share data)

	March 31, 2021	March 31, 2020
Assets
Current assets:
Cash and cash equivalents	$6,075	$1,040
Accounts receivable	235	250
Inventories	2,406	1,920
Tax receivable	233	20
Prepaid and other current assets	247	279
Total current assets	9,196	3,509
Non-current assets:
Intangible assets	16	7
Property, plant and equipment	692	86
Operating lease right of use asset	102	-
Other non-current assets	7	10
Total non-current assets	817	103
Total Assets	$10,013	$3,612

Liabilities and Shareholders’ Equity (Deficit)
Current liabilities:
Trade payables	$835	$564
Shareholder loans	682	3,962
Convertible debt obligations, net of deferred finance costs	5,217	-
Accrued expenses	796	393
Operating lease obligations, current portion	82	-
Unearned revenue	26	43
Bank loans	-	277
Total current liabilities	7,638	5,239
Non-current liabilities:
Operating lease obligations, long-term portion	20	-
Total non-current liabilities	20	-
Shareholders’ equity (deficit):
Series A convertible preference shares; $0.0001 par value; 10,000,000 shares authorized: 5,323,782 and 0 shares issued and outstanding as of March 31, 2021 and 2020, respectively	1	-
Class A common shares; $0.0001 par value; 100,000,000 shares authorized; 2,234,496 shares and 1,493,830 shares issued and outstanding as of March 31, 2021 and 2020, respectively	-	-
Additional paid-in capital	19,860	9,349
Accumulated other comprehensive income (loss)	(389)	3
Accumulated deficit	(17,117)	(10,979)
Total shareholders’ equity (deficit)	2,355	(1,627)
Total Liabilities and Shareholders’ Equity (Deficit)	$10,013	$3,612

See accompanying notes to consolidated financial statements.

PERFECT MOMENT LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in thousands, except share and per share data)

	Years ended
	March 31, 2021	March 31, 2020
Revenue
Product sales	$9,689	$10,330
Other revenue	48	247
Total revenue	9,737	10,577
Cost of goods sold	6,791	6,952
Gross profit	2,946	3,625
Operating expenses
General and administrative expenses	9,052	6,568
Depreciation and amortization	110	25
Bad debt expense	94	100
Loss from operations	(6,310)	(3,068)
Interest expense	(237)	(213)
Foreign currency transactions gains and (losses)	610	(126)
Other income (expense), net	(201)	3
Loss before income taxes	(6,138)	(3,404)
Income tax benefit (expense)	-	-
Net loss	(6,138)	(3,404)
Other comprehensive loss
Foreign currency translation adjustment	(392)	(110)
Comprehensive loss	$(6,530)	$(3,514)

Basic and diluted loss per share	$(4.02)	$(2.32)
Basic and diluted weighted-average number of shares outstanding	1,528,327	1,466,238

See accompanying notes to consolidated financial statements.

PERFECT MOMENT LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

Years ended March 31, 2021 and 2020

(Amounts in thousands, except share data)

						Accumulated		Total
	Preference Shares		Common Shares		Additional	Other		Shareholders’
	Series A Convertible		Class A		Paid-in	Comprehensive	Accumulated	Equity
	Shares	Amount	Shares	Amount	Capital	Income (Loss)	Deficit	(Deficit)
Balance - March 31, 2019	-	$-	1,463,404	$-	$8,775	$113	$(7,575)	$1,313
Issuance of common shares	-	-	30,426	-	284	-	-	284
Stock compensation expense	-	-	-	-	256	-	-	256
Warrant expense	-	-	-	-	34	-	-	34
Foreign currency translation adjustment	-	-	-	-	-	(110)	-	(110)
Net loss	-	-	-	-	-	-	(3,404)	(3,404)
Balance - March 31, 2020	-	$-	1,493,830	$-	$9,349	$3	$(10,979)	$(1,627)

Balance - March 31, 2020	-	$-	1,493,830	$-	$9,349	$3	$(10,979)	$(1,627)
Issuance of preference shares	5,323,782	1	-	-	7,140	-	-	7,141
Stock compensation expense	-	-	-	-	3,196	-	-	3,196
Issuance of new shares in PML for consultants	-	-	240,000	-	840	-	-	840
Deferred offering costs associated with equity issued to consultants	-	-	-	-	(665)	-	-	(665)
Issuance of common shares	-	-	500,666	-	-	-	-	-
Foreign currency translation adjustment	-	-	-		-	(392)	-	(392)
Net loss	-	-	-	-	-	-	(6,138)	(6,138)
Balance - March 31, 2021	5,323,782	$1	2,234,496	$-	$19,860	$(389)	$(17,117)	$2,355

See accompanying notes to consolidated financial statements.

PERFECT MOMENT LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in thousands)

	Years ended
	March 31, 2021	March 31, 2020
Cash Flows from Operating Activities:
Net loss	$(6,138)	$(3,404)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	110	25
Bad debt expense	67	(106)
Unrealized foreign exchange (loss) gain	(572)	129
Stock compensation expense	3,196	290
Preferred shares provided for marketing expense	113	-
Loss on sale of property, plant and equipment	29	-
Right of use asset lease cost	47	-
Amortization of deferred financing costs	35	-
Changes in operating assets and liabilities:
Accounts receivable	(14)	77
Inventories	(275)	(552)
Prepaid expenses and other assets	58	(106)
Operating lease right of use asset cost	(97)	-
Trade payables	242	374
Accrued expenses	400	350
Tax receivable	(211)	(27)
Unearned revenue	(36)	18
Net cash used in operating activities	(3,046)	(2,932)
Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(725)	(74)
Additions to intangible assets	(9)	-
Net cash used in investing activities	(734)	(74)
Cash Flows from Financing Activities:
Repayments of bank loans	(300)	(60)
Proceeds from issuance of preference shares	3,527	-
Proceeds from convertible debt obligations less transaction costs	5,338	-
Proceeds from (repayments of) shareholder loans	(32)	1,983
Proceeds from bank loans	-	243
Net cash provided by financing activities	8,533	2,166
Effect of exchange rate changes on cash	282	(54)
Net change in cash and cash equivalents	4,753	(840)
Cash and cash equivalents - beginning of the year	1,040	1,934
Cash and cash equivalents - end of the year	6,075	1,040

See accompanying notes to consolidated financial statements.

PERFECT MOMENT LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in thousands)

Supplemental Disclosure of Cash Flow Information

(In Thousands)	Years ended
	March 31, 2021	March 31, 2020
Supplemental Disclosure of Cash items
Cash paid for interest	$79	$77
Convertible debt transaction costs	666	-
Supplemental Disclosure of Non Cash Operating Activities
ROU asset acquired through operating leases	149	-
Supplemental Disclosure of Non Cash Financing Activities
Shareholder loan coverted to preference shares	3,500	-
Accrued interest converted to shareholder loan	245	-
Accrued interest on the convertible debt obligations	21	-
Deferred offering costs related to consultant stock compensation	665	-

See accompanying notes to consolidated financial statements

PERFECT MOMENT LIMITED

NOTE 1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Nature of operations

Perfect Moment Limited, a Delaware corporation (“Perfect Moment” or “PML” and, together with its subsidiaries unless the context otherwise requires, the “Company”), is an owner and operator of an online fashion marketplace that offers ski, surf, and activewear collections. The Company’s collections are sold directly to customers through e-commerce, sales to wholesale accounts, and through other sales partnerships.

On March 15, 2021, Perfect Moment Asia (“PMA”) engaged in a share for share exchange with the Company, creating PML as the ultimate parent Company for PML globally. On 21 December 2021, the Company raised $7.14 million Preference Share Capital. Prior to the share for share exchange PMA had 687 common Share Capital and 2,448 Preference Share capital issued and outstanding with a par value of $1. As part of the share for share exchange existing PMA shareholders’ equity was exchanged for an equivalent amount of share capital in PML. As a result of the transaction, 5,323,782 new shares in PML Series A Convertible Preferred Stock with a $0.0001 par value and 1,994,496 shares in PML Common Stock with a par value of $0.0001 were issued to existing PMA shareholders. Within the 1,994,496 of PML shares are former PMA share options that converted from PMA share options to PML shares on the date of the share for share exchange. These former PMA share options are shown on the Consolidated Statements of Shareholders’ Equity (Deficit) as issuance of 500,666 common shares. The purpose of this transaction was primarily to establish a PML holding Company through which to facilitate an Initial Public Offering (IPO). To enable comparability of reporting periods the Consolidated Statements of Shareholders’ Equity (Deficit) have been changed to present PMA equity movements (until March 14, 2021) as if they were PML equity movements thereby showing the financial statements as they would appear had the reverse acquisition occurred at the beginning of the first accounting period presented.

Going concern

The accompanying Consolidated Financial Statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the ordinary course of business. Through March 31, 2021, the Company has funded its operations with share proceeds from the issuance of preferred and common shares of stock and proceeds from borrowings under its existing loan agreements (see note 8). The Company has incurred recurring losses, including a net loss of $6.14 million for the year ended March 31, 2021. As of March 31, 2021, the Company had an accumulated deficit of $17.12 million.

These factors raise substantial doubt about the Company’s ability to continue as a going concern.

Management’s plans to alleviate the conditions that raise substantial doubt include:

●	Exploring additional sources of funding

●	Taking out short-term loans to help fund potential shortfalls in cash at key times of the year

●	Extending repayment dates on shareholder loans

●	Closely monitoring the collection of debts

The Company’s ability to continue as a going concern for 12 months from the date these financial statements were available to be issued is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts mentioned above. The accompanying Consolidated Financial Statements do not include any adjustments as a result of this uncertainty.

In March 2021, the Company entered into a convertible debt obligation arrangement whereby immediately after the closing of the share exchange, the Company completed a convertible debt obligation financing (see note 8).

COVID-19 pandemic

The outbreak of a novel strain of coronavirus (“COVID-19”) was declared a global pandemic by the World Health Organization in March 2020, and caused governments and public health officials to impose restrictions and to recommend precautions to mitigate the spread of the virus.

In response to the COVID-19 pandemic, the Company received funding under the Coronavirus Job Retention Scheme for its UK employees, (“CJRS grant”) and the ESS Subsidy in Hong Kong for its Hong Kong employees. Under these policies, the Company was able to claim some of its employees’ wages if they have been put on furlough or flexible furlough because of the pandemic. During fiscal year 2021, the Company recognized payroll subsidies for its global employees totaling $0.08 million comprised of $0.07 million related to Hong Kong operations and $0.01 million comprised of UK operations. These subsidies were recorded in other expense, net.

The extent to which COVID-19 continues to impact the Company’s operations, and in turn, its operating results and financial position will depend on future developments, which are highly uncertain and cannot be predicted. Continued proliferation of the virus, or resurgence, may result in further or prolonged closures of the Company’s wholesaler locations and distribution centers, interrupt the Company’s supply chain, and reduce discretionary spending. Such factors could result in the need for an increased provision against the carrying value of the Company’s inventories. Due to the impact of the COVID-19 pandemic on retailers, the Company recorded a returns provision against receivables due from wholesale customers in March 2021 of $0.10 million.

Basis of presentation

The Consolidated Financial Statements have been presented in U.S. dollars and are prepared in accordance with United States generally accepted accounting principles (“GAAP”).

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The Consolidated Financial Statements include the accounts of Perfect Moment Limited and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated. Consolidated Financial Statements are prepared using uniform accounting policies for like transactions and other events and conditions in similar circumstances. Where necessary, adjustments are made to the financial statements of subsidiaries to align their accounting policies with GAAP. The financial statements of the Company and of its subsidiaries used in the preparation of the Consolidated Financial Statements are prepared as of the same reporting date.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank balances, and short-term deposits with original maturities of three months or less. The Company has not experienced any losses related to these balances, and management believes the Company’s credit risk to be minimal.

Accounts receivable

Accounts receivable primarily arise out of sales to wholesale accounts. The allowance for doubtful accounts represents management’s best estimate of probable credit losses in accounts receivable using the incurred loss methodology. Receivables are written off against the allowance when management believes that it is probable the amount receivable will not be recovered. Additionally, the Company records higher allowances in the first and third quarters following its peak sales seasons after the Company determines it to be probable that it will not collect the related receivables. As of March 31, 2021 and 2020, the Company recorded $0.15 million and $0.10 million in allowances for doubtful accounts, respectively. Accounts Receivable as of March 31, 2021 and 2020 were $0.24 million and $0.25 million, respectively.

Inventories

Inventories, consisting of finished goods, inventories in transit, and raw materials, are initially recognized at cost and subsequently measured at the lower of cost and net realizable value. Cost is determined on first-in, first-out basis and is comprised of all costs of purchases, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

The Company periodically reviews its inventories and makes a provision as necessary to appropriately value goods that are obsolete, have quality issues, or are damaged. The amount of the provision is equal to the difference between the cost of the inventory and its net realizable value based upon assumptions about product quality, damages, future demand, selling prices, and market conditions. If changes in market conditions result in reductions in the estimated net realizable value of its inventory below its previous estimate, the Company would increase its provision in the period in which it made such a determination.

In addition, the Company provides for inventory shrinkage based on historical trends from actual physical inventory counts. Inventory shrinkage estimates are made to reduce the inventory value for lost or stolen items. The Company performs physical inventory counts and cycle counts throughout the year and adjusts the shrinkage reserve accordingly.

Intangible assets

Intangible assets are measured at initial recognition at cost and subsequently measured at cost less accumulated amortization and accumulated impairment losses, if any. Acquired finite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives and are reviewed for impairment when events or circumstances indicate that the asset group to which the intangible assets belong might be impaired. The Company revises the estimated remaining useful life of these assets when events or changes in circumstances warrant a revision. If the Company revises the useful life, the unamortized balance is amortized over the remaining useful life on a prospective basis.

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Cost comprises of purchase price, conversion cost and estimated cost of dismantling and restoration. Expenditure such as repairs and maintenance, overhaul costs and borrowing costs are normally charged to profit or loss when they are incurred. Expenditures resulting in increases in the future economic benefits of the property, plant and equipment are capitalized. Direct internal and external costs related to technology projects such as software used for internal purposes which are incurred during the application development stage or for upgrades that add functionality are capitalized. All other costs related to internal use software are expensed as incurred.

The residual values and useful lives of the property, plant and equipment are reviewed when there are indications that the residual value or useful life of an asset has significantly changed following the end of the previous reporting period. If necessary, the residual value, depreciation method or useful life of that asset is amended prospectively to reflect the new expectation. The following estimated useful lives are used for the depreciation of property, plant and equipment:

	Useful Life	Method
Furniture and Fixtures	5 years	Straight-line
Office Equipment	3-5 years	Straight-line
Leasehold Improvements	5 years	Straight-line
Technology Projects	3 years	Straight-line
Computer Equipment	3 years	Straight-line

Impairment of long-lived assets

Long-lived assets, including intangible assets with finite lives, right-of-use assets and property, plant and equipment, held for use are evaluated for impairment when the occurrence of events or a change in circumstances indicates that the carrying value of the assets may not be recoverable as measured by comparing their carrying value to the estimated undiscounted future cash flows generated by their use and eventual disposition. Impaired assets are recorded at fair value, determined principally by discounting the future cash flows expected from their use and eventual disposition. Reductions in asset values resulting from impairment valuations are recognized in income in the period that the impairment is determined.

Leased property

At lease commencement, which is generally when the Company takes possession of the asset, the Company records a lease liability and corresponding right-of-use asset. Lease liabilities represent the present value of minimum lease payments over the expected lease term, which includes options to extend or terminate the lease when it is reasonably certain those options will be exercised. The present value of the lease liability is determined using the Company’s incremental borrowing rate as of lease commencement.

Minimum lease payments include base rent, fixed escalation of rental payments, and rental payments that are adjusted periodically depending on a rate or index. Non-lease components are generally services that the lessor performs for the Company associated with the leased asset, such as common area maintenance.

Right-of-use assets represent the right to control the use of the leased asset during the lease and are initially recognized in an amount equal to the lease liability. In addition, prepaid rent, initial direct costs, and adjustments for lease incentives are components of the right-of-use asset. Over the lease term, the lease expense is amortized on a straight-line basis beginning on the lease commencement date.

A right-of-use asset and lease liability are not recognized for leases with an initial term of 12 months or less, and the lease expense is recognized on a straight-line basis over the lease term. As of March 31, 2021, the Company has four material property leases, which are all accounted for as operating leases under ASC 842. As of March 31, 2020 the Company had no material property leases.

Short-term leases of the Company are accounted for under the short-term lease practical expedient of ASC 842.

Revenue recognition

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606). The ASU and all subsequently issued clarifying ASUs replaced most of the existing revenue recognition guidance in GAAP. The ASU also required expanded disclosures relating to the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The Company adopted the new standard effective April 1, 2020, the first day of the Company’s fiscal year, using the full retrospective method. As part of the adoption of the ASU, the Company elected to use the following transition practical expedients: (i) to exclude disclosures of transaction prices allocated to remaining performance obligations when the Company expects to recognize such revenue for all periods prior to the date of initial application of the ASU; (ii) the Company has reflected the aggregate of all contract modifications that occurred prior to the date of initial application when identifying the satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price; and (iii) shipping or handling activities to transfer the goods to the customer are treated as a cost of sale rather than as a revenue element in contracts for a promised good.

The majority of the Company’s revenue is recognized at a point in time based on the transfer of control. In addition, the majority of the Company’s contracts do not contain variable consideration and contract modifications are generally minimal. For these reasons, there is not a significant impact as a result of electing these transition practical expedients.

The adoption required the Company to record an adjustment of $0.26 million for consignment sales in the year ended March 31, 2020 to one wholesale customer, which had previously been recorded as revenue upon shipment to the consignor. As a result of this ASU, the Company only records revenue when the consigned inventory is sold by the wholesaler to the third-party customer. The majority of the Company’s revenue arrangements generally consist of a single performance obligation to transfer promised goods. Based on the Company’s evaluation process and review of its contracts with customers, the timing and amount of revenue recognized previously is consistent with how revenue is recognized under the new standard.

Net revenue is comprised of direct-to-consumer net revenue through the Company’s website, and net revenue related to wholesalers and other partners. All revenue is reported net of markdowns, discounts, sales taxes collected from customers on behalf of taxing authorities, and returns.

Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the Company’s customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance.

For direct-to-consumer revenue the Company receives payment before the customer receives the promised goods. These payments are initially recorded as deferred revenue and actual revenue is recognized upon dispatch from the fulfillment center. Sales to wholesale accounts are recognized when the customer has control which will depend on the agreed upon International Commercial Terms (“inco-terms”).

Revenue is presented net of an allowance for expected returns, where contracts include the right of return.

The Company issues merchant credit, which are essentially refund credits. The merchant credits are initially deferred and subsequently recognized as revenue when tendered for payment. For the years ended March 31, 2021 and 2020, net revenues recognized on merchant credit balances were $0.02 million and $0, respectively.

Additionally, the Company’s business is significantly affected by the pattern of seasonality common to most retail apparel businesses. Historically, the Company has recognized a significant portion of its operating revenue in the fourth fiscal quarter of each year as a result of increased net revenue during the ski season.

Cost of goods sold

Cost of goods sold includes the cost of purchased merchandise, which includes acquisition and production costs including raw material and labor as applicable; the cost incurred to deliver inventory to the Company’s third-party distribution centers including freight, non-refundable taxes, duty, and other landing costs; the service fees of the Company’s third-party distribution centers; and shrinkage and inventory provision expense. For the years ended March 31, 2021 and 2020, cost of goods sold was $6.79 million and $6.95 million, respectively.

Selling, general and administrative expenses

Selling, general and administrative expenses consist of all operating costs not otherwise included in cost of goods sold, bad debt expense, intangible asset amortization, or fixed asset depreciation. The Company’s selling, general and administrative expenses include the costs of corporate and retail employee wages and benefits, professional fees, marketing, information technology, human resources, accounting, legal, and corporate facility and occupancy costs. For the years ended March 31, 2021 and 2020, selling general, and administrative expenses were $9.05 million and $6.57 million.

Income taxes

The Company follows the liability method with respect to accounting for income taxes. Deferred income tax assets and liabilities are determined based on the temporary differences between the carrying amounts and the tax basis of assets and liabilities, and for tax losses, tax credit carryforwards, and other tax attributes. Deferred income tax assets and liabilities are measured using enacted tax rates, for the appropriate tax jurisdiction, that are expected to be in effect when these differences are anticipated to reverse.

Deferred income tax assets are reduced by a valuation allowance, if based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The evaluation as to the likelihood of realizing the benefit of a deferred income tax asset is based on the timing of scheduled reversals of deferred tax liabilities, taxable income forecasts, and tax-planning strategies. The recognition of a deferred income tax asset is based upon several assumptions and forecasts, including current and anticipated taxable income, the utilization of previously unrealized non-operating loss carryforwards, and regulatory reviews of tax filings.

The Company evaluates its tax filing positions and recognizes the largest amount of tax benefit that is considered more likely than not to be sustained upon examination by the relevant taxing authorities based on the technical merits of the position. This determination requires the use of significant judgment. Income tax expense is adjusted in the period in which an uncertain tax position is effectively settled, the statute of limitations expires, facts or circumstances change, tax laws change, or new information becomes available. The Company’s policy is to recognize interest expense and penalties related to income tax matters separately as an income or expense item.

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are made using a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value:

●	Level 1 - defined as observable inputs such as quoted prices in active markets;

●	Level 2 - defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

●	Level 3 - defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The fair value measurement is categorized in its entirety by reference to its lowest level of significant input.

The Company records cash, accounts receivable and accounts payable at cost. The carrying values of these instruments approximate their fair value due to their short-term maturities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.

Foreign currency

The functional currency for each entity included in these Consolidated Financial Statements that is domiciled outside of the United States is generally the applicable local currency. Assets and liabilities of each foreign entity are translated into U.S. dollars at the exchange rate in effect on the balance sheet date. Net revenue and expenses are translated at a spot rate or weighted average if a close approximation, in effect during the period. Unrealized translation gains and losses are recorded as a foreign currency translation adjustment, which is included in other comprehensive income or loss, which is a component of accumulated other comprehensive income or loss included in shareholders’ equity. As of March 31, 2021 and 2020, the Company’s foreign currency translation adjustment balances were $(0.39) million and $(0.11) million, respectively.

Foreign currency transactions denominated in a currency other than an entity’s functional currency are remeasured into the functional currency with any resulting gains and losses recognized in other income (expense), except for gains and losses arising on intercompany foreign currency transactions that are of a long-term investment nature, which are recorded as a foreign currency translation adjustment in other comprehensive income or loss.

Concentration of credit risk

Accounts receivable are primarily from e-commerce sales directly to customers, wholesale accounts, and from third-party platforms. The Company generally does not require collateral to support the accounts receivable; however, the Company may require some new customers to provide a percentage of the payment for goods prior to delivery of the goods as part of onboarding new clients. The accounts receivable are net of an allowance for doubtful accounts, which is established based on management’s assessment of the credit risk of the underlying accounts.

Stock-based compensation

The Company is authorized to grant options, warrants, and share units to officers and key employees of the Company and its subsidiaries and to non-employee directors and consultants. The equity plans are intended to help the Company attract and retain directors, officers, other key executives and employees and is also intended to provide incentives and rewards relating to the Company’s business plans to encourage such persons to devote themselves to the business of the Company.

The Company also granted share awards to non-employee consultants in exchange for the provision of services relating to the prospective IPO (see note 10).

Employee benefits

Salaries, annual bonuses, paid annual leave and other leave, contributions to defined contribution retirement plans and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are measured at their present value.

The Company operates a number of defined contribution plans under mandatory provident fund plans. The Company pays contributions to the independent administrators on a mandatory basis and has no further payment obligations once they are paid. These contributions are recognized as employee benefit expense when they are incurred. Pension costs for the years ended March 31, 2021 and 2020 were $0.04 million and $0.04 million, respectively.

Loss per share

Loss per share is calculated using the weighted-average number of common shares outstanding during the period.

Diluted loss per share is calculated by dividing net income available to common shareholders for the period by the diluted weighted-average number of shares outstanding during the period. Diluted loss per share reflects the potential dilution from, preference shares, common shares issuable through stock options, convertible securities and warrants using the treasury stock method. Preference shares have a liquidity preference over common shares in a change of control transaction and receive capital ahead of common shares on winding up of the Company. As there was a loss in the years ended March 31 2021 and 2020, basic and diluted weighted-average shares are the same in the loss per share calculation, in accordance with ASC 260-10-45-20.

Segment reporting

ASC Topic 280, “Disclosures about Segments of an Enterprise and Related Information,” establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports issued to stockholders. Management has determined that the Company operates in one business segment, product sales.

Geographic concentration

Although we are organized fundamentally as one business segment the Company’s revenues are primarily split between three geographic areas: the US, Europe and the UK. Customers in these regions are served by our leadership and production and operations teams in the UK and Hong Kong.

In the year ended March 31, 2021: total net revenues attributable to the US totalled $3.85 million, compared to $3.78 million in the year ended March 31, 2020; total net revenues attributable to Europe totalled $3.27 million compared to $2.81 million in the year ended March 31, 2020; and total net revenues attributable to the UK totalled $1.54 million compared to $2.32 million in the year ended March 31, 2020. The remaining revenue in the year ended March 31, 2021 of $1.07 million and in the year ended March 31, 2020 of $1.67 million is attributable to revenues from countries in the Middle East, Asia Pacific and North America and South America.

The long-lived assets of the Company primarily relate to property, plant and equipment, intangible assets and operating lease right-of-use assets in the UK and Hong Kong. Total long-lived assets were $0.09 million in Hong Kong and $0.73 million in the UK as of March 31, 2021. As of March 31, 2020, total long-lived assets relate to $0.01 million long-lived assets in the UK; long-lived assets in Hong Kong were not significant.

Supplier concentration

In the years ended March 31, 2021 and 2020, the largest single supplier of manufactured goods produced 41% of the Company’s products. In the years ended March 31, 2021 and 2020, the largest fabric supplier produced 86% and 51%, respectively, of the fabric used to manufacture the Company’s products.

Use of estimates

The preparation of financial statements in conformity with GAAP in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of net revenue and expenses during the reporting period. Actual results could differ from those estimates.

Recently adopted accounting pronouncements

In February 2016, FASB issued ASC 842, Leases (“ASC 842”) to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Under the new guidance, lessees are required to recognize a lease liability, which represents the discounted obligation to make future minimum lease payments, and a corresponding right-of-use asset on the balance sheet. The Company adopted ASC 842 on April 1, 2020, using the amended transition methodology which does not require comparative periods to be recast under new leasing guidance. Rather, a reporting entity would:

●	Initially apply the new leasing requirements at the effective date for open lease contracts as of that date, and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption;

●	Continue to report comparative periods presented in the financial statements in the period of adoption under old leasing guidance (ASC 840); and

●	Provide the required disclosures under ASC 840 for all periods presented under ASC 840.

The primary financial statement impact upon adoption was the recognition, on a discounted basis, of the Company’s minimum payments under noncancelable operating leases as right-of-use assets and obligations on the Consolidated Balance Sheets. As of March 31, 2021, right-of-use assets and lease liabilities were $0.10 million, and $0.10 million, respectively.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326) (“ASU 2016-13”) and subsequently issued additional guidance on this topic.  The new guidance eliminates the probable recognition threshold and broadens the information to consider past events, current conditions and forecasted information in estimating credit losses. The Company qualifies as a Smaller Reporting Company and as such, ASU 2016-13 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company’s assessment has shown that this amendment will not have a material impact on its financial statements.

Additionally, ASU No. 2014-09, Revenue from Customers (Topic 606) (“ASU 2014-09”), became effective for the year beginning April 1, 2020.  The Company reviewed its contracts using the five-step revenue recognition model and recorded an adjustment for consignment sales to one wholesale customer, which had previously been recorded as revenue upon shipment to the consignor. This resulted in a reduction in revenue and an increased returns provision of $0.03 million. As a result of this ASU, the Company only records revenue when the consigned inventory is sold by the wholesaler to the third-party customer. The Company adopted the new standard using the full retrospective approach.

Recently issued accounting pronouncements

ASUs recently issued not listed below were assessed and determined to be either not applicable or are expected to have minimal impact on the Consolidated Financial Position or Results of Operations.

In December 2019, the FASB issued guidance on ASC 740, Income Taxes. The amendments in this update simplify the accounting for income taxes by removing certain exceptions to the general principles in ASC 740. The amendments also improve consistent application and simplify GAAP for other areas of this topic by clarifying and amending existing guidance. The new standard will be effective beginning April 1, 2022. The Company does not expect the adoption of ASU 2019-12 to have a material impact on its financial position of operations upon adoption.

NOTE 3. INVENTORIES

Inventories are initially measured at cost and subsequently measured at the lower of cost or net realizable value. Cost is determined on a first-in, first-out basis. The following table details the primary categories for the periods presented:

	March 31,
	2021	2020
	(In Thousands)
Finished goods	$1,990	$1,786
Raw materials	411	134
Goods in transit	5	-
Total	$2,406	$1,920

Third-party services are used to warehouse and distribute inventory. Per the terms of one third-party service contract, a lien may be placed on the Company’s inventory if the Company fails to make a payment for services within 30 days from the date the third-party supplier notifies the Company of an outstanding payment. The warehouse services paid by the Company to the third-party supplier had an average monthly cost to the Company of $0.18 million in the years ended March 31, 2021 and 2020.

NOTE 4. PREPAID AND OTHER CURRENT ASSETS

Amounts recorded in prepaid and other current assets are expected to be realized within one year. The following table describes the major items for the periods presented:

	March 31,
	2021	2020
	(In Thousands)
Deposits and prepayments	$142	$210
Trade deposits paid	49	49
Other receivables	56	20
Total	$247	$279

NOTE 5. PROPERTY PLANT AND EQUIPMENT

	March 31,
	2021	2020
	(In Thousands)
Furniture and fixtures	$176	$176
Leasehold improvement	35	58
Computer equipment	58	25
Technology projects	716	-
Office equipment	33	43
Property and equipment, gross	$1,008	$302
Accumulated depreciation	(326)	(216)
Property and equipment, net	$692	$86

Depreciation expense related to property, plant and equipment was $0.11 million and $0.03 million for the years ended March 31, 2021 and 2020, respectively.

NOTE 6. INTANGIBLE ASSETS

The carrying value of intangible assets, and their estimated remaining useful lives as of March 31, 2021 and 2020 were as follows:

	March 31,
	2021	2020
	(In Thousands)
Intangible assets, gross	$19	$8
Accumulated amortization	(3)	(1)
Intangible assets, net	$16	$7

Estimated Amortization Expense Year Ended March 31	$ (In Thousands)
2022	1
2023	2
2024	2
2025	2
2026	2

The Company’s intangible assets are comprised of five trademarks acquired in 2019 and 2020. The amortization of each trademark is calculated using the straight-line method over the license period of 10 years. Amortization expense was $1.49 thousand and $5.74 thousand in March 2021 and March 2020, respectively.

NOTE 7. ACCRUED EXPENSES

	March 31,
	2021	2020
	(In Thousands)
Accrued expenses	$520	$360
Pension liabilities	2	1
Merchant credit cards	16	-
Returns provisions	258	32
Total other accrued liabilities	$796	$393

Total returns provisions as at March 31, 2021 is $0.26 million (March 31, 2020 is $0.03 million) is comprised of returns due from wholesale customers and returns provisions from direct-to-consumer customers.

NOTE 8. OTHER BORROWINGS

	March 31,
	2021	2020
	(In Thousands)
Bank Loan	$-	$277
Convertible Debt Obligations	6,025	-
Deferred Finance Costs	(808)	-
Shareholder Loans	682	3,962
Total	$5,899	$4,239

The outstanding bank loan balance as of March 31 2020 relates to a trade finance facility extended on goods for which a letter of credit has been issued to the Company’s suppliers by HSBC with a maximum limit of $3.15 million (maximum limited of trade finance facility has increased to $4.15 million on June 16, 2021, (see note 17). The debt related to the trade finance facility does not become the Company’s responsibility until the Company receives the manufactured clothing goods from suppliers. For drawings in HKD, the interest rate equals the HIBOR plus 3%, and for drawings in USD, the interest rate equals the LIBOR plus 3%. The remaining drawn finance facility was repaid in April 2020. The trade finance facility is secured on the assets and personal guarantee of a director and shareholder of the Company.

In March 2021, the Company entered into an arrangement whereby immediately after the closing of the share exchange, the Company completed a convertible debt financing, secured by a security interest in certain assets of the Company, for gross proceeds of $6.00 million at an 8% interest rate to provide working capital for its operations. Upon the closing of an IPO, the debt financing shall be convertible into the Company’s common stock at a conversion price equal to 80% of the public offering price of the Company’s common stock in the IPO. The debt financing term started on March 15, 2021, with a mandatory redemption date of March 15, 2022, if not converted in connection with an IPO. The Company’s convertible debt obligation is secured by a security interest the assets of Perfect Moment Limited and its subsidiaries. The debt obligation is junior to any bank debt the company has. As of March 31, 2021, the convertible debt obligation was $5.22 million, made up of gross proceeds of $6.00 million and accrued interest of $0.02 million less $0.80 million of deferred debt issuance costs.

In the year ended March 31, 2021, the overall reduction in shareholder loans of $3.28 million was driven by the conversion of $3.50 million shareholder loans to preference shares, offset by new shareholder loans of $0.55 million and the repayment of a shareholder loan of $0.33 million.

NOTE 9. STOCK-BASED COMPENSATION

The Company is authorized to grant options, warrants, and common shares to officers and key employees of the Company and its subsidiaries and to non-employee directors and consultants. The equity plans are intended to help the Company attract and retain directors, officers, other key executives and employees and are also intended to provide incentives and rewards relating to the Company’s business plans to encourage such persons to devote themselves to the business of the Company.

Stock Options and Warrants

During the year ended March 31, 2020 there were grants of 33,704 warrants and no grants of stock options. There was an expense of $0.03 million related to warrants issued in prior periods and an expense of $0.29 million for stock options issued in prior period. The Company had no significant unrecognized compensation costs related to non-vested stock options as March 31, 2021 and 2020, respectively.

In the year ended March 31, 2021, non-employee stock compensation relates to options with a total expense of $3.19 million, made up of a $0.02 million transaction (related to 77,192 share options issued in prior periods), a transaction of $0.58 million (168,706 share options); and two further transactions with related parties (see note 16) of $1.82 million (182,287 share options) and $0.78 million (224,941 share options).

The Company records stock-based awards (options and warrants) at fair value as of the grant date, using the Black Scholes option pricing model and accounting for them under ASC Topic 718, Compensation – Stock Compensation. The fair value of stock options and warrants granted during the years ended March 31, 2021 and 2020 was estimated using the following range of assumptions:

	March 31,
	2021	2020
Weighted average grant date fair value of stock options (2021) and Warrants (2020) granted during the period	$0.89	$9.20
Expected term	1.8 to 2 years	2.5 years
Expected volatility	55% to 60%	65.00%
Risk-free interest rate	0.14%	0.17%
Dividend yield	0.00%	0.00%

The inputs into the Black Scholes option pricing model are subjective and generally requires significant judgement:

Fair value of common and preference shares —The fair value of the shares of common and preference stock has historically been determined by the Company’s management using external advisors as there was no public market for the common stock. The fair value of our common and preference stock is obtained by considering a number of objective and subjective factors, including: the valuation of comparable companies, sales of preferred stock to unrelated third parties, our projected operating and financial performance, the lack of liquidity of common and preference stock and general and industry specific economic outlook, amongst other factors.

Expected Term —The expected term represents the period that the Company’s stock options are expected to be outstanding and is determined using the simplified method (based on the mid-point between the vesting date and the end of the contractual term) as the Company has concluded that its stock option exercise history does not provide a reasonable basis upon which to estimate expected term.

Volatility —Because the Company is privately held and does not have an active trading market for its common and preference stock for a sufficient period of time, the expected volatility was estimated based on the average volatility for comparable publicly-traded companies, over a period equal to the expected term of the stock option grants.

Risk-free rate —The risk-free rate assumption is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of the option.

Dividends —The Company has never paid dividends on its common stock and does not anticipate paying dividends on common stock in the foreseeable future. Therefore, the Company uses an expected dividend yield of zero.

Activity related to stock options and warrants for 2020 and 2021 is set out below - options forfeited/expired in the year ended March 31, 2021 include PMA share options that were converted to PML shares on the date of the share for share exchange (see note 1). Therefore, there were no options or warrants outstanding at March 31, 2021:

	Share Options
	Number	Weighted- Average Exercise Price

Balance as of March 31, 2019	114,701	5.54
Granted	-	-
Exercised	-	-
Forfeited/expired	-	-
Balance as of March 31, 2020	114,701	5.54
Granted	575,935	1.33
Exercised	-	-
Forfeited/expired	(690,636)	2.03
Balance as of March 31, 2021	-	-

	Share Warrants
	Number	Weighted- Average Exercise Price

Balance as of March 31, 2019	-	-
Granted	33,704	9.20
Exercised	(27,833)	(9.20)
Forfeited/expired	-	-
Balance as of March 31, 2020	5,871	9.20
Granted	-	-
Exercised
Forfeited/expired	(5,871)	9.20
Balance as of March 31, 2021	-	-

NOTE 10. CONSULTANT STOCK AWARDS

In 2021, the Company engaged several non-employee consultants to provide services relating to the IPO. Among these service arrangements, several consultants were contracted to be compensated with common share awards. These consultant stock awards were recorded in accordance with ASC 718. Compensation expense is recorded for all consultant stock awards based on the amortization of the fair market value and common shares issued over the agreed service or vesting period, taking into account clawback provisions. The fair value of the consultant shares is based on the enterprise valuation on the date of grant as outlined in ASC 718-10-55-10 through ASC 718-10-55-12.

The shares subject to clawback provisions remain unvested until the related performance condition is met in line with ASC 718-10. If clawback features are triggered, the unvested shares will be returned to the Company in line with ASC 718-10.

The activity relating to consultant stock awards for 2021 is set out below. In the year ended March 31, 2021 a total of two million common shares were issued to consultants subject to a 50% clawback in the event that an IPO is not achieved before March 31, 2022. Of the one million common shares not subject to clawback provisions, 240,000 shares and the associated fair value of $0.84 million are recognized in the Consolidated Statements of Shareholders’ Equity (Deficit) in the year ended March 31, 2021. Of this amount $0.67 million is recorded as a Deferred Offering Cost Associated with Equity, of the remaining, $0.17 million has been recorded as an offset to the Convertible Debt Obligations on the balance sheet and $0.01 recognized as interest expense in the period.

The following is a summary of consultant stock awards in the year ended March 31, 2021:

On January 11, 2021, 1,200,000 shares were issued in exchange for services to be performed relating to the IPO. Upon initial issuance of the stock no entries were made. As services are relating to and contingent on execution of the IPO through a clawback provision, 50% of transaction was recognized by amortizing the fair value of the stock offered as consideration into deferred offering costs over the service period. The remaining 50% of the transaction is deferred until occurrence of the IPO. As of March 31, 2021, $0.42 million was recognized in Additional Paid-in Capital (“APIC”).

On March 11, 2021, 700,000 shares were issued in exchange for services to be performed relating to the IPO. Upon initial issuance of the stock no entries were made. As services are relating to and contingent on execution of the IPO through a clawback provision, 50% of transaction was recognized by amortizing fair value of the stock offered as consideration into deferred offering costs over the service period. The remaining 50% of the transaction is deferred until occurrence of the IPO. As of March 31, 2021, $0.25 million was recognized in APIC.

On March 15, 2021, 100,000 shares were issued in exchange for services relating to the placement of the Company’s Convertible Debt Obligations. Upon issuance of the stock, the Company recognized 50% of the fair value of the transaction, $0.17 million, as debt issuance costs to be amortized against the convertible debt obligation on the balance sheet, with $0.01 being recognized as interest expense in the period and $0.17 million recognized in APIC. The remaining 50% of the transaction is deferred until the occurrence of the IPO.

As of March 31, 2021, the fair value of unrecognized compensation costs related to consultant shares was $6.16 million. Upon successful IPO all deferred amounts in the Consolidated Statements of Shareholders’ Equity (Deficit) will be recognized as costs together with the share issuance costs associated with shares subject to clawback.

In the event that the common stock of the Company has an IPO price of less than $5.00 per share, the Company shall upon closing of the IPO issue additional common stock of the Company, so that the total value of the consultant shares and such additional shares will be valued at $5 multiplied by the original number of shares in the consultant agreements. Also, until December 31, 2021, if the company prior to the IPO, sells its equity or equity convertible securities (other than in connection with the convertible debt obligations and the Share Exchange) at a price per share less than $5.00 per share of the Company’s Common Stock (as adjusted for any stock split or combination after the dates of the consultant stock award agreements, as set out above, and prior to the IPO), then an equivalent adjustment to the Consultant Shares will be made by Company. In the event that these clauses are triggered, the Company would be required to recognise an incremental stock compensation expense of up to $2.83 million and an extra $1.75 million commission expense related to the convertible debt obligation on the balance sheet.

NOTE 11. LEASES

The Company has obligations under operating leases for its warehouses and offices as well as a rolling sublease rental contract with a supplier. As of March 31, 2021, the lease terms of the various leases range from eleven months to two years. The majority of the Company’s leases include renewal options at the sole discretion of the Company. In general, it is not reasonably certain that lease renewals will be exercised at lease commencement and therefore lease renewals are not included in the lease term.

The following table details the Company’s net lease expense. The variable lease expenses disclosed below include contingent rent payments and other non-fixed lease related costs, including common area maintenance, property taxes, and landlord’s insurance.

Lease cost	Years ended March 31,
	2021	2020
	(In Thousands)
Net lease expense:
Operating lease expense	91	44
Short-term lease expense	75	25

Maturity of lease liabilities	Year ended March 31,
(In Thousands)

Year ending March 31, 2022	$83
Year ending March 31, 2023	18
After 2023	-
Total lease payments	$101
Foreign exchange adjustment	(1)
Present value of lease liabilities	$100

Balance sheet classification:	March 31,
2021
Right-of-use assets	$102

Current lease liabilities	$81
Non-current lease liabilities	20
$101

The weighted-average remaining lease term and weighted-average discount rate were as follows:

	March 31,
	2021	2020
Weighted-average remaining lease term	1.25 years	-
Weighted-average discount rate	8%	-

NOTE 12. INCOME TAXES

Income tax (benefit) expense

Components of income tax (benefit) expense were as follows (in thousands):

Years Ended March 31,
	2021	2020
Current	$-	$-
Deferred	-	-
Total income tax (benefit) expense	$-	$-

Reconciliation

The reconciliation of income taxes computed at the U.S. federal statutory tax rate to our income tax (benefit) expense is as follows:

	Years Ended March 31,
	2021	2020
	(in thousands)
Loss before income tax at 21% rate	$(1,289)	$(718)
Change in valuation allowance	1,138	533
Foreign tax differential	76	107
Other permanent items	75	78
Income tax expense (benefit)	$-	$-

The Company’s effective tax rate for the years ending March 31, 2021 and 2020 differed from the applicable federal statutory rate of 21.0% primarily due to the impact of the valuation allowance on the Company’s deferred tax assets, which is discussed below.

Deferred tax assets and liabilities

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax assets and liabilities were as follows (in thousands):

	March 31,
	2021	2020
	(in thousands)
Deferred tax liabilities:
Fixed and intangible assets	$108	$25
Inventory	-	57
Total deferred tax liabilities	108	82
Deferred tax assets:
Tax loss carryforward	$3,033	$1,869
Depreciation	-	-
Valuation allowance	(2,925)	(1,787)
Total deferred tax assets	$108	$82
Deferred tax assets, net	$-	-

Income taxes receivable, refunds and payments

During the years ended March 31, 2021 and 2020, the Company did not make any income tax payments.

Valuation allowance

During the year ended March 31, 2021 and 2020, the Company recorded an increase in the valuation allowance of $1.14 million and $0.53 million, respectively, related to federal deferred tax assets. Deferred tax assets are recorded related to net operating losses and temporary differences between the book and tax basis of assets and liabilities expected to produce tax deductions in future periods. The realization of these assets depends on recognition of sufficient future taxable income in specific tax jurisdictions in which those temporary differences or net operating losses are deductible. In assessing the need for a valuation allowance on deferred tax assets, we consider whether it is more likely than not that some portion or all of them will not be realized.

Throughout the year ended March 31,2021, the Company has been assessing the realizability of its deferred tax assets by considering positive factors such as the next five years’ profit projection making it more likely than not that the Company will be able to recognize a deferred tax asset on losses. Based upon historical performance of the Company, a valuation allowance of 100% was recorded as there is currently no significant evidence to indicate realizability of deferred tax assets. During 2021, the Company recorded a valuation allowance of 100% of UK and Hong Kong net operating losses. As of March 31, 2021 and 2020, the Company’s valuation allowance was $2.93 million and $1.79 million, respectively.

NOTE 13. OTHER INCOME (EXPENSE)

	Years Ended March 31,
	2021	2020
	(in thousands)
Bank and service charges	$(19)	$(23)
Transactional costs	(291)	-
Sublet rental income	29	24
COVID-19 related grant	79	-
Other gains	1	2
Other expense, net	$(201)	$3

NOTE 14. LOSS PER SHARE

The details of the computation of basic and diluted loss per share are as follows:

	Years Ended March 31,
	2021	2020
Net loss	$(6,137,732)	$(3,404,000)
Basic and diluted weighted-average number of shares outstanding	1,528,327	1,466,238
Basic loss per share	$(4.02)	$(2.32)

Two million common shares were issued to consultants in the year ended March 31, 2021, relating to work performed over a service period ending March 31, 2022. Common shares relating to consulting services are recognized on a straight-line basis over the period of service provision. As of March 31, 2021, 240,000 of the two million common shares issued have been recognized in the Consolidated Statements of Shareholders’ Equity (Deficit).

As there were losses in the years ended March 31 2021 and 2020, basic and diluted weighted-average shares are computed in the same manner in accordance with ASC 260-10-45-20. The holders of Preferred Shares are entitled to receive dividends when funds are legally available and when declared by the Board. Dividends will be distributed ratably among the holders of the Preferred Stock and in preference to dividends paid on shares of Common Stock. In the event of any liquidation, dissolution or winding up of the Company, Preferred Shareholders are entitled to be paid out of assets available for distribution before any payments made to Common Stock Shareholders. Each share of Preferred Stock has the option to be convertible to a share of Common Stock. Upon IPO, a mandatory conversion of Preferred Stock to Common Stock will occur. Preferred Shareholders have voting rights on any voting matter equal to the number of whole shares of Common Stock their preferred shares are convertible into.

NOTE 15. COMMITMENTS AND CONTINGENCIES

Contingencies

Legal proceedings. The Company is, from time to time, involved in routine legal matters, and audits and inspections by governmental agencies and other third parties which are incidental to the conduct of its business. This includes legal matters such as initiation and defense of proceedings to protect intellectual property rights, liability claims, employment claims, and similar matters. The Company believes the ultimate resolution of any such legal proceedings, audits, and inspections will not have a material adverse effect on its Consolidated Balance Sheets, results of operations or cash flows.

NOTE 16. RELATED PARTY TRANSACTIONS

Senior management of both PML and PMA as well as Directors of PML previously provided consulting services for the Company for the period of September 2019 through March 2021, totalling $0.64 million and $0.42 million for 2021 and 2020, respectively (of which $0.14 million is in accounts payable on the Consolidated Balance Sheets and unpaid as at March 31, 2021).

On the December 27, 2019 share warrants were issued to a Company controlled by a director of PMA/PML with a total value of $0.03 million (see note 9).

From June 2020 through March 2021, the Company engaged Deliberate Software Limited as a supplier to Perfect Moment (UK) Ltd for IT services amounting to $0.73 million for the year ended March 31, 2021 (of which $0.22 million is in accounts payable on the Consolidated Balance Sheets and unpaid as at March 31, 2021). A director of Deliberate Software Limited is an immediate family member of a director of PML (see note 9).

From April 2020 through March 2021, the Company engaged Jing Holdings as a supplier and assisted with the PML purchase of contractor services amounting to $0.06 million and $0.08 million for the years ended March 31, 2021 and 2020, respectively. A director of Jing Holdings is also a director of PML.

On June 30, 2020, share options were issued to an immediate family member of a director of PMA/PML with a total value of $1.36 million (see note 9).

On November 1, 2020, share options were issued to a Company controlled by a director of PMA/PML with a total value of $1.82 million (see note 9).

On March 15, 2021, PML entered into a convertible debt obligation agreement with various investors, including an immediate family member of a director. The portion of the loan from the related party amounted to $0.20 million. The convertible debt obligation of $5.22 million remains outstanding at March 31, 2021 (see note 8).

On March 15, 2021, Perfect Moment Asia ltd. (“PMA”) engaged in a share for share exchange with the Company, creating Perfect Moment Limited as the ultimate parent Company for Perfect Moment Limited (“PML”) globally. Shareholders of PMA received an equivalent number of shares in PML. Shares in PMA (both common and preference) before the share for share transaction held a par value of $1. As a result of the transaction, 5,323,782 new shares in PML Series A Convertible Preferred Stock with a $0.0001 par value and 1,994,496 shares in PML Common Stock with a par value of $0.0001 were issued to existing PMA shareholders. Within the 1,994,496 of PML shares are former PMA share options that converted from PMA share options to PML shares on the date of the share for share exchange. These former PMA share options are shown on the March 31, 2021 Statement of Changes in Shareholders Equity’ as issuance of 500,666 common shares.

Finally, the shareholder loan balances outstanding as of March 31, 2021 and 2020, were $0.68 million and $3.96 million, respectively.

NOTE 17. SUBSEQUENT EVENTS

On June 16, 2021, the Letter of Credit issued for the benefit of company suppliers and given by HSBC was increased from $3.15 million to $4.15 million.

In April 2021, Aspen Licensing International (ALI) filed litigation against the Company for alleged trademark infringement for using the word “Aspen” on its clothing and in its style names. In July 2021, the Company reached a settlement agreement in principle with ALI. The Company has agreed to pay ALI $0.01 million related to historic use of the Aspen trademark and 3% of sales related to the runoff stock that displays the word “Aspen.”

In August 2021, the Company issued stock options to four recipients. Per the agreements, 68,172 share options at an exercise price of $3.50 per share were offered to three employees and 340,862 shares at an exercise price of $0.01 were offered to one employee.

In September 2021, the Company issued 75,000 shares of Common Stock for the provision of legal services valued at $0.30 million related to the planned IPO.

In August, September and October 2021, the Company signed Merchant Cash Agreements in the amount of $0.62 million, $0.80 million and $0.60 million, respectively, to provide additional funding to the Company. A 2.5% transaction fee was charged and repayments occurring over an 88-, 90- and 90-day periods in fixed increments.

In October 2021, the Company approved the issuance of stock options to the new CFO of PML. Per the agreement, 136,344 share options were issued at an exercise price of $3.50 per share.

In November 2021, the Company issued 377,428 common shares (valued $1.32 million) to Purple Pebble America, LLC and 377,428 (valued $1.32 million) Common Shares to NJJ Productions, Inc, for the provision of advertising and publicity services to the Company.

Shares

Common Stock

PROSPECTUS

              , 2022

ALTERNATE PAGES FOR SELLING STOCKHOLDER PROSPECTUS

The information in this preliminary prospectus is not complete and may be changed. The selling stockholders named in this preliminary prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated        , 2022

PRELIMINARY PROSPECTUS

Up to        Shares of Common Stock(1)

An aggregate of up to        shares of our common stock are currently being offered by this prospectus, of which (i)         shares of our common stock issuable upon conversion of 8% senior subordinated secured convertible promissory notes held by selling stockholders (the “Notes”) are currently being offered under this prospectus by certain stockholders who were investors in the 2021 bridge loan financing and (ii) 2,075,000 shares of our common stock are currently being offered under this prospectus by certain existing stockholders. Pursuant to the Notes and the security agreements entered into in connection with the 2021 bridge loan financing, we received $6,004,320 of new investor funding, and the Notes will automatically convert upon the closing of the initial public offering (“IPO”) into shares of our common stock at a conversion price equal to 80% of the price of shares of the IPO price.

The selling stockholders must sell their shares at a fixed price per share of $      , which is the per share price of the shares being offered in the IPO. Thereafter, the shares offered by this prospectus may be sold by the selling stockholders from time to time in the open market, through privately negotiated transactions or a combination of these methods, at market prices prevailing at the time of sale or at negotiated prices. By separate prospectus (the “IPO Prospectus”), we have registered an aggregate of shares of our common stock which we are offering for sale to the public through our underwriters, excluding any shares issuable upon the underwriters’ over-allotment option.

We intend to apply to list our shares of common stock for trading on the Nasdaq Capital Market (“Nasdaq”) under the symbol “PMNT”. If our application is not approved or we otherwise determine that we will not be able to secure the listing of our common stock on the Nasdaq, we will not complete the primary offering to the public.

The distribution of the shares by the selling stockholders is not subject to any underwriting agreement. We will not receive any proceeds from the sale of the shares by the selling stockholders. We will bear all expenses of registration incurred in connection with this offering, but all selling and other expenses incurred by the selling stockholders will be borne by them.

We are an “emerging growth company” under the federal securities laws and have elected to be subject to reduced public company reporting requirements. An investment in our common stock may be considered speculative and involves a high degree of risk, including the risk of a substantial loss of your investment. See “Risk Factors” beginning on page 12 to read about the risks you should consider before buying shares of our common stock. An investment in our common stock is not suitable for all investors. See “Risk Factors-Risks Relating to Ownership of Our Securities.”

Sales of the shares of our common stock registered in this prospectus and the IPO Prospectus will result in two offerings taking place concurrently which might affect price, demand, and liquidity.

You should rely only on the information contained in this prospectus and any prospectus supplement or amendment. We have not authorized anyone to provide you with different information. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus is only accurate on the date of this prospectus, regardless of the time of any sale of securities.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is       , 2022

(1)	Calculated using the initial public offering price set forth on the cover page of the IPO Prospectus and assuming the conversion upon the closing of the IPO of all the principal and interest of the Notes held by the selling stockholders.

EXPLANATORY NOTE

Concurrent with this offering, the company is registering shares of common stock in connection with a public offering of        shares of our common stock through the underwriters (excluding        shares which may be sold upon exercise of the underwriters’ over-allotment option). Sales by stockholders that purchased shares in our common stock from the underwritten offering may reduce the price of our common stock, demand for our shares and, as a result, the liquidity of your investment.

SELLING STOCKHOLDERS

The shares of common stock being registered hereby are those (i) issuable to the selling stockholders upon conversion of the Notes and (ii) issued to certain selling stockholders. For additional information regarding the Notes and certain rights of the selling stockholders with respect thereto, and the 2021 share exchange and the 2021 bridge loan financing, see “Recent Sales of Unregistered Securities” and “Description of Securities” below. We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time. Except as set forth in this Selling Stockholder Prospectus and except for certain ownership of our securities, the selling stockholders have not had any material relationship with us within the past three years.

The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock by the selling stockholders. The second column lists the number of shares of common stock beneficially owned by the selling stockholders prior to this offering as of        , 2022, assuming conversion of the Notes on such date. The third column lists the shares of common stock being offered by this Selling Stockholder Prospectus by the selling stockholders, which covers the resale of, as of any given date, the maximum number of shares of common stock issuable upon conversion of the Notes, including conversion of interest on the Notes. The amounts in the second and third columns for shares of common stock issuable upon conversion of the Notes were calculated using the midpoint of the price range listed on the cover page of the Prospectus and assume the conversion of the Notes. The conversion price of the Notes is 80% of the price per share in our initial public offering, or the Conversion Price. The fourth and fifth columns list the number and percentage, respectively, of shares of common stock beneficially owned by the selling stockholders after the closing of the offering, based on their ownership as of the date of this Selling Stockholder Prospectus, based on        shares of our common stock outstanding prior to the offering, which include the conversion of all outstanding shares of our Series A convertible preferred stock into an aggregate of 5,323,782 shares of our common stock, and assuming the sale of all of the shares offered by the selling stockholders pursuant to this Selling Stockholder Prospectus.

Unless otherwise set forth below, based upon the information furnished to us, (a) the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the selling stockholder’s name, subject to community property laws, where applicable and (b) no selling stockholder had any position, office or other material relationship within the past three years, with us or with any of our predecessors or affiliates. In addition, we have also been advised that none of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer, other than Lucius Partners LLC, whom is an affiliate of Laidlaw & Company (UK) Ltd as members and managers and/or officers of Lucius Partners LLC are also principals and/or officers of Laidlaw & Company (UK) Ltd. Each selling stockholder that is an affiliate of a broker-dealer has advised us that such stockholder acquired the securities in connection with the share exchange in the ordinary course of business, and at the time of the purchase or acquisition, it had no agreements or understandings, directly or indirectly, with any person to distribute such securities.

The number of shares of our common stock shown as beneficially owned before the offering is based on information furnished to us or otherwise based on information available to us at the timing of the filing of the registration statement of which this prospectus forms a part.

1

Selling Stockholder	Shares of Common Stock Beneficially Owned Prior to the Offering(A)	Maximum Number of Shares of Common Stock to be Sold in this Offering and Registered Hereby	Shares of Common Stock Beneficially Owned Upon Completion of the Offering	Percentage of Common Stock Beneficially Owned Upon Completion of the Offering
Andrew Horan			-	-
Ashok Suppiah			-	-
Luis Praxmarer-Cassani			-	-
John Molter			-	-
Bijan Bedround			-	-
Jean-Marc Simandoux			-	-
Matterhorn Capital Ltd.(1)			-	-
Bryan J. Hanks and Michelle B. Hanks			-	-
Carlo Wolf			-	-
Volkhard Bregulla
Scott Derksen
Stephen Park and Tracy Park
Louis Salomonsky
Stephen David Salomonsky
Applied Food Sciences Inc.(2)
Scott L. Byer
Daniel P. Wikel
Ingram D. Tynes
Marc Gilligan
Carmen Pecord IRA R/O
Ramrakhi Investments Limited(3)
Paul D.R. Searle
Mark Toplinger IRA R/O
Javier Torre Sierra
Devang Shah
ANS Investment Holdings Limited(4)
Joachim Gottschalk & Associates Ltd.(5)
Oliver R.M. Bolitho
Shawn P. Guttersen
Benjamin Netick Roth IRA Conversion
Andrew Greg Withers
David Levine
Jurgen Hatheier
Gary A. Kruggel Living Trust(6)
William R. Maines
Ernest W. Moody Revocable Trust DTD 1/14/2009(7)
William Feniger
D.E. Womeldorph Jr. Trust(8)
Andrew R.T. Telford
Joseph Blum
Michael J. Barza
Spartanburg Nephrology Associates PA PSP(9)
David B. Brown
Neil Snowdon
Brian K. Langham
Xavier Peny
J. Christopher Burch
Mark Tompkins(10)	1,040,000	1,040,000	-	-
Ian Jacobs(11)	150,000	150,000	-	-
Lucius Partners LLC(12)	700,000	700,000	-	-
Darius Fouladi	100,000	100,000	-	-
Mitchell Silberberg & Knupp LLP(13)	75,000	75,000	-	-
Sichenzia Ross Ference LLP(14)	7,500	7,500	-	-
Barrett S. DiPaolo	2,500	2,500	-	-
TOTAL			-	-

2

(A)	We issued to the selling stockholders, other than Mark Tompkins, Ian Jacobs, Lucius Partners LLC, Darius Fouladi, Mitchell Silberberg & Knupp LLP, Sichenzia Ross Ference LLP and Barrett S. DiPaolo, Notes. The Notes will automatically convert into our common stock at 80% of the price of the stock issued in an anticipated initial public offering, calculated using the midpoint of the price range listed on the cover page of the IPO Prospectus and assuming the conversion of all principal plus accrued interest under the Notes upon the closing of the initial public offering. For all selling stockholders, other than Lucius Partners LLC and Darius Fouladi, the amounts consist of shares of common stock issuable upon conversion of the Notes. We issued common stock to Lucius Partners LLC and Darius Fouladi as consideration for advisory services provided in connection with the 2021 share exchange and the 2021 bridge loan financing.

(1)	Simon Conway has voting and investment power over these securities.

(2)	Loretta Zapp has voting and investment power over these securities.

(3)	Jhamel Singh has voting and investment power over these securities.

(4)	Nouf Adib A. AlZamil has voting and investment power over these securities.

(5)	Tim Roniger has voting and investment power over these securities.

(6)	Gary A. Kruggel and Lori J. Kruggel jointly have voting and investment power over these securities.

(7)	Earnest W. Moody has voting and investment power over these securities.

(8)	Donald E. Womerdorph Jr. has voting and investment power over these securities.

(9)	Lawrence Stone McGee has voting and investment power over these securities.

(10)	Mark Tompkins is a former director of Perfect Moment Ltd. prior to the share exchange.

(11)	Ian Jacobs is a former officer and director of Perfect Moment Ltd. prior to the share exchange.

(12)

Matthew I. Eitner has voting and investment power over these securities. Members and managers and/or officers of Lucius Partners LLC are also principals and/or officers of Laidlaw & Company (UK) Ltd., the representative of the underwriters in the primary offering under the IPO Prospectus.

(13)	The shares were issued to Mitchell Silberberg & Knupp LLP for services provided to the Company in connection with the share exchange. The person having voting, dispositive or investment powers these securities is Nimish Patel.

(14)	The shares were issued to Sichenzia Ross Ference LLP for services provided in connection with the share exchange. The person having voting, dispositive or investment powers these securities is Thomas Rose.

3

PLAN OF DISTRIBUTION

The selling stockholders may, from time to time, sell any or all of their shares of our common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. If the shares of our common stock are sold through underwriters, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at a price of $ per share (the midpoint of the range set forth on the cover page of the IPO Prospectus) until our shares are listed on the Nasdaq and thereafter at prevailing market prices or privately negotiated prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

●	any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	transactions other than on these exchanges or systems or in the over-the-counter market;

●	through the writing of options, whether such options are listed on an options exchange or otherwise;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	short sales;

●	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

●	a combination of any such methods of sale; and

●	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. In general, a person who has beneficially owned restricted shares of our common stock for at least six months, in the event we have been a reporting company under the Exchange Act for at least 90 days, would be entitled to sell such securities, provided that such person is not deemed to be an affiliate of ours at the time of sale or to have been an affiliate of ours at any time during the three months preceding the sale.

The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of our common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

4

In connection with the sale of the shares of our common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of our common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of our common stock short and deliver shares of our common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of our common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of our common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of our common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders also may transfer the shares of our common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of our common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgees, transferees or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of our common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be an “Underwriter” within the meaning of the Securities Act in connection with such sales. In such event, any commissions paid, or any discounts or concessions allowed to, such broker-dealers or agents and any profit realized on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of our common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of our common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers. Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of our common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with. There can be no assurance that any selling stockholder will sell any or all of the shares of our common stock registered pursuant to the registration statement, of which this prospectus forms a part.

Each selling stockholder has informed us that it does not have any agreement or understanding, directly or indirectly, with any person to distribute our common stock. None of the selling stockholders who are affiliates of broker-dealers, other than the initial purchasers in private transactions, purchased the shares of common stock outside of the ordinary course of business or, at the time of the purchase of the common stock, had any agreements, plans or understandings, directly or indirectly, with any person to distribute the securities.

5

We are required to pay all fees and expenses incident to the registration of the shares of common stock. Except as provided for indemnification of the selling stockholders, we are not obligated to pay any of the expenses of any attorney or other advisor engaged by a selling stockholder. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, we will file a post-effective amendment to the registration statement. If the selling stockholders use this prospectus for any sale of the shares of our common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of our common stock and activities of the selling stockholders, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in passive market-making activities with respect to the shares of common stock. Passive market making involves transactions in which a market maker acts as both our underwriter and as a purchaser of our common stock in the secondary market. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

6

USE OF PROCEEDS

We will not receive proceeds from sales of our common stock made under this prospectus.

DETERMINATION OF OFFERING PRICE

There currently is no public market for our common stock. The selling stockholders will determine at what price they may sell our common stock, and such sales may be made at prevailing market prices or at privately negotiated prices. See “Plan of Distribution” above for more information.

LEGAL MATTERS

Certain legal matters with respect to the validity of the securities being offered by this prospectus will be passed upon by Mitchell Silberberg & Knupp LLP, Los Angeles, California. Certain legal matters will be passed upon on behalf of the underwriters by Sichenzia Ross Ference LLP, New York, New York. As of the date of this prospectus, Mitchell Silberberg & Knupp LLP owns 75,000 shares of common stock of the Company and Sichenzia Ross Reference LLP and its attorneys own an aggregate of 10,000 shares of common stock of the Company.

EXPERTS

The Company’s consolidated financial statements appearing elsewhere in this prospectus have been included herein in reliance upon the report, which includes an explanatory paragraph as to our ability to continue as a going concern, of CohnReznick LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of CohnReznick LLP as experts in accounting and auditing.

7

Shares of

Common Stock

SELLING STOCKHOLDER PROSPECTUS

          , 2022

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the Nasdaq Capital Market listing fee.

	Amount
SEC registration fee	$
FINRA filing fee
The Nasdaq Capital Market initial listing fee		75,000
Printing and engraving fees
Legal fees
Accounting fees and expenses
Transfer Agent Fees and Expenses
Miscellaneous Fees and Expenses
Total	$

Item 14. Indemnification of Directors and Officers.

Section 145 of the General Corporation Law of the State of Delaware, or the DGCL, authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

The company’s amended and restated certificate of incorporation and amended and restated bylaws, each to be in effect at the initial closing of the offering, limit the liability of the company’s directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, the company’s directors are not personally liable to the company or the company’s stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

●	any breach of their duty of loyalty to the Registrant or the company’ stockholders;

●	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

●	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; and

●	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of the company’s directors will be further limited to the greatest extent permitted by the DGCL.

The company’s amended and restated certificate of incorporation that will be in effect at the initial closing provides that the company will, under certain circumstances, indemnify any director, officer, employee or agent of the company, subject to any provisions contained in the company’s amended and restated bylaws that will be in effect at the initial closing. The company’s amended and restated bylaws that will be in effect at the initial closing provide that the company will indemnify, to the fullest extent permitted by law, each person who was or is made a party or is threatened to be made a party to, or is otherwise involved in, any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the company, or is or was serving at the request of the company, as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against all expense, liability and loss (including, among other things, attorney’s fees and amounts paid in settlement) reasonably incurred or suffered by such director, officer, employee or agent in connection therewith, subject to certain conditions. The company’s amended and restated bylaws that will be in effect at the initial closing also provide the company with the power to, to the extent authorized by the company’s board of directors, grant rights to indemnification and to advancement of expenses to any employee or agent of the company to the fullest extent indemnification may be granted to the company’s directors and officers. In addition, the company’s amended and restated bylaws that will be in effect at the initial closing provide that the company must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to certain exceptions.

The company plans to enter into indemnification agreements with each of its directors and executive officers prior to the initial closing that may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements require the company, among other things, to indemnify its directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require the company to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding, subject to certain exceptions. The company believes that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are included in the company’s amended and restated certificate of incorporation, amended and restated bylaws and indemnification agreements with its directors and executive officers may discourage stockholders from bringing a lawsuit against the company’s directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against the company’s directors and executive officers even though an action, if successful, might benefit the company and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that the company pays the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, the company is not aware of any pending litigation or proceeding involving any person who is or was one of its directors, officers, employees or other agents or is or was serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and the company is not aware of any threatened litigation that may result in claims for indemnification.

The company’s amended and restated bylaws that will be in effect at the initial closing provide that the company may purchase and maintain insurance, at its expense, to protect itself and any person who is or was a director, officer, employee or agent of the company or is or was serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the company would have the power to indemnify such person against such expense, liability or loss under the DGCL. The company maintains insurance under which, subject to the limitations of the insurance policies, coverage is provided to the company’s directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to the company with respect to payments that may be made by the company to these directors and executive officers pursuant to the company’s indemnification obligations or otherwise as a matter of law.

Item 15. Recent Sales of Unregistered Securities.

Since January 1, 2018, the company has made the following sales of unregistered securities:

1. 2021 Share Exchange

●	In March 2021, the company issued 1,994,496 shares of common stock and 5,323,782 shares of Series A convertible preferred stock to holders of common stock and options of the company’s subsidiary, Perfect Moment Asia Ltd., in exchange for all such common stock and options. The company issued 800,000 shares of common stock to two accredited investors as compensation for advisory services provided in connection with the 2021 share exchange and the 2021 bridge loan financing.

2. Sales of Convertible Promissory Notes (2021 Bridge Loan Financing)

●	In March 2021, the company issued and sold senior subordinated secured convertible promissory notes to a total of 47 accredited investors for an aggregate principal amount of $6,004,320. The notes provide that the principal and all accrued and unpaid interest on the notes will automatically convert upon the company’s initial public offering to shares of common stock at a conversion rate of eighty percent (80%) of the company’s initial public offering price per share.

3. Equity Incentive Related Issuances

●	On August 24, 2021, the company granted options to purchase up to 340,862 shares of common stock to its Chief Executive Officer with a per share exercise price of $0.01.

●	Since August 2021, the company has granted options to purchase up to 340,860 shares of common stock from its 2021 Equity Incentive Plan to its directors, officers and employees with a per share exercise price of $3.50.

4. Other Common Stock Issuances

●	On January 11, 2021, in connection with the formation of the company, the company issued an aggregate of 1,200,000 shares of common stock to its four initial stockholders for $120.

●	On November 15, 2021 the company issued an aggregate of 754,856 shares of common stock to two service providers.

●	On December 9, 2021 the company issued 75,000 shares of common stock to Mitchell Silberberg & Knupp, LLP for services rendered.

Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act (or Regulation D or Regulation S promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

1.1*	Form of Underwriting Agreement

2.1*	Share Exchange Agreement

3.1*	Certificate of Incorporation of the Company, effective as of January 11, 2021

3.2*	Certificate of Correction, effective as of January 25, 2021

3.5*	Form of Certificate of Incorporation of the Company, to be effect upon the initial closing of the Company’s initial public offering

3.6*	Bylaws of the Company currently in effect

3.7*	Form of Bylaws of the Company, to be in effect upon the initial closing of the Company’s initial public offering

4.1*	Form of the Company’s common stock certificate

4.5*	Form of Convertible Promissory Note for 2021 Bridge Financing

5.1*	Opinion of Mitchell Silberberg & Knupp LLP

10.1*+	Employment Agreement between Perfect Moment UK and Negin Yeganegy

10.2*+	Employment Agreement between Perfect Moment UK and Cara Bell

10.3*+	Consulting Agreement between Perfect Moment Asia and Max Gottschalk

10.4*+	Consulting Agreement between Perfect Moment Asia and Jane Gottschalk

10.5*+	Consulting Agreement between Perfect Moment Asia and Arnhem Consulting Limited

10.6*+	2021 Equity Incentive Plan and forms of award agreements thereunder

10.7*	Form of Security Agreement for 2021 Bridge Financing

10.8*	Form of Copyright Security Agreement for 2021 Bridge Financing

10.9*	Form of Patent Security Agreement for 2021 Bridge Financing

10.10*	Form of Trademark Security Agreement for 2021 Bridge Financing

10.11*+	Form of Indemnification Agreement for Directors and Officers

23.1*	Consent of CohnReznick LLP

23.2*	Consent of Mitchell Silberberg & Knupp LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included on the signature page to this registration statement).

*	To be filed by amendment.

+	Indicates a management contract or compensatory plan or arrangement.

(b) No financial statement schedules are provided because the information called for is not required or is shown in the financial statements or the notes thereto.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities: the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)	Provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(7)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(8)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of London, United Kingdom, on         , 2022.

PERFECT MOMENT LTD.

By:
Negin Yeganegy
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and Negin Yeganegy and Cara Bell, as his or her true and lawful attorneys-in-fact, proxies, and agents, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact, proxies, and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, proxies, and agents, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities set forth opposite their names and on the date indicated above.

Signature	Title	Date

Max Gottschalk	Chairman of the Board and Director	, 2022

	President, Chief Executive Officer and Director	, 2022
Negin Yeganegy	(Principal Executive Officer)

	Chief Financial Officer	, 2022
Cara Bell	(Principal Financial and Accounting Officer)

Jane Gottschalk	Director	, 2022